SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Index

1. Summary of Business Report for the fiscal year 2005

2. Exhibit 99.1_Kookmin Bank Audit Report for the fiscal year 2005

Summary of Business Report for the fiscal year 2005

On March 31, 2006, pursuant to the Securities and Exchange Act of Korea, Kookmin Bank filed its business report for the fiscal year 2005 (the “Business Report”) to the Financial Supervisory Commission of Korea and the Korea Exchange. This is the summary of the Business Report translated into English.

All references to “Kookmin Bank” mean Kookmin Bank on a non-consolidated basis, and all references to “we”, “us” or “the Bank” mean Kookmin Bank and, as the context may require, its subsidiaries. In addition, all references to “Won” or “W” in this document are to the currency of the Republic of Korea.

1.	Introduction to the Bank

1.1.	Business Purposes

The business purpose of the Bank is to engage in the following business activities:

•	The banking business as prescribed by the Bank Act,

•	The trust business as prescribed by the Banking Trust Act,

•	The credit card business as prescribed by the Non-Banking Financing Act, and

•	Other businesses permitted by the Bank Act or other relevant Korea laws and regulations

1.2.	History

•	November 1, 2001

Incorporated and listed on the New York Stock Exchange

•	November 9, 2001

Listed on the Korea Stock Exchange

•	September 23, 2002

Integrated IT platforms of old Kookmin Bank and H&CB

•	December 4, 2002

Entered into a strategic alliance agreement with ING Bank N.V., which replaced the prior investment agreement with H&CB

•	May 30, 2003

Entered into a merger agreement with Kookmin Credit Card, one of our major subsidiaries, and officially submitted Merger Statement to Financial Supervisory Commission

•	September 30, 2003

Completed small-scale merger with Kookmin Credit Card

•	December 16, 2003

Completed strategic investment in Bank International Indonesia (BII) by investing in 25% stake of the Consortium of Sorak Financial Holdings

•	December 19, 2003

Fully privatized through the entire disposition of Korean government’s stake in Kookmin Bank

•	April 29, 2004

Established a subsidiary, KB Life Co. Ltd., to engage in insurance business

•	July 22, 2004

Made an alliance with China Construction Bank for the foreign currency business

•	August 31, 2004

ING Bank N.V. made a contract with KB for the strategic investment in KB Life

•	October 29, 2004

Appointed Mr. Chung Won Kang as the President & CEO in Extraordinary General Shareholders’ Meeting

•	November 09, 2004

Declared Integration of three labor unions (former Kookmin Bank, former H&CB, former Kookmin Credit Card) into a single KB labor union

•	December 31, 2004

The largest shareholder of Kookmin Bank changed from ING Bank N.V. Amsterdam to Euro-Pacific Growth Fund

•	March 02, 2005

Open KB Satellite Broad Casting System for the first time in the world

•	March 21, 2005

The largest shareholder of Kookmin Bank changed from Euro-Pacific Growth Fund to ING Bank N.V. Amsterdam

•	June 16, 2005

Disposed 27,423,761 shares of treasury stock by means of the combination of domestic over-the-counter-sales and an international issuance of depository receipts

•	July 26, 2005

Obtained an approval from FSS to use Market Risk Internal Model for the first time among domestic financial institutions

•	October 14, 2005

The largest shareholder of Kookmin Bank changed from ING Bank N.V. Amsterdam to Euro-Pacific Growth Fund

•	February 2, 2006

Established “Basel II system to calculate credit risk weighted asset and New BIS Capital adequacy ratio” for the first time in Korea

1.3.	Capital Structure

1.3.1.	Common Shares

Kookmin Bank has authority to issue a total of 1,000,000,000 shares of capital stock according to its Articles of Incorporation. Kookmin Bank’s Articles of Incorporation also provide that it is authorized to issue shares of preferred stock up to one-half of all of the issued and outstanding shares of common stock. On completion of the merger between Former Kookmin Bank and H&CB, Kookmin Bank issued 299,697,462 common shares.

Upon the resolution of shareholders’ meeting held on March 22, 2002, Kookmin Bank issued additional 17,979,954 common shares in connection with stock dividend of 6 percent.

On November 25, 2002 Goldman Sachs Capital Koryo, L.P. converted all of its convertible bonds into common shares. According to this conversion on November 30, 2002, Kookmin Bank issued 10,581,269 common shares and distributed them to Goldman Sachs Capital Koryo, L.P.

With regard to the merger between Kookmin Bank and Kookmin Credit Card on September 30, 2003, Kookmin Bank issued additional 8,120,431 shares on October 1, 2003. Accordingly, as of September 30, 2005, total 336,379,116 shares were issued with 1,681,896 million Won of paid-in capital.

1.3.2.	Treasury Stock

The following table shows the acquisition and disposition of our treasury stock as of January 13, 2006. (Units: in thousand of Won unless indicated otherwise)

Date	Transaction	Number of share	Acquisition/ Disposition amount	Average cost per one share (Won)
November 15, 2001	Acquisition of fractional shares in the course of the merger	41,548	1,794,885	43,200
December 24, 2001	Disposition due to exercise of stock option by a grantee	10,000	432,003	43,200
April 3, 2002	Acquisition of fractional shares due to stock dividend	36,089	2,071,557	57,400
May 14, 2002	Disposition pursuant to the Bank Act of Korea	31,548	1,601,944	50,788
July 30 - October 23, 2002	Acquisition pursuant to the Securities and Exchange Act of Korea	3,000,000	147,632,489	49,210
December 24, 2002	Disposition due to exercise of stock option by a grantee	10,000	492,294	49,229
January 15, 2003	Disposition due to exercise of stock option by a grantee	10,000	492,294	49,229
September 4 - 9, 2003	Acquisition pursuant to the Securities and Exchange Act of Korea	650,000	29,094,064	44,760
October 16, 2003	Acquisition of fractional shares due to the Merger with Kookmin Credit Card	5,095	214,254	42,050
4th quarter, 2003	Disposition due to exercise of stock option by grantees	78,322	3,792,977	48,428
December 17, 2003	Acquisition from the sale of Korean government shares of the Bank	27,423,761	1,198,568,158	43,700
December 26, 2003	Disposition due to contribution to ESOP account	1,000,000	44,252,000	44,252
1st quarter, 2004	Disposition due to exercise of stock option by grantees	30,855	1,365,396	44,252
2nd quarter, 2004	Disposition due to exercise of stock option by grantees	55,593	2,460,101	44,252
3rd quarter, 2004	Disposition due to exercise of stock option by grantees	592	26,197	44,252
4th quarter, 2004	Disposition due to exercise of stock option by grantees	48,374	2,140,646	44,252
1st quarter, 2005[1]	Disposition due to contribution to ESOP account and exercise of stock option by grantees	1,095,038	48,457,622	44,252
2nd quarter, 2005[2]	Disposition due to domestic over the counter sales and an international issuance of depository receipts and exercise of stock option by grantees	28,473,662	1,260,016,491	44,252
3rd quarter, 2005	Disposition due to exercise of stock option by grantees	42,771	1,892,702	44,252
4th quarter, 2005	Disposition due to exercise of stock option by grantees	51,803	2,292,386	44,252
January 13, 2006	Disposition due to exercise of stock option by grantees	217,935	9,644,060	44,252
Total	-	0	0	—

[1]	Disposed 2,000,000 shares of Treasury stock for the purpose of contribution to ESOP on February 23, 2005 and April 12, 2005.

[2]	On June 16, 2005, KB disposed 27,423,761 shares of Treasury Stock pursuant to the decision of BOD on April 27, 2005 for the purpose of the improvement of capital structure.

1.3.3.	Stock Option

The following table is the breakdown of stock options Kookmin Bank has granted to the directors and employees as of December 31, 2005.

(Units: in Won, shares)

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options[1]	Number of exercised options	Number of exercisable options
			From	To
28-Feb-00	Jan Op de Beeck	Director&Executive Vice President	01-Mar-03	28-Feb-06	27,600	22,490	0	22,490
28-Feb-00	Sung Chul Kim	Executive Vice President	01-Mar-03	28-Feb-06	27,600	30,000	30,000	0
28-Feb-00	Woo Jung Lee	Executive Vice President	01-Mar-03	28-Feb-06	27,600	30,000	30,000	0
28-Feb-00	Kuk Ju Kwon	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	0	4,800
28-Feb-00	Sun Jin Kim	Non Executive Director	01-Mar-03	28-Feb-06	27,600	7,000	7,000	0
28-Feb-00	Joon Park	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	0	4,800
28-Feb-00	Moon Soul Chung	Non Executive Director	01-Mar-03	28-Feb-06	27,600	7,000	0	7,000
28-Feb-00	Heung Soon Chang	Non Executive Director	01-Mar-03	28-Feb-06	27,600	2,486	0	2,486
28-Feb-00	In Joon Kang	Non Executive Director	01-Mar-03	28-Feb-06	27,600	2,486	2,486	0
28-Feb-00	Sung Hee Jwa	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	1,093	3,707
28-Feb-00	Seung Woo Nam	Non Executive Director	01-Mar-03	28-Feb-06	27,600	1,928	1,928	0
28-Feb-00	Kyung Hee Yoon	Non Executive Director	01-Mar-03	28-Feb-06	27,600	7,000	7,000	0
28-Feb-00	Sung Cheon Hong & 9 others	Employees	01-Mar-03	28-Feb-06	27,600	67,283	51,812	15,471
24-Mar-01	Young II Kim	Executive Vice President	25-Mar-04	24-Mar-07	25,100	30,000	13,000	17,000
24-Mar-01	Jong In Park	Executive Vice President	25-Mar-04	24-Mar-07	25,100	19,333	3,500	15,833
24-Mar-01	Won Bae Yoon	Non Executive Director	25-Mar-04	24-Mar-07	25,100	2,318	2,318	0
24-Mar-01	Jae Kyu Lee	Non Executive Director	25-Mar-04	24-Mar-07	25,100	2,318	0	2,318
24-Mar-01	Chul Soo Ahn	Non Executive Director	25-Mar-04	24-Mar-07	25,100	1,916	1,916	0
24-Mar-01	Jae Han Kim & 2 others	Employees	25-Mar-04	24-Mar-07	25,100	16,491	14,916	1,575
18-Mar-00	Sang Hoon Kim	Chairman&CEO	19-Mar-03	18-Mar-05	23,469	41,460	41,460	0
18-Mar-00	In Kie Kim	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	2,961	0
18-Mar-00	Jin Ho Hwang	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	2,961	0
18-Mar-00	Bong Ho Paick	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	2,961	0
18-Mar-00	Yoo Hwan Kim	Executive Vice President	19-Mar-03	18-Mar-05	23,469	11,845	11,845	0
18-Mar-00	Duk Hyun Kim	Executive Vice President	19-Mar-03	18-Mar-05	23,469	11,845	11,845	0
15-Mar-01	Sang Hoon Kim	Chairman&CEO	16-Mar-04	15-Mar-09	28,027	29,614	1,000	28,614
15-Mar-01	Jong Min Lee	Chief Audit Executive	16-Mar-04	15-Mar-09	28,027	14,807	2,807	12,000
15-Mar-01	In Kie Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Ji Hong Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Bong Ho Paick	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	1,870	0
15-Mar-01	Ik Rae Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	2,961	0
15-Mar-01	Seung Heon Han	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	0	1,870
15-Mar-01	Young Seok Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	0	1,870
15-Mar-01	Se Woong Lee	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Bock Woan Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Yoo Hwan Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Duk Hyun Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	2,845	9,000
15-Mar-01	Ok Hyun Yoon	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	2,845	9,000
15-Mar-01	Tai Gon Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	11,845	0
15-Mar-01	Byung Sang Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	5,845	6,000
15-Mar-01	Byung Jin Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	3,845	8,000

[1]	Some numbers of the granted options have been adjusted due to the merger and the early retirement of the grantees.

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price		Number of granted options[1]	Number of exercised options	Number of exercisable options
			From	To
15-Mar-01	Han Koo Ji & 36 others	Employees	16-Mar-04	15-Mar-09	28,027		39,092	14,324	24,768
16-Nov-01	Jung Tae Kim	President & CEO	17-Nov-04	16-Nov-09	51,200		500,000	0	500,000
16-Nov-01	Sang Hoon Kim	Chairman	17-Nov-04	16-Nov-09	51,200		150,000	0	150,000
22-Mar-02	Choul Ju Lee	Chief Audit Executive	23-Mar-05	22-Mar-10	57,100		9,963	0	9,963
22-Mar-02	Henry Cornell	Non Executive Director	23-Mar-05	22-Mar-10	57,100		3,321	0	3,321
22-Mar-02	Keun Shik Oh	Non Executive Director	23-Mar-05	22-Mar-10	57,100		3,321	200	3,121
22-Mar-02	Dong Soo Chung	Non Executive Director	23-Mar-05	22-Mar-10	57,100		10,000	0	10,000
22-Mar-02	Ji Hong Kim	Non Executive Director	23-Mar-05	22-Mar-10	57,100		3,321	0	3,321
22-Mar-02	Timothy Hartman	Non Executive Director	23-Mar-05	22-Mar-10	57,100		3,321	0	3,321
22-Mar-02	Sun Jin Kim	Non Executive Director	23-Mar-05	22-Mar-10	57,100		3,000	0	3,000
22-Mar-02	Moon Soul Chung	Non Executive Director	23-Mar-05	22-Mar-10	57,100		3,000	0	3,000
22-Mar-02	Kyung Hee Yoon	Non Executive Director	23-Mar-05	22-Mar-10	57,100		3,000	0	3,000
22-Mar-02	Jong Kyoo Yoon	Executive Vice President	23-Mar-05	22-Mar-10	57,100		20,522	0	20,522
22-Mar-02	Bong Hwan Cho	Executive Vice President	23-Mar-05	22-Mar-10	57,100		9,498	0	9,498
22-Mar-02	Bum Soo Choi	Executive Vice President	23-Mar-05	22-Mar-10	57,100		13,339	0	13,339
22-Mar-02	Bock Woan Kim	Executive Vice President	23-Mar-05	22-Mar-10	57,100		13,339	0	13,339
22-Mar-02	Ki Taek Hong	Executive Vice President	23-Mar-05	22-Mar-10	57,100		19,525	0	19,525
22-Mar-02	Sung Hyun Chung	Executive Vice President	23-Mar-05	22-Mar-10	57,100		19,525	0	19,525
22-Mar-02	Ki Sup Shin	Executive Vice President	23-Mar-05	22-Mar-10	57,100		26,405	2,405	24,000
22-Mar-02	Seong Kyu Lee	Executive Vice President	23-Mar-05	22-Mar-10	57,100		30,000	30,000	0
22-Mar-02	Byung Sang Kim	Executive Vice President	23-Mar-05	22-Mar-10	57,100		9,498	0	9,498
22-Mar-02	Jong Young Yoon & 15 others	Employees	23-Mar-05	22-Mar-10	57,100		147,658	0	147,658
26-Jul-02	Donald H. MacKenzie	Executive Vice President	27-Jul-05	26-Jul-10	58,800		23,899	0	23,899
21-Mar-03	Suk Yong Cha	Non Executive director	22-Mar-06	21-Mar-11	Y	[2]	10,000	0	10,000
21-Mar-03	Ki Hong Kim	Non Executive director	22-Mar-06	21-Mar-11			10,000	0	10,000
21-Mar-03	Moon Soul Chung	Non Executive director	22-Mar-06	21-Mar-11	43,800		6,678	0	6,678
21-Mar-03	Sun Jin Kim	Non Executive director	22-Mar-06	21-Mar-11	43,800		6,678	0	6,678
21-Mar-03	Richard Elliott Lint	Non Executive director	22-Mar-06	21-Mar-11	43,800		6,678	0	6,678
21-Mar-03	Kyung Hee Yoon	Non Executive director	22-Mar-06	21-Mar-11	43,800		6,678	0	6,678
21-Mar-03	Bernard S. Black	Non Executive director	22-Mar-06	21-Mar-11	43,800		6,678	0	6,678
21-Mar-03	Eun Joo Park	Non Executive director	22-Mar-06	21-Mar-11	42,200		3,351	0	3,351
21-Mar-03	Cheol Soo Ahn	Non Executive director	22-Mar-06	21-Mar-11	42,200		3,351	0	3,351
21-Mar-03	Kyung Bae Suh	Non Executive director	22-Mar-06	21-Mar-11	42,200		3,351	0	3,351
21-Mar-03	Sung Chul Kim	Executive Vice President	22-Mar-06	21-Mar-11	35,500		9,443	0	9,443
21-Mar-03	Woo Jung Lee	Executive Vice President	22-Mar-06	21-Mar-11	35,500		9,443	0	9,443
21-Mar-03	See Young Lee	Executive Vice President	22-Mar-06	21-Mar-11	35,000		7,024	0	7,024
21-Mar-03	Won Suk Oh & 5 others	Employees	22-Mar-06	21-Mar-11	35,500		63,650	0	63,650
27-Aug-03	Jin Baek Cheong	Executive Vice President	28-Aug-03	27-Aug-11	40,500		5,091	0	5,091
22-Mar-01	Han Kyoung Lee	Former KCC Officer	23-Mar-04	22-Mar-11	71,538		6,644	0	6,644
22-Mar-01	Jun Chae Song	Former KCC Officer	23-Mar-04	22-Mar-11	71,538		6,644	0	6,644
22-Mar-01	Cheol Ho Kim	Former KCC Officer	23-Mar-04	22-Mar-11	71,538		4,429	0	4,429
22-Mar-01	Myoung Woo Lee	Former KCC Officer	23-Mar-04	22-Mar-11	71,538		4,429	0	4,429
29-Mar-02	Boung Hak Kim	Former KCC Officer	30-Mar-04	29-Mar-11	129,100		3,330	0	3,330
29-Mar-02	Sun Lee	Former KCC Officer	30-Mar-04	29-Mar-11	129,100		3,330	0	3,330
29-Mar-02	Jang Ok Kim	Former KCC Officer	30-Mar-04	29-Mar-11	129,100		3,330	0	3,330

[2]	Exercise price = 35,500 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price		Number of granted options[1]	Number of exercised options	Number of exercisable options
			From	To
09-Feb-04	Young II Kim	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100		7,125	0	7,125
09-Feb-04	Jeung Lak Lee	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100		7,452	0	7,452
09-Feb-04	Sang Jin Lee	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100		7,125	0	7,125
09-Feb-04	Yun Keun Jung	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100		5,000	0	5,000
09-Feb-04	Kuk Shin Kang & 9 others	Employees	10-Feb-07	09-Feb-12	46,100		48,837	0	48,837
23-Mar-04	Dong Soo Chung	Non Executive Director	24-Mar-07	23-Mar-12	48,500		5,000	0	5,000
23-Mar-04	Woon Youl Choi	Non Executive Director	24-Mar-07	23-Mar-12	48,800		5,000	0	5,000
23-Mar-04	Wang Ha Cho	Non Executive Director	24-Mar-07	23-Mar-12	48,800		5,000	0	5,000
23-Mar-04	Young Soon Cheon	Non Executive Director	24-Mar-07	23-Mar-12	48,500		5,000	0	5,000
23-Mar-04	Jung Young Kang	Senior Executive Vice President	24-Mar-07	23-Mar-12	47,200		10,000	0	10,000
01-Nov-04	Chung Won Kang	President & CEO	02-Nov-07	01-Nov-12	X	[3]	700,000	0	700,000
18-Mar-05	Hyung Duk Chang	Chief Audit Executive	19-Mar-08	18-Mar-13	X	[4]	30,000	0	30,000
18-Mar-05	Kap Shin	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		30,000	0	30,000
18-Mar-05	Dong Won Kim	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		30,000	0	30,000
18-Mar-05	Yun Keun Jung	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		30,000	0	30,000
18-Mar-05	Nam Sik Yang	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		30,000	0	30,000
18-Mar-05	Hyo Sung Won	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		30,000	0	30,000
18-Mar-05	Yong Kook Oh	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		30,000	0	30,000
18-Mar-05	Sang Jin Lee	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		30,000	0	30,000
18-Mar-05	Ahn Sook Koo	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		30,000	0	30,000
18-Mar-05	Jung Young Kang	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		30,000	0	30,000
18-Mar-05	Young Han Choi	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		30,000	0	30,000
18-Mar-05	Dong Soo Choe	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		30,000	0	30,000
18-Mar-05	Seong Kyu Lee	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		30,000	0	30,000
18-Mar-05	Jun Bo Cho	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		30,000	0	30,000
18-Mar-05	Jeong Min Kim	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		30,000	0	30,000

[3]	Exercise price = 37,600 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.

[4]	Exercise price = 46,800 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price		Number of granted options[1]	Number of exercised options	Number of exercisable options
			From	To
18-Mar-05	Sung Soo Jung & 21 others	Employees	19-Mar-08	18-Mar-13	46,800		345,000	0	345,000
18-Mar-05	Suk Yong Cha	Non Executive director	19-Mar-08	18-Mar-13			15,000	0	15,000
18-Mar-05	Ki Hong Kim	Non Executive director	19-Mar-08	18-Mar-13			15,000	0	15,000
18-Mar-05	Young Soon Cheon	Non Executive director	19-Mar-08	18-Mar-13			15,000	0	15,000
18-Mar-05	Dong Soo Chung	Non Executive director	19-Mar-08	18-Mar-13			15,000	0	15,000
18-Mar-05	Chang Kyu Lee	Non Executive director	19-Mar-08	18-Mar-13	X	[5]	15,000	0	15,000
18-Mar-05	Hun Namkoong	Non Executive director	19-Mar-08	18-Mar-13			15,000	0	15,000
18-Mar-05	Doo Hwan Song	Non Executive director	19-Mar-08	18-Mar-13			15,000	0	15,000
18-Mar-05	Dam Cho	Non Executive director	19-Mar-08	18-Mar-13			15,000	0	15,000
18-Mar-05	Nobuya Takasugi	Non Executive director	19-Mar-08	18-Mar-13			15,000	0	15,000
27-Apr-05	Kyung Wook Kang	Employee	28-Apr-08	27-Apr-13	45,700		15,000	0	15,000
22-Jul-05	Donald H. MacKenzie	Senior Executive Vice President	23-Jul-08	22-Jul-13	49,200		30,000	0	30,000
23-Aug-05	Youn Soo Kim	Executive Vice President	24-Aug-08	23-Aug-13	53,000		15,000	0	15,000

		Total					3,533,588	271,991	3,261,597

[5]	Exercise price = 46,800 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.

•	The number of stock options granted on February 9, 2004 and March 23, 2004 are the stock options granted over 1 year.

•	The number of stock options granted on November 11, 2004, March 18, 2005, July 22, 2005 and August 23, 2005 are the stock options granted over 3 years.

1.4.	Employee Stock Ownership Association[1]

	Beginning balance (January 1, 2005)	Increase	Decrease	Ending Balance (December 31, 2005)	Remarks
Registered common stock	1,944,211	1,562,906	638,611	2,868,506	—

Total	1,944,211	1,562,906	638,611	2,868,506	—

1.5.	Dividend

The following table shows dividend policy and the related information for the last three years. The Board of Directors of Kookmin Bank made a resolution to pay dividend for the fiscal year of 2005, and shareholders of Kookmin Bank approved of the dividend payout for the year at the general shareholders’ meeting held on March 24, 2006.

(Units: in millions of Won unless indicated otherwise)

	2005		2004	2003
Net (loss) income for the period	2,252,218		360,454	(930,356)
Diluted (loss) earnings per share (Won)	6,977	[2]	1,176	(2,854)
Total dividend amount	184,889		168,574	—
Dividend payout ratio (%)	8.21	[3]	46.77	—
Cash dividend per common share (Won)	550		550	—
Stock dividend per common share (%)	—		—	—
Dividend per preferred share (Won)	—		—	—
Dividend yield ratio (%)	0.72	[4]	1.42	—

[1]	Disposed 2,000,000 shares of Treasury stock for the purpose of contribution to ESOP on February 23, 2005 and April 12, 2005.

[2]	Earnings per share = net income (2,252,218,097,725 Won) / weighted average number of shares (322,785,751 shares).

[3]	Dividend payout ratio = total dividend amount for common shares (184,888,649,550 Won) / net income (2,252,218,097,725 Won).

[4]	Dividend yield ratio = dividend per share (550 Won) / average closing price for a week based on business day prior to market closing date of December 31, 2005 (76,000 Won).

2.	Business

2.1.	Sources and Uses of Fund

2.1.1.	Sources of Fund

(Unit: in millions of Won)		December 31, 2005		December 31, 2004		December 31, 2003
		Average balance	Interest rate (%)	Average balance	Interest rate (%)	Average balance	Interest rate (%)
Won currency	Deposits	114,394,983	2.82	118,017,849	3.29	117,045,837	3.69
	Certificate of deposit	5,008,378	3.69	6,108,179	4.06	4,068,327	4.45
	Borrowings	2,674,268	3.02	3,053,890	3.43	3,625,926	3.89
	Call money	931,968	3.24	1,117,576	3.55	1,315,639	3.93
	Other	24,315,388	5.08	23,376,439	5.61	23,311,299	5.91

Subtotal		147,324,985	3.23	151,673,933	3.68	149,367,028	4.06

Foreign currency	Deposits	1,473,811	1.61	1,777,402	0.61	1,276,952	0.84
	Borrowings	3,231,480	2.06	2,796,300	0.94	3,462,883	1.01
	Call money	285,573	3.48	145,809	1.43	150,609	1.07
	Finance debentures issued	765,723	4.09	824,745	2.28	773,840	2.11
	Other	52,592	—	40,383	—	26,491	—

Subtotal		5,809,179	2.26	5,584,639	1.04	5,690,775	1.12

Other	Total Shareholders Equity	11,369,246	—	9,284,477	—	12,053,112	—
	Allowances	677,036	—	459,124	—	98,422	—
	Other	12,041,392	—	12,773,040	—	9,509,287	—

Subtotal		24,087,674	—	22,516,641	—	21,660,821	—

Total		177,221,838	2.76	179,775,213	3.14	176,718,624	3.47

2.1.2.	Uses of Fund

(Unit: in millions of Won)		December 31, 2005		December 31, 2004		December 31, 2003
		Average balance	Interest rate (%)	Average balance	Interest rate (%)	Average balance	Interest rate (%)
Won	Due from banks	304,662	2.97	184,593	0.83	165,358	1.37
currency	Securities	27,676,964	4.58	23,930,678	5.14	30,069,922	6.58
	Loans	120,539,476	6.24	125,504,672	6.64	121,725,298	7.10
	Advances for customers	23,947	8.64	71,213	2.01	96,547	5.79
	Call loan	1,473,725	3.43	1,661,772	3.78	685,953	3.92
	Private placement corporate bonds	1,887,514	6.95	1,322,470	6.58	1,287,623	10.26
	Credit card accounts	7,321,906	27.46	9,581,330	26.80	6,698,954	22.73
	Other	267,061	—	172,783	—	298,858	—
	Allowance for credit losses ( - )	3,034,841	—	3,844,940	—	1,823,976	—

Subtotal		156,460,414	7.08	158,584,571	7.81	159,204,537	7.79

Foreign	Due from banks	598,015	2.88	632,526	1.34	612,862	1.33
currency	Securities	858,565	6.15	1,208,124	3.88	1,269,538	5.23
	Loans	4,745,013	2.97	4,011,351	2.73	4,160,185	2.35
	Call loan	132,210	3.24	114,606	1.63	84,803	1.28
	Bills bought	1,037,144	4.64	568,502	4.07	608,274	4.14
	Other	2,209	—	4,812	—	12,391	26.32
	Allowance for credit losses ( - )	64,209	—	94,501	—	132,105	—

Subtotal		7,308,866	3.68	6,445,420	3.03	6,615,948	3.05

Other	Cash	956,471	—	965,852	—	968,815	—
	Fixed assets held for business	2,508,879	—	3,084,589	—	3,210,463	—
	Other	9,987,209	—	10,694,781	—	6,718,861	—

Subtotal		13,452,558	—	14,745,222	—	10,898,139	—

Total		177,221,838	6.40	179,775,213	7.00	176,718,624	7.14

2.1.3.	Fee Transactions

(Unit: in millions of Won)

		December 31, 2005	December 31, 2004	December 31, 2003
Fee Revenue (A)
Won	Guarantees	5,336	4,957	4,727
currency	Commissions received	804,934	776,852	638,380
	Credit card	66,484	64,724	128,270
	NHF	179,540	160,874	174,910

Foreign	Guarantees	4,227	2,593	3,310
currency	Others	78,715	75,016	65,010

Subtotal		1,139,236	1,085,016	1,014,607

Fee Expense (B)
Won &	Commissions paid in Won	119,539	98,392	80,499
foreign	Credit card	210,315	352,194	181,622
currency	Others	22,692	20,169	24,383

Subtotal		352,546	470,755	286,504

Fee Income (A-B)		786,690	614,261	728,103

2.2.	Principal Banking Activities

2.2.1.	Deposits

The following table shows the average balances of our deposits for the periods ended and ending balances as of the dates indicated.

(Unit: in millions of Won)

		December 31, 2005		December 31, 2004		December 31, 2003
		Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Deposits in Won	Demand deposits	14,985,812	17,946,067	12,994,946	14,338,784	12,192,971	14,110,288
	Time & savings deposits	92,463,027	91,863,790	96,637,551	94,723,601	96,668,084	97,616,747
	Mutual installment deposits	5,674,807	5,120,668	6,682,928	6,306,923	6,958,043	7,054,753
	Mutual installment for housing	4,942,334	4,582,031	5,453,713	5,295,274	5,161,535	5,423,853
	Certificates of deposits	5,008,378	5,389,543	6,108,179	4,911,891	4,068,327	6,499,258

Subtotal		123,074,358	124,902,099	127,877,317	125,576,473	125,048,960	130,704,899

Deposits in foreign currency		1,473,811	1,379,133	1,769,828	1,434,061	1,276,952	1,475,373

Trust deposits	Money trust	7,114,352	7,405,675	7,701,447	7,028,835	13,064,749	10,278,357
	Property trust	11,032,320	9,854,012	16,297,382	12,534,329	24,512,746	21,453,761

Subtotal		18,146,672	17,259,687	23,998,829	19,563,164	37,577,495	31,732,118

Total		142,694,841	143,540,919	153,645,974	146,573,698	163,903,407	163,912,390

2.2.2.	Average Deposit per Domestic Branch

The following table shows the average balances of our deposits per domestic branch as of the dates indicated.

(Unit: in millions of Won)

	December 31, 2005	December 31, 2004	December 31, 2003
Deposits	123,532	123,945	119,593
Deposits in Won	122,358	122,585	118,756

2.2.3.	Average Deposit per Employee

The following table shows the average balances of our deposits per employee as of the dates indicated.

(Unit: in millions of Won)

	December 31, 2005	December 31, 2004	December 31, 2003
Deposits	7,725	7,232	7,487
Deposits in Won	7,652	7,152	7,434

2.2.4.	Loan Balances

The following table shows the average balances of our loans for the periods ended and ending balances as of the dates indicated.

(Unit: in millions of Won)

	December 31, 2005		December 31, 2004		December 31, 2003
	Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Loans in Won	120,532,216	118,565,341	125,496,237	122,721,898	121,705,493	123,715,244
Loans in foreign currency	4,745,013	5,314,883	4,011,351	3,860,828	4,160,185	4,019,929
Advances to customers	23,947	11,321	73,801	32,120	107,091	89,665

Subtotal	125,301,176	123,891,545	129,581,389	126,614,846	125,972,769	127,824,838

Trust account loans	334,404	328,127	429,054	361,906	531,500	489,788

Total	125,635,580	124,219,672	130,010,443	126,976,752	126,504,269	128,314,626

2.2.5.	Loan Balances as of December 31, 2005 by Maturity

(Unit: in millions of Won)

	1 year & Less	More than 1 year- 3 years	More than 3 years~ 5 years	More than 5 years	Total
Loans in Won	65,815,706	23,920,419	9,568,859	19,260,357	118,565,341
Loans in foreign currency	4,144,673	564,587	311,578	294,045	5,314,883

2.2.6.	Loan Balances by Types

The following table shows the banking account balances of our loans in Won by uses as of the dates indicated.

(Unit: in millions of Won)

		December 31, 2005	December 31, 2004	December 31, 2003
Loans to enterprise	Loans for operations	30,498,328	31,678,117	35,351,506
	Loans for facility	5,073,050	6,286,747	6,631,703
Loans to households		42,771,264	42,790,337	42,884,305
Loans to public sector & others	Loans for operations	643,141	673,456	526,227
	Loans for facility	34,157	40,383	42,473
Loans on property formation savings		6,748	9,719	62,963
Loans for housing		39,535,441	41,234,086	38,199,290
Inter-bank loans		1,274	6,114	12,815
Others		1,938	2,939	3,962

Total		118,565,341	122,721,898	123,715,244

2.2.7.	Loan to Deposit Ratio[1]

The following table shows loan to deposit ratio as of indicated dates.

(Units: in millions of Won, %)

	December 31, 2005	December 31, 2004	December 31, 2003
Loans (A)	120,532,216	125,496,237	121,705,493
Deposits (B)	123,074,358	127,877,317	125,048,960

Loan to deposit ratio (A/B)	97.93	98.14	97.33

2.2.8.	Acceptances and Guarantees

(Unit: in millions of Won)

	December 31, 2005	December 31, 2004	December 31, 2003
Determined	1,789,560	975,788	800,297
Contingent	1,972,192	1,311,774	1,281,518

Total	3,761,752	2,287,562	2,081,815

[1]	Average balance of loans in Won / (average balance of deposits in Won + average balance of certificate of deposits)

2.2.9.	Breakdown of Securities Investment

The following table shows the average balances of our securities for the periods ended and ending balances as of the indicated dates.

(Unit: in Won)

		December 31, 2005		December 31, 2004		December 31, 2003
		Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Securities in Won (Banking account)	Monetary stabilization bonds	10,667,229	11,570,306	7,150,535	10,524,835	4,343,978	5,540,598
	Government and public bonds	6,950,886	8,933,401	4,753,135	4,675,093	5,630,422	5,885,595
	Debentures	7,334,555	9,184,403	7,013,765	6,152,749	12,315,840	8,936,220
	Stocks	1,243,781	1,707,816	1,003,131	1,282,050	1,380,254	877,013
	Others	3,368,027	2,105,353	5,332,583	5,583,539	7,687,052	6,106,021
Subtotal		29,564,478	33,501,279	25,253,149	28,218,266	31,357,546	27,345,447
Securities in Won (Trust account)	Monetary stabilization bonds	999,522	981,949	1,222,004	1,152,621	984,380	878,077
	Government and public bonds	993,450	1,013,355	922,790	837,080	1,182,165	1,252,419
	Debentures	1,979,588	2,017,298	2,363,630	2,312,459	5,876,064	4,080,362
	Stocks	514,568	542,731	564,538	510,650	763,277	592,379
	Others	2,745,143	3,311,235	2,101,832	2,324,393	3,208,160	2,106,262
Securities in foreign currency (Trust Account)		289,665	184,115	662,549	449,415	868,819	767,675
Subtotal		7,521,936	8,050,683	7,837,343	7,586,618	12,882,865	9,677,174
Securities in foreign currency (Banking account)	Foreign securities	579,561	525,892	894,722	745,352	999,806	1,072,483
	Off-shore foreign securities	279,003	252,994	313,402	205,455	269,732	277,663

Subtotal		858,564	778,886	1,208,124	950,807	1,269,538	1,350,146

Total		37,944,978	42,546,746	34,298,616	36,755,691	45,509,949	38,372,767

2.2.10.	Trust Account

(Unit: in millions of Won)

	December 31, 2005		December 31, 2004		December 31, 2003
	Average amount trusted	Trust fees	Average amount trusted	Trust fees	Average amount trusted	Trust fees
Return-guaranteed trust	335	43,088	369	8,365	559	45,682
Performance trust	18,146,337	77,756	23,998,460	93,856	37,576,936	186,851

Total	18,146,672	120,844	23,998,829	102,221	37,577,495	232,533

2.2.11.	Credit Card

(Unit: in millions of Won unless indicated otherwise)

		As of or for the years ended of indicated dates
		December 31, 2005	December 31, 2004	December 31, 2003
Number of card holders (Person)	Corporate	159,047	182,109	147,813
	Individual	9,342,552	11,362,173	10,990,703
Number of merchants		1,506,979	1,491,730	1,528,872
Sales volume[1]		62,475,085	66,918,805	92,643,700
Fee revenue		2,085,866	2,807,557	4,013,938

2.3.	Branch Networks

As of December 31, 2005, we have 1,051 branches and 47 sub-branches in Korea, the largest number of branches among Korean commercial banks. Approximately 41% of our branches and sub-branches are located in Seoul.

We also have three overseas branches in Tokyo, New York and Auckland, and 1 overseas office in Guangzhou in China.

1.	Includes lump-sum & installment purchase, cash advances & check card

2.4.	Other Information for Investment Decision

2.4.1.	BIS Risk-adjusted Capital Ratios

(Units: in millions of Won, %)

	December 31, 2005	December 31, 2004	December 31, 2003
Risk-adjusted capital (A)	15,682,535	13,334,531	12,499,543
Risk-weighted assets (B)	121,072,676	121,081,735	127,370,180
BIS ratios (A/B)	12.95	11.01	9.81

2.4.2.	Non-Performing Loans[1]

(Units: in millions of Won unless indicated otherwise)

December 31, 2005		December 31, 2004		Change
Amount	NPL to total loans	Amount	NPL to total loans	Amount	NPL to total loans
1,946,362	1.42%	3,207,190	2.35%	-1,260,828	-0.93	%p

2.4.3.	Loan Loss Allowances

The following table shows the balance of our loan loss allowances as of the dates indicated.

(Units: in millions of Won)

		December 31, 2005	December 31, 2004	December 31, 2003
Loan losses allowance	Loans in Won	2,496,655	3,181,433	3,946,059
	Loans in foreign currencies	4,122	4,662	2,677

	Total	2,500,777	3,186,095	3,948,736

Provision for loan losses		2,014,834	3,382,130	1,161,857

1.	Non-performing loans are defined as those loans that are past due more than 90 days or that are placed non-accrual status according to the Financial Supervisory Service’s guidelines.

2.4.4.	Changes of Loan Loss Allowances for Recent Three Years

(Unit: in millions of Won)

	December 31, 2005[1]	December 31, 2004[2]	December 31, 2003[3]
Beginning balance	3,186,095	3,948,736	2,420,410
Net Write-Off	(1,738,406)	(3,830,889)	92,314
Write-Off	(2,014,834)	(3,382,130)	(1,161,857)
Recovery	452,959	286,464	270,422
Other	(176,531)	(725,223)	983,749
Provision for loan losses	1,053,088	3,068,248	1,436,012

Ending balance	2,500,777	3,186,095	3,948,736

[1]	Includes present value discounts and allowance for other assets amounting to 20,015 million Won and 47,502 million Won, respectively as of December 31, 2005

[2]	Includes present value discounts and allowances for other assets amounting to 22,111 million Won and 67,320 million Won, respectively that had been recorded as of December 31, 2004

[3]	Includes present value discounts and allowance for other assets amounting to 22,780 million Won and 38,692 million Won, respectively, that had been recorded as of December 31, 2003 and includes present discounts and allowance for other assets amounting to 30,442 million Won and 24,252 million Won, respectively that had been recorded as of January 1, 2003

3.	Financial Information

3.1.	Non-Consolidated Condensed Financial Statements

(Unit: in millions of Won)

	As of or for the years ended of indicated dates
	December 31, 2005	December 31, 2004[1]
Cash and due from banks	5,867,417	5,139,604
Securities	30,550,229	27,965,441
Loans	135,738,407	135,769,326
Fixed assets	2,436,702	2,633,218
Other assets	5,000,824	8,133,541
Total assets	179,593,649	179,641,130
Deposits	126,281,232	127,010,534
Borrowings	13,737,336	9,634,296
Debentures	16,547,987	21,874,695
Other liabilities	10,653,494	11,943,063
Total liabilities	167,220,049	170,462,588
Capital stocks	1,681,896	1,681,896
Capital surplus	6,254,786	6,230,738
Retained earnings	3,929,948	1,846,895
Capital adjustments	506,970	(580,987)
Total shareholders’ equity	12,373,600	9,178,542
Liabilities and Shareholders’ Equity	179,593,649	179,641,130
Operating revenue	17,855,258	20,518,018
Operating income	3,015,822	1,726,218
Continuing (loss) income before income taxes	3,228,253	629,911

Net (loss) income	2,252,218	360,454

3.2.	Other Financial Information

See the Exhibit 99.1 Kookmin Bank Audit Report by our independent auditors for our full- financial statements and relevant notes. The Report is also available at our website www.kbstar.com.

[1]	Restated due to the change in accounting treatment for Wholly Owned Beneficiary Certificates by FSS

4.	Independent Accountant Fees and Services

4.1.	Audit & Review Fees

Deloitte Anjin LLC has reviewed and audited our financial statements for the fiscal year of 2005. The aggregate contract fee for the audit and review fees for the fiscal year 2005 is 1,350 million Won.

4.2.	Non-Audit Services

The following is a description of non-audit services rendered by our independent auditor for the recent three years.

(Units: in millions of Won unless indicated otherwise)

Year	Service description	Amount of payment
2005	- LOC (Letter of Comfort)	30
2004	- Refinancing	230
	- Due Diligence regarding the possible acquisition of DITC/ KITC	300
	- US GAAP calculation of provision for the third quarter of 2004	100
	- US GAAP conversion for 2004	USD 3,600 thousand
2003	- US GAAP conversion for 2003	USD 3,950 thousand
	- Refinancing	275
	- Due Diligence on Bank International Indonesia	SGD 313 thousand
	- US GAAP conversion for 2002	USD 3,800 thousand
	- Due Diligence on Kookmin Credit Card	250
	- SEC Filing regarding the proposed merger with Kookmin Credit Card	USD 30 thousand

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

The board of directors holds regular meetings every quarter. The board of directors consists of directors and resolves each following matter:

•	Matters relating to business objectives and performance evaluation;

•	Matters relating to amendments of the Articles of Incorporation;

•	Matters relating to budget and accounting including salaries of directors and employees;

•	Matters relating to major organizational changes such as dissolution, business transfer and merger;

•	Matters relating to internal control standards; or

•	Other matters determined by law and the board of directors regulations.

We currently have six management committees that serve under the board:

•	The Board Steering Committee;

•	The Management Strategy Committee;

•	The Risk Management Committee;

•	The Audit Committee;

•	The Evaluation & Compensation Committee; and

•	The Non Executive Director Nominating Committee.

Each committee member is appointed by the board of directors, except for members of the Audit Committee, who are elected at the general shareholders’ meeting. For the list of our directors, see 6. Directors, Senior Management and Employees / 6.1. Executive Directors and 6.2. Non-Executive Directors.

5.2.	Audit Committee

Audit Committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors, compliance officers, management personnel and other committee advisors. The committee also reviews our financial information, auditor’s examinations, key financial statement issues and the administration of our financial affairs by the board of directors. In connection with the general shareholders’ meeting, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general shareholders’ meeting. The committee holds regular meetings every quarter and as-needed basis.

5.3.	Compensation to Directors

The following table shows information regarding the remuneration paid to the Directors in 2005.

(Units: in millions of Won)

	The aggregate remuneration paid (From Jan to Dec)	Limit for the remuneration resolved by shareholders’ meeting	Average amount of the payment per person (From Jan to Dec)
1) Executive Directors
(Except chief audit executive and non-executive directors)	1,772		590
2) Non Executive Directors		8,000
(Except members of audit committee)	363		62
3) Members of Audit Committee	552		106

Total	2,687	8,000	192

As part of remuneration, Kookmin Bank also granted stock options to directors. See 1.3.3. Stock Option.

5.4.	Voting Rights of Shareholders

Each outstanding share of our common stock is entitled to one vote per share. If the method of written resolution at the general shareholders’ meeting is adopted by resolution of the board of directors, at which the convening of the general shareholders’ meeting is determined, the shareholders may exercise their voting rights in writing without participating the meeting in person. In this case, the Bank is required to send the documents and references necessary for exercise of voting rights, together with the convening notice. If a shareholder intends to exercise his/her voting rights in writing, the shareholder is required to fill in a certain form and submit it to the Bank one day before the date set for the general shareholders’ meeting.

5.5.	Share Ownership

The following table presents information regarding the selected major ownership of our shares as of December 31, 2005.

(Unit: Shares, %)

Name	Number of Shares of Common Stock	Percentage of Total Issued Shares
The Bank of New York[1]	51,175,814	15.21
Euro-Pacific Growth Fund	16,659,610	4.95

[1]	Depositary of ADRs

5.6.	Affiliated Companies

5.6.1.	List of Affiliates[1]

As of December 31, 2005, we have following affiliates.

•	KB Investment Co., Ltd.

•	KB Asset Management Co., Ltd.

•	KB Real Estate Trust Co., Ltd.

•	KB Credit Information Co., Ltd.

•	KB Data Systems Corporation

•	KB Futures Co., Ltd.

•	KB Life Co., Ltd.

•	ING Life Korea Ltd.

•	Kookmin Bank International (London) Ltd.

•	Kookmin Hong Kong Ltd.

•	Sorak Financial Holdings

5.6.2.	Operating Results of Affiliates

(Unit: in millions of Won)

Company name	Closing date	Operating results
		Total Assets	Total Liabilities	Total Equities	Sales	Net Income
KB Investment	December 31, 2005	88,090	2,639	85,451	19,724	7,649
KB Asset Management[2]	March 31, 2006	69,929	6,372	63,557	31,948	13,881
KB Real Estate Trust	December 31, 2005	188,998	108,022	80,976	56,444	22,905
KB Credit Information	December 31, 2005	39,966	11,260	28,706	77,723	8,246
KB Data Systems Corp.	December 31, 2005	24,615	6,888	17,727	46,817	2,533
KB Futures[2]	March 31, 2006	37,358	10,740	26,618	8,638	1,199
ING Life Korea[2]	March 31, 2006	5,624,538	5,174,566	449,972	2,637,377	145,773
KB Life Co.,Ltd. [2]	March 31, 2006	183,793	157,843	25,950	94,267	(4,245)
Kookmin Bank International (London)	December 31, 2005	345,126	294,604	50,522	14,322	2,213
Kookmin Hong Kong Ltd.	December 31, 2005	380,132	310,225	69,907	19,598	7,339
Sorak Financial Holdings	December 31, 2005	302,508	11,575	290,933	14,949	1,805

[1]	Excluding Jooeun Industry and Jangeun Securities which have been under liquidation procedures. Also excluded as follows; Kookmin Bank Luxembourg.S.A has been completed liquidation procedures on November 2004. Kookmin Singapore Ltd. and Kookmin Finance Asia Limited have been under liquidation procedures.

[2]	Operating results based on March 31, 2005

6.	Directors, Senior Management and Employees

As of March 31, 2006, our board of directors, which consists of 4 executive directors and 9 non-executive directors, has the ultimate responsibility for the management of our affairs.

6.1.	Executive Directors[1]

Our 4 executive directors consist of the President & CEO, Chief Audit Executive, Chief Executive Vice President and Senior Executive Vice President.

The names and positions of our directors with Kookmin Bank’s common stocks owned are set forth below as of March 31, 2006.

Name	Date of Birth	Position	Common Stocks Owned
Chung Won Kang	12/19/1950	President & CEO	—
Hyung Duk Chang	08/13/1950	Chief Audit Executive	—
Ki Hong Kim	01/10/1957	Chief Executive Vice President	—
Kap Shin	09/04/1955	CFO & SEVP	—

6.2.  Non-Executive Directors[2]

Our non-executive directors are selected based on the candidates’ talents and skills in diverse areas, such as law, finance, economy, management and accounting. As of March 31, 2005, 9 non-executive directors are in office.

Our current non-executive directors with Kookmin Bank’s shares owned are as follows.

Name	Date of Birth	Position	Common Stocks Owned
Dong Soo Chung	09/24/1945	Non-Executive Director	1,750
Nobuya Takasugi	09/03/1942	Non-Executive Director	—
Kee Young Chung	09/07/1948	Non-Executive Director	—
Doo Hwan Song	05/29/1949	Non-Executive Director	—
Chang Kyu Lee	05/20/1950	Non-Executive Director	—
Dam Cho	08/01/1952	Non-Executive Director	—
Bo Kyung Byun	08/09/1953	Non-Executive Director	—
Baek In Cha	05/20/1950	Non-Executive Director	—
Young Soon Cheon	02/01/1961	Non-Executive Director	1,730

[1]	On March 24, 2006, Ki Hong Kim was newly appointed as an executive director at the general shareholders’ meeting. Also, Donald H. MacKenzie resigned due to the completion of his term of office.

[2]	On March 24, 2006, Hoon Namkoong & Suk Yong Cha resigned due to the completion of their terms of office and Baek In Cha, Kee Young Chung & Bo Kyung Byun were newly appointed as non-executive directors.

6.3.	Senior Management[1]

In addition to the executive directors who are also our executive officers, we currently have the following 13 executive officers as of March 31, 2006.

Name	Date of Birth	Position	Common Shares Owned
Nam Sik Yang	05/08/1954	Senior Executive Vice President	582
Won Sik Yeo	01/30/1953	Senior Executive Vice President	—
Dal Soo Lee	02/15/1952	Senior Executive Vice President	—
Yong Kook Oh	09/30/1949	Senior Executive Vice President	—
Hyo Sung Won	07/29/1960	Senior Executive Vice President	—
De Oak Shin	01/09/1951	Senior Executive Vice President	8,618
Jung Young Kang	01/29/1951	Senior Executive Vice President	—
Young Han Choi	09/24/1958	Senior Executive Vice President	—
Dong Soo Choe	03/10/1955	Senior Executive Vice President	—
Jeong Min Kim	05/08/1951	Senior Executive Vice President	94
Donald H. MacKenzie	12/20/1948	Senior Executive Vice President	—
Kap Joe Song	07/20/1947	Senior Executive Vice President	—
Dong Won Kim	03/01/1953	Senior Executive Vice President	—

6.4.	Employees

The following table shows the breakdown of our employees as of December 31, 2005.

(Unit: in millions of Won)

	Number of Employees[2]			Average Tenure of the Full-time Employees (years)[3]	Total Payment for the fiscal year 2005[4]	Average Monthly Payment per Person
	Full-time	Contractual	Total
Male	12,809	1,236	14,045	16.9	1,082,146	6.4
Female	4,232	6,310	10,542	14.1	512,143	4.0

Total	17,041	7,546	24,587	16.1	1,594,289	5.4

[1]	On January 31, 2006, Yun Keun Jung, Sang Jin Lee, Ahn Sook Koo, Jun Bo Cho resigned due to the completion of their terms of office.

[2]	Number of employees are calculated based on an arithmetic mean from January 31, 2005 to December 31, 2005 and local employees in overseas branches are excluded

[3]	Only based on full-time employees as of December 31, 2005

[4]	Based on personnel expense and welfare cost as of December 31, 2005

7.	Related Party Transactions

A number of banking transactions are entered into with related parties in the ordinary course of business. Generally, these transactions include loans, deposits, debt securities and other arms-length transactions relating to our banking business. These transactions are carried out on commercial terms and conditions and at market rates.

7.1.	Transactions with the Largest Shareholders or Affiliates

7.1.1.	Investments in Affiliates[1]

(Unit: in millions of Won)

Name	Relation with the Bank	Account	Beginning Balance (January 1, 2005)	Increase	Decrease	Ending Balance (December 31, 2005)
KB Real Estate Trust	Affiliate	Equity Securities of Affiliate	79,999	—	—	79,999
KB Investment	Affiliate	Equity Securities of Affiliate	44,708	48	—	44,756
KB Asset Management	Affiliate	Equity Securities of Affiliate	30,670	—	—	30,670
KB Futures	Affiliate	Equity Securities of Affiliate	19,996	—	—	19,996
KB Data Systems Corp.	Affiliate	Equity Securities of Affiliate	7,998	2	—	8,000
KB Credit Information	Affiliate	Equity Securities of Affiliate	5,868	377	—	6,245
KB Life	Affiliate	Equity Securities of Affiliate	30,000	—	14,700	15,300
ING Life Korea	Affiliate	Equity Securities of Affiliate	14,000	—	—	14,000
Kookmin Hong Kong Ltd.	Affiliate	Equity Securities of Affiliate	20,876	—	116	20,760
Kookmin Bank International (London) Ltd.	Affiliate	Equity Securities of Affiliate	40,180	—	3,688	36,492

Total			294,295	427	18,504	276,218

[1]	Excluding Jooeun Industry and Jangeun Securities which have been under liquidation procedures

7.2.	Transactions with related parties other than the Largest Shareholders or Affiliates

7.2.1.	Loans and Guarantees

(Unit: in millions of Won)

Name	Relation with the Bank	Account	Beginning Balance (January 1, 2005)	Ending Balance (December 31, 2005)	Increase / (Decrease) for the period
Kyung Namkoong	Related party of Non-executive director, Hoon Namkoong	Housing loans	170	255	85
Samsung Electro-Mechanics	Related party of Non-executive director, Hoon Namkoong	Loans for working capital	0	50,000	50,000
Hyun Duk Shin	Related party of Executive director and Senior executive Vice President, Kap Shin	Household loans	50	50	0
Young Sin Yoon	Related party of Executive director and Senior executive Vice President, Kap Shin	Household loans	2	0	(2)
Chan Jung Lee	Related party of Non-executive director, Dong Soo Chung	Household loans	93	0	(93)
Yong Jin Kim	Related Party of Chief Executive Director, Hyung Duk Chang	Household loans	0	140	140
Seo Young Chung	Related Party of Non-executive director, Dong Soo Chung	Household loans	0	30	30

Total			315	50,475	50,160

7.2.2.	Securities Transactions

(Units: in millions of Won unless indicated otherwise)

Name	Relation with the Bank	Transactions
		Account	Purchase	Disposal	Volume	Gains / Losses
DSME Co.	Related party of Non-executive director, Dong Soo Chung	Equity securities	6,587	9,667	16,254	925
Samsung Electro-Mechanics	Related party of Non-executive director, Hoon Namkoong	Equity securities	7,332	5,199	12,531	(32)

Total			13,919	14,866	28,785	893

Exhibit 99.1

KOOKMIN BANK AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005

AND INDEPENDENT AUDITORS’ REPORT

Independent Auditors’ Report

English Translation of a Report Originally Issued in Korean

To the Shareholders and Board of Directors of

Kookmin Bank:

We have audited the accompanying consolidated balance sheet of Kookmin Bank(the “Bank”) and its subsidiaries as of December 31, 2005, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year ended December 31, 2005, all expressed in Korean Won. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the financial statements of certain trust accounts whose principal or fixed rate of return is guaranteed by the Bank, KB Investment Co., Ltd., KB Data System Co., Ltd., KB Credit Information, NPC02-4 Kookmin Venture Fund and Kookmin Bank Int’l Ltd., which statements reflect total assets constituting 2.11 percent of consolidated total assets as of December 31, 2005 and total revenues constituting 1.63 percent of consolidated total revenues for the year then ended. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of such other auditors. The consolidated financial statements as of December 31, 2004, which are presented for comparative purposes, were audited by other auditors, and in their report dated February 18, 2005, they expressed an unqualified opinion on those consolidated financial statements. As explained in Note 3, the consolidated financial statements for the year ended December 31, 2004 presented for comparative purpose were restated to reflect the changes in accounting principles made in 2005.

We conducted our audit in accordance with auditing standards generally accepted in Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of other auditors, the consolidated financial statements referred to above present fairy, in all material respects, the financial position of the Bank and its subsidiaries as of December 31, 2005 and the results of their operations, changes in their shareholders’ equity and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the Republic of Korea.

Without qualifying our opinion, we draw attention to the following:

As explained in Note 3 to the consolidated financial statements, the Bank recorded individual assets and liabilities comprised in private beneficiary certificates in their respective bank accounts, and net operating results from the private beneficiary certificates were recorded as one line item of income or loss from beneficiary certificates in the income statements by the end of 2004. However, in accordance with the new interpretation on the accounting of private beneficiary certificates by the Financial Supervisory Service, a private beneficiary certificate on which management, as an investor, agrees to have no interference and is not managing, is regarded as an ordinary beneficiary certificate and recorded as securities. As a result of the change of accounting principle, the Bank restated the accompanying financial statements as of December 31, 2004, which increased total assets, total liabilities and capital adjustments by (Won)76,568 million, (Won)2,668 million and (Won)268,696 million, respectively, and decreased retained earnings before appropriations by (Won)194,796 million. Moreover, total assets and total liabilities increased by (Won)27,486 million, capital adjustments decreased by (Won)101,676 million as of December 31, 2005, and net income for the year then ended increased by (Won)101,676 million due to the above accounting change.

As explained in Notes 3, 14, and 16 to the consolidated financial statements, until 2004, the Bank provided allowance for possible losses on confirmed acceptances and guarantees, which were classified as substandard or less than substandard. However, pursuant to the amended Supervisory Regulation of Banking Business, the Bank has extended the scope of allowance for possible losses on acceptances and guarantees to note endorsed, unconfirmed acceptances and guarantees, and confirmed acceptances and guarantees classified as normal and precautionary, and provided allowance for possible losses based on the credit classification and minimum rate of loss provision prescribed by Financial Supervisory Service and the cash conversion factor of the respective exposures as of December 31, 2005. In connection with the amendment of Supervisory Regulation of Banking Business, the Bank has also extended the scope of other allowance for the unused line of credit from the unused cash advance facility of active credit card accounts with transaction records during the recent one year to the unused credit limit for purchase of credit card and unused credit line of consumer and corporate loans, and provided other allowance based on the cash conversion factor and minimum rate of loss provision prescribed by Financial Supervisory Service as of December 31, 2005. Due to these changes, allowance for acceptances and guarantees and other allowances increased by (Won)7,645 million and (Won)296,469 million as of December 31, 2005, respectively, and net income for the year then ended decreased by (Won)220,483 million.

As explained in Note 2 to the consolidated financial statements, the Pacific IT Investment Partnership was deconsolidated since it went into the process of liquidation during the current year.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

February 24, 2006

/s/ Deloitte Anjin LLC

Notice to Readers

This report is effective as of February 24, 2006, the auditors’ report date. Certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the auditors’ report.

KOOKMIN BANK AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2005 AND 2004

	Korean Won
	2005		(Restated) 2004
	(In millions)
ASSETS

Cash and due from banks (Notes 4 and 20)	(Won)	5,942,996	(Won)	5,213,063
Securities (Notes 5 and 20)		33,479,132		30,669,919
Loans (Notes 6, 7 and 20)		135,821,846		135,837,704
Fixed assets (Note 8)		2,441,612		2,637,118
Other assets (Note 9)		5,217,136		8,331,123

	(Won)	182,902,722	(Won)	182,688,927

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES:
Deposits (Notes 10 and 20)	(Won)	129,615,589	(Won)	130,133,873
Borrowings (Notes 11 and 20)		13,328,397		9,359,595
Debentures (Notes 12 and 20)		16,547,987		21,874,695
Other liabilities (Notes 13, 14, 15 and 16)		10,960,517		12,059,563

		170,452,490		173,427,726

SHAREHOLDERS’ EQUITY (Notes 17 and 18):
Common stock		1,681,896		1,681,896
Capital surplus		6,269,599		6,238,284
Retained earnings (Net income of (Won)2,241,055 million for the year ended December 31, 2005 and (Won)355,936 million for the year ended December 31, 2004)		3,967,535		1,897,164
Capital adjustments		492,589		(583,783)
Minority interests		38,613		27,640

		12,450,232		9,261,201

	(Won)	182,902,722	(Won)	182,688,927

See accompanying notes to consolidated financial statements.

KOOKMIN BANK AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Korean Won
	2005		(Restated) 2004
	(In millions except per share amounts)
OPERATING REVENUE:
Interest income:

Interest on due from banks	(Won)	28,977	(Won)	12,693
Interest on securities		1,260,527		1,194,445
Interest on loans		10,160,065		11,020,057
Other interest income		41,641		56,555

		11,491,210		12,283,750

Commission income		1,163,695		1,549,478

Other operating income:
Gain on disposal of trading securities		103,953		237,688
Gain on valuation of trading securities		—		23,543
Dividends on trading securities		4,998		3,378
Dividends on available-for-sale securities		3,431		1,266
Gain on foreign exchange trading		253,907		245,694
Fees and commissions from trust accounts		110,507		119,908
Gain on financial derivatives trading		3,655,079		4,060,338
Gain on valuation of financial derivatives (Note 19)		1,153,294		2,196,112
Gain on valuation of fair value hedged items (Note 19)		56,144		6,065
Other operating income		46,739		45,787

		5,388,052		6,939,779

Insurance revenue		244,001		58,385

Total operating revenue		18,286,958		20,831,392

OPERATING EXPENSES:
Interest expenses:
Interest on deposits		3,281,112		4,044,051
Interest on borrowings		384,892		330,690
Interest on debentures		1,034,472		1,116,557
Other interest expenses		30,650		49,680

		4,731,126		5,540,978

Commission expense		349,379		460,930

Other operating expenses:
Loss on disposal of trading securities		99,142		89,315
Loss on valuation of trading securities		13,536		—
Provision for possible loan losses (Note 6)		1,029,445		3,064,528
Provision for acceptance and guarantee losses		9,008		206
Loss on foreign exchange trading		237,443		294,135
Loss on financial derivatives trading		3,577,462		3,991,366
Loss on valuation of financial derivatives (Note 19)		1,096,714		2,050,630
Other operating expenses		801,676		790,398

		6,864,426		10,280,578

General and administrative expenses (Note 21)		3,031,958		2,825,527

Insurance expense		221,483		43,672

Total operating expenses		15,198,372		19,151,685

(Continued)

KOOKMIN BANK AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Korean Won
	2005		(Restated) 2004
	(In millions except per share amounts)
OPERATING INCOME	(Won)	3,088,586	(Won)	1,679,707
NON-OPERATING INCOME (Note 22)		697,038		459,499
NON-OPERATING EXPENSES (Note 22)		526,598		1,515,925

ORDINARY INCOME		3,259,026		623,281
EXTRAORDINARY ITEM		—		—

INCOME BEFORE INCOME TAX		3,259,026		623,281
INCOME TAX EXPENSE (Note 23)		1,006,052		264,213

NET INCOME BEFORE MINORITY INTERESTS		2,252,974		359,068
MINORITY INTERESTS, GAIN		11,919		3,132

NET INCOME	(Won)	2,241,055	(Won)	355,936

ORDINARY INCOME PER SHARE (In currency units) (Note 24)	(Won)	6,943	(Won)	1,162

NET INCOME PER SHARE (In currency units) (Note 24)	(Won)	6,943	(Won)	1,162

DILUTED ORDINARY INCOME PER SHARE (In currency units) (Note 24)	(Won)	6,938	(Won)	1,161

DILUTED NET INCOME PER SHARE (In currency units) (Note 24)	(Won)	6,938	(Won)	1,161

See accompanying notes to consolidated financial statements.

KOOKMIN BANK AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Capital stock		Capital surplus		Retained earnings		Capital adjustments		Minority interests		Total
January 1, 2004	(Won)	1,681,896	(Won)	6,237,528	(Won)	1,535,656	(Won)	(1,160,814)	(Won)	16,770	(Won)	8,311,036

Net income		—		—		355,936		—		—		355,936
Dividends		—		—		—		—		(1,929)		(1,929)
Change in treasury stock		—		—		—		5,282		—		5,282
Loss on valuation of available-for-sale securities		—		—		—		570,142		—		570,142
Change due to the equity method		—		—		—		(1,795)		—		(1,795)
Stock options		—		—		—		3,402		—		3,402
Minority interests, gain		—		—		—		—		3,132		3,132
Change in subsidiaries		—		756		—		—		9,667		10,423
Change in the scope of consolidation		—		—		5,856		—		—		5,856
Others		—		—		(284)		—		—		(284)

December 31, 2004	(Won)	1,681,896	(Won)	6,238,284	(Won)	1,897,164	(Won)	(583,783)	(Won)	27,640	(Won)	9,261,201

January 1, 2005	(Won)	1,681,896	(Won)	6,238,284	(Won)	1,897,164	(Won)	(583,783)	(Won)	27,640	(Won)	9,261,201

Net income		—		—		2,241,055		—		—		2,241,055
Dividends		—		—		(168,574)		—		(1,872)		(170,446)
Change in treasury stock		—		25,075		—		1,314,119		—		1,339,194
Loss on valuation of available-for-sale securities		—		—		—		(201,484)		—		(201,484)
Loss on valuation of held-to-maturity securities		—		—		—		426		—		426
Change due to the equity method		—		—		—		(10,964)		—		(10,964)
Stock options		—		—		—		(25,725)		—		(25,725)
Minority interests, gain		—		—		—		—		11,919		11,919
Sales of subsidiaries’ equity securities		—		10,966		—		—		4,200		15,166
Change in retained earnings of subsidiaries		—		—		(88)		—		—		(88)
Change in retained earnings of the trust account		—		—		(2,024)		—		—		(2,024)
Change in subsidiaries		—		10		—		—		(3,296)		(3,286)
Others		—		(4,736)		2		—		22		(4,712)

December 31, 2005	(Won)	1,681,896	(Won)	6,269,599	(Won)	3,967,535	(Won)	492,589	(Won)	38,613	(Won)	12,450,232

See accompanying notes to consolidated financial statements

KOOKMIN BANK AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Korean Won
	2005		(Restated) 2004
	(In millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	2,241,055	(Won)	355,936

Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of trading securities		99,142		89,315
Provision for possible loan losses		1,029,445		3,064,528
Loss on financial derivatives trading		3,577,462		3,991,366
Loss on valuation of financial derivatives		1,096,714		2,050,630
Loss on valuation of securities accounted for using the equity method		2,674		1,475
Provision for severance benefits		133,325		127,676
Depreciation and amortization		351,641		438,184
Loss on disposal of available-for-sale securities		20,240		29,451
Loss on impairment of available-for-sale securities		103,305		91,312
Loss on disposal of tangible assets		4,293		16,753
Loss on sale of loans		16,397		1,183,332
Minority interests, gain		11,919		3,132
Gain on disposal of trading securities		(103,953)		(237,688)
Loss (gain) on valuation of trading securities		13,536		(23,543)
Gain on financial derivatives trading		(3,655,079)		(4,060,338)
Gain on valuation of financial derivatives		(1,153,294)		(2,196,112)
Gain on valuation of fair value hedged items		(56,144)		(6,065)
Gain on valuation of securities accounted for using the equity method		(35,858)		(33,982)
Gain on disposal of available-for-sale securities		(342,549)		(175,981)
Gain on disposal of tangible assets		(11,433)		(29,562)
Gain on sale of loans		(81,866)		(24,428)
Others, net		602,166		310,885

		1,622,083		4,610,340

(Continued)

KOOKMIN BANK AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Korean Won
	2005		(Restated) 2004
	(In millions)
Changes in assets and liabilities resulting from operations:
Net decrease in trading securities	(Won)	51,676	(Won)	1,211,581
Net decrease (increase) in accounts receivable		1,884,330		(568,365)
Net decrease (increase) in accrued income		(32,607)		112,205
Net decrease (increase) in prepaid expenses		(3,058)		97,610
Net decrease (increase) in deferred income tax assets		(2,637)		95,688
Net increase (decrease) in other payables		(1,883,649)		838,154
Net increase (decrease) in accrued expenses		669,744		(126,123)
Net increase in advances from customers		167,836		83,458
Payment of severance benefits		(65,002)		(41,525)
Increase in severance insurance deposits		(43,251)		(30,097)
Others, net		(12,496)		(366,644)

		730,886		1,305,942

Net cash provided by operating activities		4,594,024		6,272,218

CASH FLOWS FROM INVESTING ACTIVITIES:
Net decrease (increase) in restricted due from banks		(429,288)		952,804
Net decrease (increase) in available-for-sale securities		1,314,010		(1,300,128)
Net increase in held-to-maturity securities		(3,939,145)		(246,271)
Net decrease (increase) in securities accounted for using the equity method		(714)		33,315
Net decrease (increase) in loans		(1,176,240)		564,809
Disposal of fixed assets		28,525		188,418
Purchase of fixed assets		(172,000)		(218,990)
Net decrease in other assets		1,338,376		263,893

Net cash provided by (used in) investing activities		(3,036,476)		237,850

CASH FLOWS FROM FINANCING ACTIVITIES:
Net decrease in deposits		(515,019)		(5,239,412)
Net increase (decrease) in debentures		(5,304,797)		2,692,119
Net increase (decrease) in borrowings		4,079,434		(1,391,226)
Net increase (decrease) in other liabilities		480,300		(2,969,286)

Net cash used in financing activities		(1,260,082)		(6,907,805)

DECREASE IN CASH DUE TO CHANGE IN SCOPE OF CONSOLIDATION		(572)		(6,107)

NET INCREASE (DECREASE) IN CASH AND DUE FROM BANKS		296,894		(403,844)
CASH AND DUE FROM BANKS, BEGINNING OF YEAR		3,386,921		3,790,765

CASH AND DUE FROM BANKS, END OF YEAR (Note 27)	(Won)	3,683,815	(Won)	3,386,921

See accompanying notes to consolidated financial statements.

KOOKMIN BANK AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1.	GENERAL:

Kookmin Bank (“the Bank”) was established in 1963 under the Citizens National Bank Act to provide and administer funds for financing to the general public and small businesses. Pursuant to the repeal of the Citizens National Bank Act, effective January 5, 1995, the Bank has conducted its operations in accordance with the provisions of the General Banking Act.

The Bank merged with Korea Long Term Credit Bank on December 31, 1998 and with Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd. on August 22, 1999. Also, under the decision of the Financial Supervisory Commission in accordance with the Structural Improvement of the Financial Industry Act, the Bank purchased certain assets, including loans classified as normal or precautionary, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the legal consolidation with Housing and Commercial Bank (“H&CB”) on October 31, 2001 and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003.

The Bank’s shares have been listed on the Korea Stock Exchange since September 1994. As a result of the business combination with H&CB, the former shareholders of the Bank and H&CB received new common shares of the Bank on the basis of a pre-determined ratio. The new common shares of the Bank were listed on the Korea Stock Exchange on November 9, 2001. As of December 31, 2005, the Bank’s paid-in capital amounts to (Won)1,681,896 million. The Bank’s 51,175,814 shares are listed on the New York Stock Exchange as American Depositary Shares (“ADS”).

The Bank is engaged in the banking and trust businesses according to the provisions of the General Banking Act and the Trust Business Act, and operates through 1,097 domestic branches and offices (excluding 200 automated teller machines) and three overseas branches (excluding 2 subsidiaries and 1 office) as of December 31, 2005.

2.	SCOPE OF CONSOLIDATION AND EQUITY METHOD ACCOUNTING:

The consolidated financial statements include the bank accounts and the trust accounts whose principal or fixed of return is guaranteed by the Bank and its wholly or partially owned subsidiaries.

Subsidiaries included in the consolidation and accounted for using the equity method as of December 31, 2005 were as follows:

Subsidiaries	Closing date	No. of shares	Percentage of ownership (%)	Business
Consolidated:
KB Investment Co., Ltd.	December 31	8,951,293	99.99	Investing and financing to small and medium-sized enterprises
KB Futures Co., Ltd.	March 31	3,999,200	99.98	Deals with and brokerage services for futures transactions
KB Data System Co., Ltd.	December 31	799,960	99.99	Software services for the Bank and other companies
KB Real Estate Trust Co., Ltd.	December 31	15,999,930	99.99	Development, management and brokerage services with regards to real estate and trust
KB Asset Management Co., Ltd.	March 31	6,134,040	80.00	Providing security investment trust services and investment consulting services

Subsidiaries	Closing date	No. of shares	Percentage of ownership (%)	Business
KB Credit Information Co., Ltd.	December 31	1,249,040	99.73	Delinquent loan collection service and credit checking services
KB Life Insurance Co., Ltd.	March 31	3,060,000	51.00	Insurance service
Kookmin Bank Int’l Ltd. (London)	December 31	20,000,000	100.00	Commercial banking business and foreign exchange operation
Kookmin Bank Hong Kong Ltd.	December 31	2,000,000	100.00	Commercial banking business and foreign exchange operation
NPC 02-4 Kookmin Venture Fund	December 31	150	50.00	Investing and financing to small and medium-sized enterprises

Accounted for using the equity method:
ING Life Insurance Korea	March 31	1,400,000	20.00	Insurance service
KLB Securities Co., Ltd. (*1)	December 31	4,854,713	36.41	Securities related business
Jooeun Industrial Co., Ltd. (*1)	December 31	1,999,910	99.99	House construction
Jeio Co., Ltd. (*3)	December 31	88,572	21.14	Inspection of materials & manufacturing of measuring instruments
Kookmin Singapore Ltd. (*1)	December 31	30,000,000	100.00	Commercial banking business and foreign exchange operation
Kookmin Finance Asia Ltd. (HK) (*1)	December 31	700,000	100.00	Commercial banking business and foreign exchange operation
Sorak Financial Holdings PTE Ltd. (*1)	December 31	1,422,216	25.00	Investment
Pacific IT Investment Partnership (*1)	December 31	840	60.00	Investing and financing to small and medium-sized enterprises
KIKO No.2 Venture Investment (*1)	June 30	6,200	68.89	Investment in venture business
KIKO No.3 Venture Investment (*1)	June 30	10,450	80.38	Investment in venture business
Kookmin China Fund No.1 (*2 & *4)	December 31	300	50.00	Investment in venture business
KTTC Kookmin Venture Fund (*4)	December 31	200	20.00	Investment in venture business
Kookmin Investment Partnership No.15 (*2 & *4)	June 30	17	34.00	Investment in venture business
Kookmin Investment Partnership No.16 (*4)	July 31	400	20.00	Investment in venture business
KB 03-1 Venture Investment Fund (*4)	December 31	250	16.67	Investment in venture business
KB 03-1 Corporate Restructuring Fund (*4)	December 31	116	29.00	Investment in venture business
NPC 05-6 Kookmin Venture Fund (*4)	December 31	125	20.00	Investment in venture business

(*1)	Excluded from consolidation since it is in the process of liquidation
(*2)	Excluded from consolidation because total assets were less than (Won) 7 billion as of December 31, 2004
(*3)	Investment held by KB Investment Co., Ltd., a subsidiary of the Bank
(*4)	Investment funds held by KB Investment Co., Ltd., a subsidiary of the Bank

The Bank disposed of 49 percent shares of KB Life Insurance Co., Ltd. to ING Insurance International B.V. In addition, the Pacific IT Investment Partnership was deconsolidated since it went into the process of liquidation during the current year.

Subsidiaries included in the consolidation and accounted for using the equity method as of December 31, 2004 were as follows:

Subsidiaries	Closing date	No. of shares	Percentage of ownership (%)	Business
Consolidated:
KB Investment Co., Ltd.	December 31	8,941,587	99.89	Investing and financing to small and medium-sized enterprises
KB Futures Co., Ltd.	March 31	3,999,200	99.98	Deals with and brokerage services for futures transactions
KB Data System Co., Ltd.	December 31	799,800	99.98	Software services for the Bank and other companies
KB Real Estate Trust Co., Ltd.	December 31	15,999,930	99.99	Development, management and brokerage services with regards to real estate and trust
KB Asset Management Co., Ltd.	March 31	6,134,040	80.00	Providing security investment trust services and investment consulting services
KB Credit Information Co., Ltd.	December 31	1,249,040	99.73	Delinquent loan collection service and credit checking services
KB Life Insurance Co., Ltd.	March 31	6,000,000	100.00	Insurance service
Kookmin Bank Int’l Ltd. (London)	December 31	20,000,000	100.00	Commercial banking business and foreign exchange operation
Kookmin Bank Hong Kong Ltd.	December 31	2,000,000	100.00	Commercial banking business and foreign exchange operation
Pacific IT Investment Partnership	December 31	840	60.00	Investing and financing to small and medium-sized enterprises
NPC 02-4 Kookmin Venture Fund	December 31	150	50.00	Investing and financing to small and medium-sized enterprises

Accounted for using the equity method:
ING Life Insurance Korea	March 31	1,400,000	20.00	Insurance service
KLB Securities Co., Ltd. (*1)	December 31	4,854,713	36.41	Securities related business
Jooeun Industrial Co., Ltd. (*1)	December 31	1,999,910	99.99	House construction
Jeio Co., Ltd. (*3)	December 31	88,572	21.14	Inspection of materials & manufacturing of measuring instruments
Kookmin Singapore Ltd. (*1)	December 31	30,000,000	100.00	Commercial banking business and foreign exchange operation
Kookmin Finance Asia Ltd. (HK) (*1)	December 31	700,000	100.00	Commercial banking business and foreign exchange operation
Sorak Financial Holdings PTE Ltd.	December 31	1,422,216	25.00	Investment
KIKO No.2 Venture Investment (*1)	June 30	6,200	68.89	Investment in venture business
KIKO No.3 Venture Investment (*1)	June 30	10,450	80.38	Investment in venture business
Kookmin China Fund No.1 (*2 & *4)	December 31	300	50.00	Investment in venture business
KTTC Kookmin Venture Fund (*4)	December 31	200	20.00	Investment in venture business
Kookmin Investment Partnership No.15 (*2 &*4)	June 30	17	34.00	Investment in venture business
Kookmin Investment Partnership No.16 (*4)	July 31	400	20.00	Investment in venture business
KB 03-1 Venture Investment Fund (*4)	December 31	250	16.67	Investment in venture business
KB 03-1 Corporate Restructuring Fund (*4)	December 31	58	29.00	Investment in venture business

(*1)	Excluded from consolidation since it is in the process of liquidation
(*2)	Excluded from consolidation because total assets were less than (Won) 7 billion as of December 31, 2003
(*3)	Investment held by KB Investment Co., Ltd., a subsidiary of the Bank
(*4)	Investment funds held by KB Investment Co., Ltd., a subsidiary of the Bank

Certain trust accounts whose principal or fixed rate of return is guaranteed by the Bank are included in the consolidated financial statements in accordance with the accounting guidelines of the Financial Supervisory Commission in the Republic of Korea. The trust accounts as of December 31, 2005 and 2004 are as follows (Unit: In millions):

	2005				2004
	Total assets		Operating revenue		Total assets		Operating revenue
Consolidation	(Won)	3,358,976	(Won)	193,398	(Won)	3,315,294	(Won)	236,586
Non-consolidation		14,718,793		1,047,214		16,850,751		2,188,132

	(Won)	18,077,769	(Won)	1,240,612	(Won)	20,166,045	(Won)	2,424,718

A summary of significant financial data of the Bank’s subsidiaries, included in the consolidated financial statements, is as follows (Unit: In millions):

	Total assets		Capital		Shareholders’ equity		Operating revenue		Net income
Trust accounts	(Won)	3,358,976	(Won)	—	(Won)	55,829	(Won)	194,793	(Won)	—
KB Investment Co., Ltd.		88,105		44,759		85,466		19,206		7,665
KB Futures Co., Ltd.		43,207		20,000		27,318		10,231		1,646
KB Data System Co., Ltd.		24,615		8,000		17,727		46,817		2,533
KB Real Estate Trust Co., Ltd.		188,998		80,000		80,976		56,444		22,905
KB Asset Management Co., Ltd.		70,377		38,338		65,607		32,196		13,931
KB Credit Information Co., Ltd.		39,966		6,262		28,706		77,723		8,246
KB Life Insurance Co., Ltd.		361,811		30,000		24,590		253,269		6,939
Kookmin Bank Int’l Ltd. (London)		345,126		34,935		50,523		14,284		2,213
Kookmin Bank Hong Kong Ltd.		380,132		20,260		69,907		19,600		7,339
NPC 02-4 Kookmin Venture Fund		36,690		30,000		36,386		9,553		6,387

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Consolidated Financial Statement Presentation

The Bank and its subsidiaries maintain its official accounting records in Korean Won (only domestic subsidiaries) and prepare statutory consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles and banking accounting standards generally accepted in the Republic of Korea. Certain accounting principles and banking accounting standards applied by the Bank and its subsidiaries that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles and banking accounting practices in other countries. Accordingly, these consolidated financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying consolidated financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language consolidated financial statements. Certain information included in the Korean language consolidated financial statements, but not required for a fair presentation of the Bank and its subsidiaries’ financial position, results of operations or cash flows, is not presented in the accompanying consolidated financial statements.

The significant accounting policies followed by the Bank and its subsidiaries in preparing the accompanying consolidated financial statements are summarized below.

Basis of Consolidated Financial Statements Preparation

(1)	Offset of Investments and Equity Accounts of Subsidiaries

Investments in subsidiaries and equity accounts of subsidiaries were eliminated at the date when the Bank obtained control over the subsidiaries. The differences between the amounts of investment and the equity accounts are recorded as goodwill or negative goodwill, which is amortized or reversed using the straight-line method over 5 years. If additional shares are purchased after acquiring control, the difference between the additional acquisition cost and the portion of net assets acquired is credited or charged to capital surplus. If the acquisition date does not agree with the year-end balance sheet date of the subsidiary, the closest closing date to the acquisition date is regarded as the acquisition date.

(2)	Inter-company Transactions and Balances

All inter-company transactions are eliminated in the consolidated financial statements.

(3)	Disposition of Subsidiaries’ Shares

If a subsidiary of the Bank is still subject to the scope of consolidation even after certain portions of shares are disposed to minority interests, gain/loss on disposal of investment securities is recognized as capital surplus. If a subsidiary of the Bank is subject to the equity method due to the disposition of securities, the investment account is recorded at net assets of subsidiaries at the time of disposition, net of unamortized goodwill or negative goodwill in the consolidated financial statements.

(4)	Equity Method

For investments in affiliates accounted for using the equity method, the difference between acquisition cost and net assets acquired at the acquisition date is added to or deducted from the carrying amount of investments and is amortized in equal annual amounts for five years from the year incurred. Changes in the Bank’s portion of net assets of affiliates accounted for using the equity method are added to or deducted from the carrying amount of investments.

(5)	Balance Sheet Date for the Consolidated Financial Statements

Balance sheet date for the consolidated financial statements is the closing date of the Bank, the parent company. The accounts of consolidated subsidiaries whose fiscal years are different from that of the Bank have been adjusted to reflect balances as of the closing date of the Bank.

(6)	Special Reserve in Trust Accounts

A special reserve provided for possible future losses on certain trust accounts under the arrangement of guaranteed fixed rate of return and/or repayment of the principal each year is included in retained earnings in the consolidated financial statements.

(7)	Minority Interests

Non-controlling, outside ownership interests in a subsidiary’s shareholders’ equity are presented as minority interests. Gain (loss) attributable to minority interests is presented as deduction from (addition to) consolidated net income.

Accounting Policies of Consolidated Entities

The relevant laws and regulations applied to the consolidated entities are as follows:

Relevant laws and regulations
The Bank	Accounting standards of banking industry, general banking act and trust business act
Trust accounts	Trust business act
KB Investment Co., Ltd.	Act on support for foundation of small and medium-sized companies & loan specialization financial business act
KB Futures Co., Ltd.	Supervisory guidelines on futures trading
KB Real Estate Trust Co., Ltd.	Trust business act
KB Asset Management Co., Ltd.	Act on business of operating indirect investments and assets
KB Credit Information Co., Ltd.	Act on the use and protection of credit information
KB Life Insurance Co., Ltd.	Accounting standards of the insurance business & general insurance business act
Kookmin Bank Int’l Ltd. (London)	Financial accounting standards in UK
Kookmin Bank Hong Kong Ltd.	Financial accounting standards in Hong Kong

Interest Income Recognition

The Bank applies the accrual basis in recognizing interest income related to deposits, loans and securities, except for non-secured uncollectible receivables. Interest on loans, whose principal or interest is past due at the balance sheet date, is generally not accrued, with the exception of interest on certain loans secured by guarantee of governments or government agencies, or collateralized by bank deposits. When a loan is placed on non-accrual status, previously accrued interest is generally reversed and deducted from current interest income; and future interest income is recognized on cash basis in accordance with the accounting standards of the banking industry. As of December 31, 2005 and 2004, the principal amount of loans and securities of which the accrued interest income was not recorded in the accompanying consolidated financial statements based on the above criteria amounted to (Won)7,875,123 million and (Won)8,600,175 million, respectively, and the related accrued interest income not recognized amounted to (Won)462,799 million and (Won)551,683 million, respectively.

Classification of Securities

At acquisition, the Bank and its subsidiaries classify securities into one of the following categories: trading, available-for-sale, held-to-maturity and securities accounted for using the equity method, depending on marketability, purpose of acquisition and ability to hold. Debt and equity securities that are bought and held for the purpose of selling them in the near term and actively traded are classified as trading securities. Debt securities with fixed and determinable payments and fixed maturity that the Bank and its subsidiaries have the positive intent and ability to hold to maturity are classified as held-to-maturity securities. Securities that should be accounted for under the equity method are classified as securities accounted for using the equity method. Debt and equity securities not classified as the above are categorized as available-for-sale securities.

If the objective and ability to hold securities of the Bank and its subsidiaries change, available-for-sale securities can be reclassified to held-to-maturity securities and held-to-maturity securities can be reclassified to available-for-sale securities. Whereas, if the Bank and its subsidiaries sell held-to-maturity securities or exercise early redemption right of securities to issuer in the current year or the preceding two years, and if it reclassify held-to-maturity securities to available-for-sale securities, all debt securities that are owned or purchased cannot be classified as held-to-maturity securities. On the other hand, trading securities cannot be recategorized to available-for-sale securities or held-to-maturity securities and vice versa. Nevertheless, trading securities are reclassified to available-for-sale securities only when the trading securities lose their marketability.

Valuation of Securities

(1)	Valuation of Trading Securities

Trading equity and debt securities are initially recognized at acquisition cost plus incidental expenses determined by the individual moving average method (the specified identification method for debt securities). When the face value of trading debt securities differs from their acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the securities. After initial recognition, if the fair value of trading securities differs from the book value, trading securities are stated at fair value and the resulting valuation gain or loss is included in current operations.

(2)	Valuation of Available-for-sale Securities

Available-for-sale securities are initially recognized at acquisition cost plus incidental expenses, determined by the individual moving average method (the specified identification method for debt securities). The effective interest method is applied to amortize the difference between the face value and the acquisition cost over the remaining term of the debt security. After initial recognition, available-for-sale securities are stated at fair value, with the net unrealized gain or loss presented as gain or loss on valuation of available-for-sale securities in capital adjustments. Accumulated capital adjustments of securities are charged to current operations in a lump sum at the time of disposal or impairment recognition. Non-marketable equity securities are stated at acquisition cost on the financial statements if the fair value of the securities is not reliably determinable.

If the fair value of equity securities (net asset fair value in case of non-marketable equity securities stated at acquisition cost) is below the acquisition cost and the pervasive evidence of impairment exists, the carrying value is adjusted to fair value and the resulting valuation loss is charged to current operations. If the collectible value of debt securities is below the amortized cost and the pervasive evidence of impairment exists, the carrying value is adjusted to collectible value and the resulting valuation loss is charged to current operations. With respect to impaired securities, any unrealized valuation gain or loss of securities previously included in the capital adjustment account is reversed.

(3)	Valuation of Held-to-maturity Securities

Held-to-maturity securities are stated at acquisition cost plus incidental expenses, determined by the specific identification method. When the face value of held-to-maturity securities differs from its acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the securities. If collectible value is below the amortized cost and the pervasive evidence of impairment exists, the carrying value is adjusted to collectible value and the resulting valuation loss is charged to current operations.

(4)	Valuation of Securities Accounted for Using the Equity Method

Equity securities held for investment in companies in which the Bank and its subsidiaries are able to exercise significant influence over the investees (in accordance with the Banking Act, if the Bank holds 15 percent or more of the issued shares, the Bank and its subsidiaries are considered being able to exercise significant influence) are accounted for using the equity method. The Bank and its subsidiaries’ share in net income or net loss of investees are included in current operations. Changes in the retained earnings of investee are reflected in the retained earnings. Changes in the capital surplus or other capital accounts of investee are reflected as gain or loss on valuation of securities accounted for using the equity method in capital adjustments.

When the book value of equity securities accounted for using the equity method is less than zero due to the cumulative losses of the investees, the Bank and its subsidiaries discontinue applying the equity method and do not provide for additional losses. If the investee subsequently reports net income, the Bank and its subsidiaries resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period that the equity method was suspended.

(5)	Reversal of Loss on Impairment of Available-for-sale Securities and Held-to-maturity Securities

If the reasons for impairment losses of available-for-sale securities no longer exist, the recovery is recorded in current operations under non-operating income up to amount of the previously recognized impairment loss as reversal of loss on impairment of available-for-sale securities and any excess is included in capital adjustments as gain on valuation of available-for-sale securities. However, if the increases in the fair value of the impaired securities are not regarded as the recovery of the impairment, the increases in the fair value are recorded as gain on valuation of available-for-sale securities in capital adjustments. For non-marketable equity securities, which were impaired based on the net asset fair value, the recovery is recorded up to their acquisition cost.

For held-to-maturity securities, the recovery is recorded in current operations under non-operating income within the amount of amortized cost that would have been recorded according to the original schedule if the impairment losses had not been recognized as reversal of loss on impairment of held-to-maturity securities.

(6)	Reclassification of Securities

When held-to-maturity securities are reclassified to available-for-sale securities, those securities are accounted for at fair value on the reclassification date and the difference between the fair value and book value is reported in capital adjustment as gain or loss on valuation of available-for-sale securities. When available-for-sale securities are reclassified to held-to-maturity securities, gain or loss on valuation of available-for-sale securities, which had been recorded until the reclassification date, continue to be included in capital adjustments and be amortized using the effective interest rate method and the amortized amount is charged to interest income or expense until maturity. The difference between the fair value at the reclassification date and face value of the reclassified securities to held-to-maturity securities is amortized using effective interest rate method and the amortized amount is charged to interest income or expense. In addition, when certain trading securities lose their marketability, such securities are reclassified as available-for-sale securities at fair market value as of reclassification date.

Transfer of Securities

When the realization, expiration or sale of the right to obtain the economic benefits arises and the control of securities is lost from the sale of the securities, the unrealized valuation gain or loss of securities included in the capital adjustment account is added to or deducted from the gain or loss on disposal of securities. The gain or loss is the difference between the net proceeds receivable or received and its carrying value. When securities are transferred without losing the control, the transaction is recorded as secured borrowing transaction.

Allowance for Possible Losses on Credits

The Supervisory Regulation of Banking Business (the “Supervisory Regulation”) legislated by the Financial Supervisory Commission (FSC) requires the Bank to classify all credits into five categories as normal, precautionary, substandard, doubtful, or estimated loss based on borrowers’ repayment capability and historical financial transaction records. The Supervisory Regulation also requires the Bank to provide the minimum rate of loss provision for each category balance using the prescribed minimum percentages as described below.

As required by the Supervisory Regulation, the Bank classifies corporate credits (loans, confirmed acceptances and guarantees) based on borrowers’ capability to repay in consideration of borrowers’ business operation, financial position and future cash flows (Forward Looking Criteria) as well as past due period and status of any bankruptcy proceedings (Historical Repayment Criteria). However, credits to small companies and to households are classified not by evaluating the debt repayment capability of a borrower or customer but by past due period and status of bankruptcy proceedings. The Bank generally classifies all credits to a single borrower in the same category of classification but credits guaranteed or credits collateralized by bank deposits, real estate and other assets may be classified differently based on the guarantor’s capability to service such guarantee or based on the value of collateral securing such credits.

Based on the Bank’s corporate credit evaluation model, credits to a borrower are classified into 12 grades from AAA to D (AAA, AA, A, A -, BBB, BB, B, B -, CCC, CC, C and D). Credits of grades of AAA to B are classified as normal, credits of grade B - to CCC as precautionary, credits of grade CC as substandard, credits of grade C as doubtful and credits of grade D as estimated loss. Credits are finally classified reflecting past due period and bankruptcy considerations. An allowance is then calculated on the category balances using the prescribed percentages of 0.5 ~ 1.9 percent for normal, 2 ~ 19.9 percent for precautionary, 20 ~ 49.9 percent for substandard, 50 ~ 99.9 percent for doubtful and 100 percent for estimated loss. However, the Bank does not provide allowances for call loans, bonds bought under resale agreements and inter-bank loans that are classified as normal, as it is not required by the Accounting Standards for the Banking Industry.

In addition, as required by the Supervisory Regulation, based on the classification of household loans and credit card receivables by past due period and status of bankruptcy proceedings, allowance for household loans and credit card receivables are calculated on the category balances using the prescribed percentages of 0.75 ~ 7.9 percent and 1 ~ 11.9 percent for normal, 8 ~19.9 percent and 12 ~ 19.9 percent for precautionary, 20 ~ 54.9 and 20 ~ 59.9 percent for substandard, 55 ~ 99.9 percent and 60 ~99.9 percent for doubtful, and 100 percent for estimated loss. Furthermore, as required by the Financial Supervisory Service, for the secured household loans newly placed after September 9, 2002, if the ratio of loans to collateral value (loan to value; LTV) exceeds 70 percent, the Bank provides an allowance for possible loan losses of 1 percent for normal and 10 percent for precautionary, instead of providing 0.75 percent for normal and 8 percent for precautionary.

The Bank partially changed the accounting estimation in providing allowance for household loans in accordance with the Supervisory Regulation during the current year. The Bank extended the scope of borrowers classified as normal and precautionary for the secured household loans and applied the same overdue principle for general consumer loans to the secured household loans. Additionally, the Bank newly applied the economic recovery value method in estimating the expected recovery value of the collateral assets pledged as secured loans. The change in accounting estimate above is to reflect economic substantiality based on historical experience, and the effect of changes has been applied prospectively.

In addition, when an allowance for possible loan losses required by the Supervisory Regulation is less than the amount calculated based on the historical loss rate, which is estimated through objective and reasonable method in accordance with the accounting principle in the Republic of Korea, historical loss rate is reflected in the provision for possible loan losses since 2004.

The method and data used for determining the allowances for loan losses based on historical loss rate by the Bank’s lending portfolios are determined as follows:

Lending portfolios	Methodology	Period of historical loss rate	Period of recovery ratio
Impaired corporate loans	DCF & Migration	N/A	N/A
Non-impaired corporate loans	Migration analysis	1 year	5 years
Consumer loans	Migration analysis	1 year	5 years
Credit card loans	Roll-rate analysis	1 year	5 years

Based on the loan portfolios’ nature, lending period, recovery period and other economic factors, the Bank determines the appropriate data period used in assessing its historical loss rate and recovery ratio.

Until 2004, the Bank provided allowance for possible losses on confirmed acceptances and guarantees, which were classified as substandard or less than substandard. However, pursuant to the amended Supervisory Regulation of Banking Business, the Bank has extended the scope of allowance for possible losses on acceptances and guarantees to note endorsed, unconfirmed acceptances and guarantees, and confirmed acceptances and guarantees classified as normal and precautionary, and provided allowance for possible losses based on the credit classification and minimum rate of loss provision prescribed by Financial Supervisory Service and the cash conversion factor of the respective exposures as of December 31, 2005. In connection with the amendment of Supervisory Regulation of Banking Business, the Bank has also extended the scope of other allowance for the unused line of credit from the unused cash advance facility of active credit card accounts with transaction records during the recent one year to the unused credit limit for purchase of credit card and unused credit line of consumer and corporate loans, and provided other allowance based on the cash conversion factor and minimum rate of loss provision prescribed by Financial Supervisory Service as of December 31, 2005. Due to these changes, allowance for acceptances and guarantees and other allowances increased by (Won)7,645 million and (Won)296,469 million as of December 31, 2005, respectively, and net income for the year then ended decreased by (Won)220,483 million. Since it is impractical to determine the accumulated effect of applying the changes in accounting policies to any prior periods, the new accounting principles were applied prospectively during the current year and the effect of the changes is recognized in the current year operations.

Restructuring of Loans

The equity interest in the debtors, net of real estates and/or other assets received as full or partial satisfaction of the Bank’s loans, collected through reorganization proceedings, court mediation or debt restructuring agreements of parties concerned, is recorded at fair value at the time of the restructuring. In cases where the fair value of the assets received are less than the book value of the loan (book value before allowances), the Bank offsets first the book value against allowances for loan losses and then recognizes provisions for loan losses. Impairment losses for loans that were restructured in a troubled debt restructuring involving a modification of terms are computed by the difference between the present value of future cash flows under debt restructuring agreements discounted at effective interest rates at the time when loans are originated and the book value before allowances for loan losses. If the amount of allowances already established is less than the impairment losses, the Bank establishes additional allowances for the difference. Otherwise, the Bank reverses the allowances for loan losses.

Deferred Loan Origination Fees and Costs

The Bank defers loan origination fees associated with originating loans and loan origination costs that have future economic benefits. Loan balances are reported net of these loan origination fees and costs. The deferred loan origination fees and costs are amortized using the effective interest method with the amortization recognized as adjustments to other interest income.

Valuation of Receivables and Payables at Present Value

Receivables and payables incurred through long-term installment transactions, long-term borrowing and lending transactions, and other similar transactions are stated at the present value of expected future cash flows, and the gain or loss on valuation of related receivables and payables is reflected in current operations, unless the difference between nominal value and present value is immaterial. Present value discount or premium is amortized using the effective interest rate method and credited or charged to interest income or interest expense.

Tangible Assets and Related Depreciation

Tangible assets included in fixed assets are recorded at cost or production cost including the incidental expenses. Routine maintenance and repairs are expensed as incurred. Expenditures that result in the enhancement of the value or the extension of the useful lives of the facilities involved are capitalized as additions to tangible assets.

Depreciation is computed by using the declining-balance method (Straight-line method for building and structures) based on the estimated useful lives of the assets as follows:

Tangible assets	Depreciation method	Estimated useful life
Buildings and structures	Straight-line	40 years
Leasehold improvements	Declining balance	4-5 years
Equipment and vehicles	Declining balance	4-5 years

Intangible Assets and Related Amortization

Intangible assets included in fixed assets are recorded at the production costs or purchase costs plus incidental expenses less accumulated amortization. Intangible assets are amortized using the straight-line method over the estimated economic useful lives of the related assets or the activity method as follows:

Intangible assets	Estimated useful life
Goodwill	9 years
Negative goodwill	5 years
Trademarks	5-20 years
Others	3-30 years

The Bank recorded goodwill as a result of the merger with H&CB, as the cost of the merger exceeded the fair value of the net assets acquired. Expenditures incurred in conjunction with the development of new products or technology and others, in which the elements of costs can be individually identified and future economic benefits are probably exerted, are capitalized as development costs. The Bank estimates the useful lives of endowment assets that are beneficial upon usage based on the term of the contract and are classified under other intangible assets.

Valuation Allowance for Non-Business Use Property

Non-business use property included in fixed assets is recorded when the Bank acquires collateral by foreclosure on the mortgage for loans. If the latest auction price is lower than book value, the difference is provided as a valuation allowance and the valuation loss is charged to current operations. In addition, the difference between the selling price and book value is recorded as a disposition gain or loss.

Recognition of Impairment of Assets

When the book value of assets (other than securities and assets valued at present value) exceeds the recoverable value of the assets due to obsolescence, physical damage or a sharp decrease in market value and the difference is material, the book value are adjusted to recoverable value in the balance sheet and the resulting impairment loss is charged to current operations. If the recoverable value of the assets increases in subsequent years, the increase in value is credited to operations as gain until the recoverable value equals the book value of assets that would have been determined had no impairment loss been recognized. The Bank and its subsidiaries assess the recoverable value based on expected selling price or appraisal value.

Amortization of Discounts (Premiums) on Debentures

Discounts or premiums on debentures issued are amortized over the period from issuance to maturity using the effective interest rate method. Amortization of discounts or premiums is recognized as interest expense or interest income on the debentures.

Bonds under Resale or Repurchase Agreements

Bonds purchased under resale agreements are recorded as loans and bonds sold under repurchase agreements are recorded as borrowings when the Bank purchases or sells securities under resale or repurchase agreements.

Contingent Liabilities

A possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Bank and its subsidiaries is recognized as contingent liabilities when it is probable that an outflow of resources embodying economic benefits required and the amount of the obligation can be measured with sufficient reliability. Where the effect of the time value of money is material, the amount of the liabilities is the present value of the expenditures expected to be required to settle the obligation. In addition, as some or all expenditures required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognized as separate assets in the balance sheet and related income may be offset against expense in the income statement.

Accrued Severance Benefits

Employees and directors and temporary employees with at least one year of service as of December 31, 2005 are entitled to receive a lump-sum payment upon termination of their employment with the Bank and its subsidiaries, based on their length of service and rate of pay at the time of termination. The accrued severance benefits that would be payable assuming all eligible employees and directors were to resign are included in other liabilities.

The Bank and its subsidiaries have purchased severance benefits insurance, which meets the funding requirement for tax purposes, and made deposits with Kyobo Life Insurance Co., Ltd and others. Withdrawal of these deposits is restricted to the payment of severance benefits. These are presented as a deduction from the accrued severance benefits.

Accounting for Derivative Instruments

The Bank and its subsidiaries account for derivative instruments pursuant to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments. Derivative instruments are classified as used for trading activities or for hedging activities according to their transaction purpose. All derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or liability. If the derivative instrument is not part of a transaction qualifying as a hedge, the adjustment to fair value is reflected in current operations.

The accounting for derivative transactions that are part of a qualified hedge based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss both on the hedging derivative instruments and on the hedged item attributable to the hedged risk is reflected in current operations. Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recorded in current operations. The effective portion of gain or loss recorded as a capital adjustment is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in capital adjustment is added to or deducted from the asset or the liability.

Accounting for Stock Options

In accordance with the Interpretations on Financial Accounting Standards 39-35 on the accounting for the stock option, the Bank records stock compensation costs as a capital adjustment in case that the Bank can choose to settle the vested stock option by issuing new shares or treasury stock, or payment of cash equivalent to the difference between the market price and the exercise price at the exercise date. However, the compensation cost of certain options that is certain to be settled by cash payment is recorded in other liabilities (accrued expenses).

National Housing Fund

The Bank, as designated by the Korean government under the Housing Law (former Housing Construction Promotion Law), manages the sources and uses of funds of the National Housing Fund (the “NHF”) and records the related NHF account in other liabilities. In addition, the Bank pays interest to NHF, which is computed by multiplying the average balance of the NHF account by the passbook deposit interest rate.

Income Tax Expense

Income tax expense is the amount currently payable for the period added to or deducted from the changes in deferred income taxes. However, deferred income tax assets are recognized only if the future tax benefits from accumulated temporary differences and any tax loss carryforwards are realizable. The difference between the amount currently payable for the period and income tax expense is accounted for as deferred income tax assets or liabilities, which will be charged or credited to income tax expense in the period each temporary difference reverses in the future. Deferred income tax assets or liabilities are calculated based on the expected tax rate to be applied at the reversal period of the related assets or liabilities. Tax payable and deferred income tax assets or liabilities regarding to certain items are charged or credited directly to related components of shareholders’ equity.

Accounting for Foreign Currency Transactions and Translation

The Bank and its domestic subsidiaries maintain their accounts in Korean Won. Transactions in foreign currencies are recorded in Korean Won based on the prevailing rate of exchange on the transaction date. The Korean Won equivalent of assets and liabilities denominated in foreign currencies are translated in these financial statements based on the basic rate ((Won)1,013.00 and (Won)1,043.80 to US$ 1.00 at December 31, 2005 and 2004, respectively) announced by Seoul Money Brokerage Service, Ltd. or cross rates for other currencies other than U.S. Dollars at the balance sheet dates. Translation gains and losses are credited or charged to operations. Financial statements of overseas branches are translated based on the basic rate at balance sheet dates.

Summary of Accounting Policies for the Bank’s Trust Accounts

(1)	Valuation of Debt Securities

Debt securities included in performance-based trust accounts are generally recorded at acquisition costs, which include additional costs and deduct accrued interest income for the period before acquisition, and are classified into five categories to provide allowance for possible credit losses in accordance with the credit rates of bonds issued by each company. Debt securities included in base price-based trust accounts are estimated by applying the average of base prices per bond closing on recent trading day announced by Korea Bond Pricing Co., Ltd. and KIS Pricing, Inc.

(2)	Allowance for Possible Credit Losses

An allowance for possible credit losses is provided for the assets, which were not marked to market, pursuant to the asset classification criteria promulgated by the FSC. Loans are classified as of the balance sheet date into normal, precautionary, substandard, doubtful or estimated loss. Allowance rate is as follows:

	Household loans (%)	Corporate loans (%)
Normal	0.75	0.50
Precautionary	8.00	2.00
Substandard	20.00	20.00
Doubtful	55.00	50.00
Loss	100.00	100.00

(3)	Special Reserve

Special reserve refers to the reserve accumulated upon acquisition of trust fee at 25 percent or more until the balance of special reserve reaches 5 percent of the trust accounts for the purpose of reserving unspecific trust accounts whose principle or income should be guaranteed. In cases where the principle of trust accounts needs to recover or the special reserve exceeds the limit, reversal of special reserve is recognized as income. When the purpose of special reserve no longer exists, it is recorded as trust fee.

Insurance Reserve of KB Life Insurance

KB Life Insurance provides various insurance reserves for payments, refunds, participating policyholders’ dividends and related cost in the future as follows:

(1)	Premium reserve is a net level premium reserve using interest and mortality assumptions used in computing cash surrender values.

(2)	Reserve for outstanding claims represents refunds, dividends and claims reported and unpaid as of the balance sheet date.

(3)	Unearned premium reserve represents the unearned portion of quarterly, semi-annual and annual premiums as of the balance sheet date.

(4)	Dividends held on deposit for policyholders represent amounts payable to policyholders due to interest rate difference guarantee, mortality gains, excess interest, expense gains and long-term contracts in accordance with the regulations or agreements.

Application of the Statements of Korea Accounting Standards

The Korea Accounting Standard Board (KASB) under the Korea Accounting Institute (KAI) issued the Statements of Korea Accounting Standards (SKAS) for achieving a set of Korean accounting standards that should be internationally acceptable and comparable. The Statements supersede the relative articles of existing accounting standards and constitute generally accepted accounting standards of the Republic of Korea. The Bank and its subsidiaries have implemented SKAS No.1 (Accounting Changes and Correction of Errors) since January 1, 2002 and adopted SKAS from No.2 (Interim Financial Statements) through No.9 (Convertible Securities), since January 1, 2003. Also, the Bank and its subsidiaries have implemented SKAS No.13 (Troubled Debt Restructurings), since January 1, 2004 and adopted SKAS No.15 (Investment in Associates), No. 16 (Income Taxes) and No. 17 (Provisions, Contingent Liabilities and Contingent Assets), since January 1, 2005.

Restatement of Prior Period Financial Statements

The Bank recorded individual assets and liabilities comprised in private beneficiary certificates in their respective bank accounts, and net operating results from the private beneficiary certificates were recorded as one line item of income or loss from beneficiary certificates in the income statements by the end of 2004. However, in accordance with the new interpretation on the accounting of private beneficiary certificates by the Financial Supervisory Service, a private beneficiary certificate on which management, as an investor, agrees to have no interference and is not managing, is regarded as an ordinary beneficiary certificate and recorded as securities. As a result of the change of accounting principle, the Bank restated the accompanying financial statements as of December 31, 2004, which increased total assets, total liabilities and capital adjustments by (Won)76,568 million, (Won)2,668 million and (Won)268,696 million, respectively, and decreased retained earnings before appropriations by (Won)194,796 million. Moreover, total assets and total liabilities increased by (Won)27,486 million, capital adjustments decreased by (Won)101,676 million as of December 31, 2005, and net income for the year then ended increased by (Won)101,676 million due to the above accounting change.

In addition, the Bank recorded the commission and fees from credit card receivables from lump sum payment and installment payment and other credit card commission and fees as commission income until 2004. However, pursuant to the amended Supervisory Regulation of Banking Business, those commission and fees from credit card receivables have been reclassified as interest income during the current year. Due to this change, interest income increased by (Won)1,015,115 million and (Won)1,131,358 million, and commission and fee income decreased by the same amount for the years ended December 31, 2005 and 2004, respectively. However, the reclassification has no effect on net income or shareholders’ equity for the years ended and as of December 31, 2005 and 2004.

Reclassification

Certain accounts of the prior year were reclassified to conform to the current year’s presentation for comparative purposes; however, reclassifications had no effect on the previously reported prior year’s net income or shareholders’ equity of the Bank and its subsidiaries.

4.	CASH AND DUE FROM BANKS:

(1)	Cash and due from banks in Won and foreign currencies as of December 31, 2005 and 2004 consisted of (Unit: In millions):

	2005		2004
Cash and checks	(Won)	2,683,480	(Won)	2,380,580
Foreign currencies		150,403		124,736
Due from banks in Won		2,519,991		2,063,971
Less: Present value discount		—		(3,751)
Due from banks in foreign currencies		589,122		647,527

	(Won)	5,942,996	(Won)	5,213,063

(2)	Due from banks as of December 31, 2005 and 2004 consisted of (Unit: In millions):

Financial institution	Annual Interest rate (%)	2005		2004
Due from banks in Won:
BOK	—	(Won)	2,189,339	(Won)	1,685,105
Woori Bank and others	0.10~4.06		312,128		254,864
Hansol Mutual Savings	—		—		90,005
Korea Exchange and others	0.10~3.15		18,524		33,997

			2,519,991		2,063,971
Present value discounts			—		(3,751)

		(Won)	2,519,991	(Won)	2,060,220

Due from banks in foreign currencies:
BOK	—	(Won)	46,501	(Won)	43,631
Korea Exchange Bank and others	0.00~4.87		129,318		114,354
Woori Bank and others	4.05~4.86		413,303		489,542

		(Won)	589,122	(Won)	647,527

(3)	Restricted due from banks in Won and foreign currencies as of December 31, 2005 and 2004 consisted of (Unit: In millions):

Financial institution	2005		2004		Reason for restriction
Due from banks in Won:
BOK	(Won)	2,189,339	(Won)	1,685,105	BOK Act
Hansol Mutual Savings		—		90,000	Withdrawal at maturity
Woori Bank and others		4,337		4,029	Escrow account/others
Korea Exchange and others		18,524		6,840	Futures margin accounts/others
Due from banks in foreign currencies:
BOK		46,501		43,631	BOK Act
J.P. Morgan Chase & Co. and others		480		288	Futures margin accounts/others

	(Won)	2,259,181	(Won)	1,829,893

(4)	Due from banks by financial institution as of December 31, 2005 and 2004 consisted of (Unit: In millions):

Financial institution	2005		2004
Due from banks in Won
BOK	(Won)	2,189,339	(Won)	1,685,105
Banks		312,128		254,864
Others		18,524		124,002

		2,519,991		2,063,971

Due from banks in foreign currencies
BOK	(Won)	46,501	(Won)	43,631
Banks		542,141		603,573
Others		480		323

		589,122		647,527

	(Won)	3,109,113	(Won)	2,711,498

(5)	Term structure of due from banks as of December 31, 2005 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Due from banks in Won	(Won)	2,515,962	(Won)	—	(Won)	—	(Won)	4,029	(Won)	—	(Won)	2,519,991
Due from banks in foreign currencies		463,032		107,378		18,712		—		—		589,122

	(Won)	2,978,994	(Won)	107,378	(Won)	18,712	(Won)	4,029	(Won)	—	(Won)	3,109,113

5.	SECURITIES:

(1)	Securities as of December 31, 2005 and 2004 consisted of (Unit: In millions):

	2005		2004
Trading securities	(Won)	6,462,928	(Won)	6,523,329
Available-for-sale securities		16,590,377		17,740,080
Held-to-maturity securities		10,238,682		6,239,716
Securities accounted for using the equity method		187,145		166,794

	(Won)	33,479,132	(Won)	30,669,919

(2)	The valuation of securities excluding securities accounted for using the equity method as of December 31, 2005 and 2004 consisted of (Unit: In millions):

Classification	2005		2004
Trading securities:

Equity securities	(Won)	222,283	(Won)	206,432
Beneficiary certificates		12,420		53,444
Government and public bonds		2,223,525		1,127,308
Finance debentures		2,621,036		3,882,165
Corporate bonds		1,178,968		920,902
Asset-backed securities		153,370		233,921
Other debt securities		51,326		99,157

	(Won)	6,462,928	(Won)	6,523,329

Classification	2005		2004
Available-for-sale securities:

Equity securities	(Won)	1,204,586	(Won)	858,843
Equity investments		5,468		7,774
Beneficiary certificates		2,077,992		5,414,250
Government and public bonds		2,766,824		858,211
Finance debentures		8,296,721		8,095,828
Foreign government bonds		9,328		32,638
Corporate bonds		1,321,391		1,682,091
Asset-backed securities		899,990		770,341
Other debt securities		8,087		20,104

	(Won)	16,590,377	(Won)	17,740,080

Held-to-maturity securities:

Government and public bonds	(Won)	4,609,874	(Won)	3,080,601
Finance debentures		3,569,990		1,213,971
Corporate bonds		1,723,884		1,745,988
Asset-backed securities		334,934		180,000
Other debt securities		—		19,156

	(Won)	10,238,682	(Won)	6,239,716

(3)	Available-for-sale securities, which were not valuated at fair value as of December 31, 2005, were as follows (Unit: In millions, shares in thousands) :

Company	No. of shares	Percentage of ownership (%)	Book value
Korea Asset Management Corp.	3,074	5.91	(Won)	15,667
Bad Bank Harmony (preferred stock)	13	0.46		12,279
Samsung Life Insurance Co., Ltd.	23	0.11		7,479
Korea Highway Corp.	573	0.03		6,248
Korea Exchange	80	0.40		3,000
Kyobo Investment Trust Management Co., Ltd.	420	7.00		2,100
S&S Tech	694	5.80		2,000
Digital & Optics Co., Ltd.	510	15.11		1,785
KJ Pretech Co., Ltd.	534	13.02		1,650
Korea Smart Card Co., Ltd.	326	4.44		1,628
BHflex Co., Ltd.	533	11.85		1,600
Mir System Co., Ltd.	47	16.36		1,530
MICO C&C Co., Ltd.	714	10.98		1,500
IntroMobile Co., Ltd.	300	12.50		1,500
Windysoft Co., Ltd.	240	5.66		1,350
Korea Money Broker Corp.	119	5.97		1,291
Intekplus Co., Ltd.	74	9.93		1,258
FCI Inc.	460	4.06		1,210
Mercury	1,632	12.13		1,088
KM Culture Co., Ltd.	54	9.82		1,008
Smart Card Laboratory Inc.	320	9.15		1,005
Honest Technology Corp.	58	14.53		1,000
APTC	1,373	13.73		1,000
Gamevil Inc.	20	10.00		1,000
Tianjin Samsung Opto Electronics	1,000	10.00		989
Others				52,997

			(Won)	125,162

Available-for-sale securities, which were not valuated at fair value as of December 31, 2004, were as follows (Unit: In millions, shares in thousands):

Company	No. of shares	Percentage of ownership (%)	Book value
Bad Bank Harmony (preferred stock)	13	0.46	(Won)	12,267
Korea Asset Management Corp.	1,506	5.38		7,827
Samsung Life Insurance Co., Ltd.	23	0.11		7,479
Korea Highway Corp.	573	0.03		6,248
Kyobo Investment Trust Management Co., Ltd.	420	7.00		2,100
Doum Co., Ltd.	442	10.77		1,987
Baring Communications Equity	4,665	6.73		1,957
Itswell Co., Ltd.	514	11.57		1,800
Innowireless Inc.	100	3.57		1,650
Pan Asia Paper	1,275	2.94		1,642
Korea Smart Card Co., Ltd.	326	4.44		1,628
BHflex Co., Ltd.	533	13.33		1,600
Mobilink Telecom Co., Ltd.	336	9.08		1,400
Korea Money Broker Corp.	119	5.97		1,291
Miraetelecom Co., Ltd.	480	1.94		1,272
FCI Inc	46	5.48		1,210
Digital & Optics Co., Ltd.	340	10.07		1,190
IntroMobile Co., Ltd.	220	9.17		1,100
Mercury	1,632	12.13		1,088
Tianjin Samsung Opto Electronics	1,000	10.00		1,020
Smart Card Laboratory Inc.	320	9.15		1,005
Others				120,915

			(Won)	179,676

The impairment loss and the reversal of impairment loss on available-for-sale securities recognized for the years ended December 31, 2005 and 2004 were shown below (Unit: In millions).

	2005				2004
	Impairment		Reversal		Impairment		Reversal
Equity securities	(Won)	7,974	(Won)	7,422	(Won)	23,952	(Won)	—
Equity investments		3		—		3		—
Corporate bonds		448		—		2,317		—
Asset-backed securities		94,880		—		65,040		—

	(Won)	103,305	(Won)	7,422	(Won)	91,312	(Won)	—

(4)	Structured notes relating to stock, interest rate and credit linked notes (“CLN”) as of December 31, 2005 and 2004 were as follows (Unit: In millions):

	2005		2004
Structured notes relating to stock
Convertible bonds	(Won)	66	(Won)	17,838
Exchangeable bonds		—		164,087
Bonds with stock purchase warrants		—		762
Equity linked securities		—		49,721

		66		232,407

Structured notes relating to interest rate
Long-term government bond FRN		564,456		957,537
Dual indexed FRN		29,874		50,140
Inverse FRN		40,753		73,727
Others		110,225		97,364

		745,308		1,178,768

CLN		40,559		41,544

Bonds with call option		20,000		30,000

	(Won)	805,933	(Won)	1,482,719

(5)	Private beneficiary certificates included in available-for-sale securities as of December 31, 2005 and 2004 were composed of (Unit: In millions):

	2005		2004
Stocks	(Won)	7,353	(Won)	6,062
Government and public bonds		38,018		1,384,645
Finance bonds		1,340,390		2,464,128
Corporate bonds in Won		32,622		794,397
Asset-backed debt securities		—		87,428
Call loans		203,892		264,997
Others		412,962		276,936

Assets		2,035,237		5,278,593
Liabilities		11,081		16,884

	(Won)	2,024,156	(Won)	5,261,709

For the year ended December 31, 2005, the Bank received cash and securities in connection with the liquidation of certain private beneficiary certificates, which were classified as available-for-sale securities. With respect to the classification of the securities received amounting to (Won)60,091 million, the Bank initially classified the securities into available-for-sale securities; however, the Bank’s management determined to hold the securities up to the maturity date. In accordance with the change of management intention for the securities, the Bank reclassified the securities into held-to-maturity securities along with the fair market valuation at the reclassification date. As part of this reclassification, the Bank also reclassified unrealized gains and losses recognized from the acquisition date to the reclassification date in the capital adjustments into unrealized gain and losses of held-to maturity securities, and amortized that amount using the effective interest rate method. The amortized amount is charged to interest income or expense for the remaining period until maturity.

(6)	The portfolio of securities excluding securities accounted for using the equity method, by industry, as of December 31, 2005 and 2004 was as follows (Unit: In millions):

	2005			2004
By industry	Amount		Percentage (%)	Amount		Percentage (%)
Trading securities
Government and government-invested public companies	(Won)	3,303,018	51.11	(Won)	1,390,254	21.31
Financial institutions		2,372,811	36.71		4,372,973	67.04
Others		787,099	12.18		760,102	11.65

	(Won)	6,462,928	100.00	(Won)	6,523,329	100.00

Available-for-sale securities
Government and government-invested public companies	(Won)	3,549,345	21.39	(Won)	1,787,795	10.08
Financial institutions		12,098,698	72.93		15,011,243	84.62
Others		942,334	5.68		941,042	5.30

	(Won)	16,590,377	100.00	(Won)	17,740,080	100.00

Held-to-maturity securities
Government and government-invested public companies	(Won)	6,303,760	61.57	(Won)	4,748,450	76.10
Financial institutions		3,899,922	38.09		1,431,601	22.94
Others		35,000	0.34		59,665	0.96

	(Won)	10,238,682	100.00	(Won)	6,239,716	100.00

(7)	The portfolio of securities excluding securities accounted for using the equity method, by security type, as of December 31, 2005 and 2004 was as follows (Unit: In millions):

	2005			2004
By type	Amount		Percentage (%)	Amount		Percentage (%)
Trading securities

Stocks	(Won)	222,283	3.44	(Won)	206,432	3.16
Fixed rate bonds		6,000,899	92.85		5,906,032	90.54
Floating rate bonds		227,326	3.52		357,421	5.48
Beneficiary certificates		12,420	0.19		53,444	0.82

	(Won)	6,462,928	100.00	(Won)	6,523,329	100.00

Available-for-sale securities

Stocks	(Won)	1,204,586	7.26	(Won)	858,843	4.84
Fixed rate bonds		11,530,670	69.50		9,672,515	54.52
Floating rate bonds		888,375	5.35		916,821	5.17
Subordinated bonds		872,813	5.26		851,947	4.80
Convertible bonds		66	0.00		17,838	0.10
Beneficiary certificates		2,077,992	12.53		5,414,250	30.52
Others		15,875	0.10		7,866	0.05

	(Won)	16,590,377	100.00	(Won)	17,740,080	100.00

Held-to-maturity securities

Fixed rate bonds	(Won)	10,048,668	98.14	(Won)	5,879,997	94.24
Floating rate bonds		60,014	0.59		229,719	3.68
Subordinated bonds		130,000	1.27		130,000	2.08

	(Won)	10,238,682	100.00	(Won)	6,239,716	100.00

(8)	The portfolio of securities excluding securities accounted for using the equity method, by country, as of December 31, 2005 and 2004 was as follows (Unit: In millions):

	2005			2004
	Amount		Percentage (%)	Amount		Percentage (%)
Trading securities

Korea	(Won)	6,462,928	100.00	(Won)	6,523,329	100.00

Available-for-sale securities

Korea	(Won)	16,474,585	99.30	(Won)	17,598,580	99.20
USA		47,106	0.28		50,514	0.28
Russia		28,527	0.17		—	0.00
Philippines		9,675	0.06		25,703	0.14
Indonesia		4,363	0.03		13,516	0.08
The Republic of South Africa		6,240	0.04		6,742	0.04
Others		19,881	0.12		45,025	0.26

	(Won)	16,590,377	100.00	(Won)	17,740,080	100.00

Held-to-maturity securities

Korea	(Won)	10,238,682	100.00	(Won)	6,239,716	100.00

(9)	Term structure of securities (except for stocks and equity investments) in available-for-sale and held-to-maturity securities as of December 31, 2005 was as follows (Unit: In millions):

	Due in 1 year or less		Due after 1 year through 5 years		Due after 5 years through 10 years		More than 10 years		Total
Available-for-sale securities
Fair value	(Won)	7,907,430	(Won)	7,218,913	(Won)	245,451	(Won)	8,539	(Won)	15,380,333

Held-to-maturity securities
Book value		2,273,148		6,706,498		1,259,036		—		10,238,682
Fair value		2,269,042		6,594,898		1,195,982		—		10,059,922

(10)	Pursuant to the management’s operating plan of investment assets, the Bank disposed of held-to maturity securities with the maturity date of October 23, 2005 on September 12 and 14, 2005. Under the Statement of Korean Accounting Standard No. 8 – “Investments in Securities”, the disposal of held-to maturity securities, which have maturities less than 3 months from the disposal date, does not affect the status of held-to maturity of the other held-to maturity securities. The face value and the book value of the disposed securities were (Won)120,000 million and (Won)120,006 million, respectively, and the Bank recognized (Won)216 million of gain on disposal of held-to-maturity securities for the year ended December 31, 2005.

(11)	The valuation of securities accounted for using the equity method as of December 31, 2005 was as follows (Unit: In millions):

	Book value before valuation		Acquisition (disposal)		Dividend		Foreign currency translation gain (loss)		Equity gain (loss) on investment		Capital adjustments		Book value after valuation
Domestic stocks
ING Life Insurance Korea	(Won)	69,145	(Won)	—	(Won)	(7,000)	(Won)	—	(Won)	23,252	(Won)	(7,868)	(Won)	77,529
KLB Securities Co., Ltd. (*1)(*2)		—		—		—		—		—		—		—
Jooeun Industrial Co., Ltd. (*1)(*2)		—		—		—		—		—		—		—
Jeio Co., Ltd.		636		—		—		—		125		—		761

		69,781		—		(7,000)		—		23,377		(7,868)		78,290

Foreign stocks
Kookmin Bank Singapore Ltd. (*1)		1,812		—		—		(53)		—		—		1,759
Kookmin Finance Asia Ltd. (HK) (*1)		254		—		—		(8)		—		—		246
Sorak Financial Holdings PTE Ltd.		82,153		—		—		(3,730)		11,909		(7,931)		82,401

		84,219		—		—		(3,791)		11,909		(7,931)		84,406

Equity Securities
KICO No. 2 Venture Investment Partnership (*1)		273		—		—		—		(83)		—		190
KICO No. 3 Venture Investment Partnership (*1)		149		—		—		—		(2)		—		147
Pacific IT Investment Partnership (*1)		6,959		—		—		—		(2,009)		—		4,950
Kookmin China Fund No.1		2,356		—		—		—		(282)		—		2,074
KTTC Kookmin Venture Fund No.1		1,425		—		—		—		(177)		—		1,248
Kookmin Investment Partnership No.15	(Won)	363	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	363
Kookmin Investment Partnership No.16		—		—		—		—		49		—		49
KB03-1 Venture Investment Fund		2,409		—		—		—		120		89		2,618
KB03-1 Corporate Restructuring Fund		5,819		5,459		—		—		403		—		11,681
NPC02-4 KB Venture Fund		—		1,250		—		—		(121)		—		1,129

		19,753		6,709		—		—		(2,102)		89		24,449

	(Won)	173,753	(Won)	6,709	(Won)	(7,000)	(Won)	(3,791)	(Won)	33,184	(Won)	(15,710)	(Won)	187,145

(*1)	KLB Securities Co., Ltd., Jooeun Industrial Co., Ltd., Kookmin Bank Singapore Ltd., Kookmin Finance Asia, Ltd., KICO No. 2 Venture Investment Partnership, KICO No. 3 Venture Investment Partnership and Pacific IT Investment Partnership are all in the process of liquidation.
(*2)	The equity method is no longer applied to securities of KLB Securities Co., Ltd. and Jooeun Industrial Co., Ltd. due to accumulated deficit resulting to the decrease of their book values below zero. The accumulated deficit, which was not recorded, is as follows (Unit: In millions):

	Amount
KLB Securities Co., Ltd.	(Won)	4,148
Jooeun Industrial Co., Ltd.		56,688

	(Won)	60,836

The audited or reviewed financial statements of the investees as of December 31, 2005 except the financials for the ING Life Insurance Korea, Sorak Financial Holdings PTE Ltd, KICO No. 2 Venture Investment

Partnership and KICO No. 3 Venture Investment Partnership were used for applying the equity method. The subsequent events from the closing dates of investees’ financial statements to the Bank’s balance sheet date were properly reflected in applying the equity method.

(12)	Securities provided as collateral as of December 31, 2005 were as follows (Unit: In millions):

Provided to	Book value		Collateral amount		Provided for
Korea Securities Depository & others	(Won)	6,571,036	(Won)	6,570,000	Bonds sold under repurchase agreements
BOK		953,153		950,000	Borrowings from BOK
BOK		183,994		183,200	Overdrafts and settlement risk
Samsung Futures & others		265,582		274,511	Derivative settlement
Korea Securities Depository		134,118		137,252	Others

	(Won)	8,107,883	(Won)	8,114,963

6.	LOANS AND ALLOWANCE FOR POSSIBLE LOAN LOSSES:

(1)	Loans as of December 31, 2005 and 2004 consisted of (Unit: In millions):

	2005		2004
Loans in Won	(Won)	118,833,268	(Won)	122,913,992
Loans in foreign currencies		5,114,780		3,659,753
Bills bought in Won		18,563		27,096
Bills bought in foreign currencies		1,377,574		574,818
Advances for customers		11,321		32,120
Factoring receivables		32,044		32,335
Credit card receivables		7,571,344		7,643,990
Private placed bonds		3,735,217		1,210,585
Call loans		1,535,088		2,824,479
Loans to be swapped to equity		—		746

		138,229,199		138,919,914
Allowance for possible loan losses		(2,459,378)		(3,131,099)
Deferred loan origination fees and costs		52,025		48,889

	(Won)	135,821,846	(Won)	135,837,704

(2)	Loans in Won and in foreign currencies classified by borrower type as of December 31, 2005 were as follows (Unit: In millions):

	Loans in Won		Loans in foreign currencies		Total		Percentage (%)
Large corporations	(Won)	3,492,586	(Won)	2,861,491	(Won)	6,354,077	5.13
Small and medium corporations		32,073,976		1,743,277		33,817,253	27.28
Households		82,589,408		60,131		82,649,539	66.68
Others		677,298		449,881		1,127,179	0.91

	(Won)	118,833,268	(Won)	5,114,780	(Won)	123,948,048	100.00

Loans in Won and in foreign currencies classified by borrower type as of December 31, 2004 were as follows (Unit: In millions):

	Loans in Won		Loans in foreign currencies		Total		Percentage (%)
Large corporations	(Won)	2,809,514	(Won)	1,658,140	(Won)	4,467,654	3.53
Small and medium corporations		35,140,393		1,115,049		36,255,442	28.64
Households		84,250,246		69,447		84,319,693	66.62
Others		713,839		817,117		1,530,956	1.21

	(Won)	122,913,992	(Won)	3,659,753	(Won)	126,573,745	100.00

(3)	Loans classified by borrower’s country/region as of December 31, 2005 were as follows (Unit: In millions):

	Loans in Won		Loans in foreign currencies		Others		Total		Percentage (%)
Korea	(Won)	118,833,268	(Won)	4,130,696	(Won)	14,140,361	(Won)	137,104,325	99.19
Southeast Asia		—		89,578		161		89,739	0.06
China		—		362,468		5,394		367,862	0.27
Japan		—		270,131		72		270,203	0.19
Central and South America		—		7,524		19		7,543	0.01
Others		—		254,383		135,144		389,527	0.28

	(Won)	118,833,268	(Won)	5,114,780	(Won)	14,281,151	(Won)	138,229,199	100.00

Loans classified by borrower’s country/region as of December 31, 2004 were as follows (Unit: In millions):

	Loans in Won		Loans in foreign currencies		Others		Total		Percentage (%)
Korea	(Won)	122,913,992	(Won)	2,245,059	(Won)	12,128,460	(Won)	137,287,511	98.82
Southeast Asia		—		700,600		186,753		887,353	0.64
China		—		236,554		14,301		250,855	0.18
Japan		—		278,971		—		278,971	0.20
Central and South America		—		53,452		45		53,497	0.04
Others		—		145,117		16,610		161,727	0.12

	(Won)	122,913,992	(Won)	3,659,753	(Won)	12,346,169	(Won)	138,919,914	100.00

(4)	Loans classified by industry as of December 31, 2005 were as follows (Unit: In millions):

	Loans in Won		Loans in foreign currencies		Others		Total		Percentage (%)
Corporations
Finance and insurance	(Won)	1,053,608	(Won)	1,030,854	(Won)	2,171,125	(Won)	4,255,587	3.08
Manufacturing		11,468,816		1,826,707		2,471,966		15,767,489	11.40
Services		19,171,675		1,103,640		1,631,518		21,906,833	15.85
Others		4,131,424		1,075,111		981,194		6,187,729	4.48
Households		82,589,408		60,131		6,525,160		89,174,699	64.51
Public sector		418,337		18,337		500,188		936,862	0.68

	(Won)	118,833,268	(Won)	5,114,780	(Won)	14,281,151	(Won)	138,229,199	100.00

Loans classified by industry as of December 31, 2004 were as follows (Unit: In millions):

	Loans in Won		Loans in foreign currencies		Others		Total		Percentage (%)
Corporations
Finance and insurance	(Won)	655,472	(Won)	935,433	(Won)	3,920,196	(Won)	5,511,101	3.97
Manufacturing		12,320,461		1,159,040		1,725,419		15,204,920	10.94
Services		21,240,786		1,423,752		487,968		23,152,506	16.67
Others		4,121,949		72,081		98,206		4,292,236	3.09
Households		84,250,246		69,447		6,114,380		90,434,073	65.10
Public sector		325,078		—		—		325,078	0.23

	(Won)	122,913,992	(Won)	3,659,753	(Won)	12,346,169	(Won)	138,919,914	100.00

(5)	Loans to financial institutions as of December 31, 2005 were as follows (Unit: In millions):

	Bank		Other financial institutions		Total
Loans in Won	(Won)	1,274	(Won)	1,052,334	(Won)	1,053,608
Loans in foreign currencies		965,456		65,398		1,030,854
Others		1,608,258		562,867		2,171,125

	(Won)	2,574,988	(Won)	1,680,599	(Won)	4,255,587

Loans to financial institutions as of December 31, 2004 were as follows (Unit: In millions):

	Bank		Other financial institutions		Total
Loans in Won	(Won)	6,623	(Won)	648,849	(Won)	655,472
Loans in foreign currencies		594,985		340,448		935,433
Others		2,793,409		1,126,787		3,920,196

	(Won)	3,395,017	(Won)	2,116,084	(Won)	5,511,101

(6)	The term structure of loans as of December 31, 2005 was as follows (Unit: In millions):

	Loans in Won		Loans in foreign currencies		Others		Total
Due in 3 months or less	(Won)	16,906,160	(Won)	1,951,163	(Won)	8,193,509	(Won)	27,050,832
Due after 3 months through 6 months		16,040,966		990,574		731,458		17,762,998
Due after 6 months through 1 year		33,020,434		973,081		1,379,070		35,372,585
Due after 1 year through 2 years		13,694,750		236,686		1,042,520		14,973,956
Due after 2 years through 3 years		10,245,651		327,997		1,499,811		12,073,459
Due after 3 years through 4 years		4,320,143		77,561		42,542		4,440,246
Due after 4 years through 5 years		5,269,801		250,403		191,646		5,711,850
More than 5 years		19,335,363		307,315		1,200,595		20,843,273

	(Won)	118,833,268	(Won)	5,114,780	(Won)	14,281,151	(Won)	138,229,199

(7)	Sales of loans

In 2005, under the joint collection program of financial institutions, the Bank and its subsidiaries have sold (Won)189,473 million of certain loans to Hee Mang Moa Special Purpose Company and has recognized gain and loss of (Won)7,233 million and (Won)391 million, respectively. The Bank has also sold (Won)42,097 million of loans to KAMCO under the credit support program for lower income people and recognized gain and loss of (Won)277 million and (Won)2,055 million, respectively. Moreover, the Bank has sold (Won)3,050 million of loans (Auto loans) to Daewoo Motors Sales and recognized (Won)1,709 million of gain on sale of loans. In addition, the Bank has sold (Won)399,864 million of loans to KB 4th SPC, (Won)512,348 million of loans to KB 5th SPC and (Won)242,483 million of loans to KB 6th SPC and recognized (Won)63,797 million and (Won)8,360 million of gain on sale of loans and (Won)13,924 million of loss on sale of loans, respectively. Furthermore, the Bank has recorded (Won)490 million of gain on sale of loans and (Won)27 million of loss on sale of loans with respect to the other loan sale transactions. The loan amounts presented in the above are the original principal amount without any deduction of allowance or write-offs.

In connection with the sale of loans, the Bank has changed the accounting policy regarding the recognition of gain or loss from the sale of loans. Previously, for the sale of written-off loans, the Bank offset the proceeds from the sale of the loans directly against allowance for possible loan losses, and for the sale of non-written off loans, the Bank recognized the proceeds in excess or less than the book value of the loans at sales date as gain or loss from the sale of loans. From the third quarter of 2004, the Bank has recognized the proceeds in excess or less than the book value as of prior year end date as gain or loss on sale of loans.

(8)	Credit card receivables as collateral

The Bank offers the credit card receivables amounting to (Won)859,271 million (before deducting the allowance) as collateral for the transaction of credit card receivables to SPC as of December 31, 2005.

(9)	The changes in loan origination costs for the year ended December 31, 2005 were as follows (Unit: In millions):

	Beginning		Increase		Decrease		Ending
Loan origination costs	(Won)	48,889	(Won)	20,939	(Won)	17,803	(Won)	52,025

(10)	The allowance for possible loan losses as of December 31, 2005 is summarized as follows (Unit: In millions):

	Normal		Precautionary		Substandard		Doubtful		Estimated loss		Total
Loans in Won	(Won)	777,020	(Won)	293,630	(Won)	198,120	(Won)	494,607	(Won)	367,848	(Won)	2,131,225
Loans in foreign currencies		23,303		2,504		5,891		19,044		437		51,179
Bills bought		6,943		228		27		180		1,677		9,055
Advances for customers		6		9		279		1,469		6,238		8,001
Credit card receivables		77,680		40,515		179		73,419		42,715		234,508
Privately placed bonds		19,765		217		918		—		—		20,900
Factoring receivables		4,299		—		211		—		—		4,510

	(Won)	909,016	(Won)	337,103	(Won)	205,625	(Won)	588,719	(Won)	418,915	(Won)	2,459,378

The allowance for possible loan losses as of December 31, 2004 is summarized as follows (Unit: In millions):

	Normal		Precautionary		Substandard		Doubtful		Estimated loss		Total
Loans in Won	(Won)	781,412	(Won)	476,678	(Won)	358,603	(Won)	679,149	(Won)	335,361	(Won)	2,631,203
Loans in foreign currencies		13,776		13,316		8,428		18,860		1,893		56,273
Bills bought		2,930		393		130		1,990		3,037		8,480
Advances for customers		5		621		176		4,873		20,626		26,301
Credit card receivables		66,100		82,375		108		195,214		48,925		392,722
Privately placed bonds		5,979		189		1,159		3,982		2,370		13,679
Factoring receivables		585		—		103		982		25		1,695
Loans to be swapped to equity securities		—		—		—		746		—		746

	(Won)	870,787	(Won)	573,572	(Won)	368,707	(Won)	905,796	(Won)	412,237	(Won)	3,131,099

(11)	The changes in allowance for possible loan losses for the years ended December 31, 2005 and 2004 were as follows (Unit: In millions):

	2005		2004
Beginning balance	(Won)	3,357,804	(Won)	4,063,847
Provision for possible loan losses		1,029,445		3,064,528
Reclassification from other allowances (*1)		17,501		289,919
Collection of previously written-off loans		454,280		290,283
Repurchase of NPLs sold		15,863		40,571
Sales of loans		(183,306)		(685,268)
Loans written-off		(2,141,773)		(3,415,144)
Conversion to equity securities		(11,444)		(327,816)
Exemption of loans		(9,570)		(32,847)
Changes in exchange rates and others		15,262		69,731

Ending balance (*2)	(Won)	2,544,062	(Won)	3,357,804

(*1)	Other allowances for credit lines to Kookmin Credit Card 16th ABS Specialty Company amounting to (Won)17,501 million were transferred to allowances for loan losses.
(*2)	Allowance for possible loan losses includes present value discounts amounting to (Won)20,015 million and (Won)22,111 million as of December 31, 2005 and 2004, respectively, and allowances for other assets amounting to (Won)84,684 million and (Won) 226,705 million, respectively.

(12)	The allowance for possible losses on other assets as of December 31, 2005 and 2004 is summarized as follows (Unit: In millions):

	2005		2004
Account receivables	(Won)	4,108	(Won)	2,573
Suspense receivables		20,447		39,231
Uncollected guarantee deposits for rent		8,269		9,326
Settlement costs for financial accident		15,844		15,495
Derivative instruments		2,283		3,209
Other loans of Kookmin Credit Card		—		274
Due from trust accounts		33,733		156,597

	(Won)	84,684	(Won)	226,705

(13)	The allowance for possible loan losses compared to total loans is summarized as follows (Unit: In millions):

	Loans		Allowance for possible loan losses		Percentage (%)
December 31, 2005	(Won)	138,229,199	(Won)	2,459,378	1.78
December 31, 2004		138,919,914		3,131,099	2.25
December 31, 2003		145,058,496		3,922,214	2.70

7.	RESTRUCTURING LOANS:

(1)	The loans that were restructured by means of principal reduction, debt-equity swap, interest reduction because of court receiverships, compositions and workouts for the year ended December 31, 2005 were as follows (Unit: In millions):

	Amount before restructuring		Principal exemption		Conversion to equity securities		Interest reduction		Extension of maturity
Court receivership	(Won)	1,778	(Won)	172	(Won)	313	(Won)	—	(Won)	1,293
Composition		7,167		—		—		—		7,167
Workout plan		148,823		—		—		8,504		140,319

	(Won)	157,768	(Won)	172	(Won)	313	(Won)	8,504	(Won)	148,779

(2)	Changes in the present value discounts relating to the outstanding restructured loans for the year ended December 31, 2005 were as follows (Unit: In millions):

	Discount rates (%)	Amount		Present value discounts
				Beginning balance		Addition		Deduction		Ending balance
Court receivership	5.90~20.98	(Won)	11,661	(Won)	6,126	(Won)	535	(Won)	(4,626)	(Won)	2,035
Composition	4.90~19.90		12,397		3,200		2,495		(3,457)		2,238
Workout plan	6.00~28.89		185,038		6,562		13,946		(9,137)		11,371
Others	9.50		30,802		6,223		16		(1,868)		4,371

		(Won)	239,898	(Won)	22,111	(Won)	16,992	(Won)	(19,088)	(Won)	20,015

If the loans are restructured by means of reduction of interest rates, cash flows of fixed rate loans are discounted by effective interest rates originally agreed upon and cash flows of floating rate loans are discounted by interest rates determined by adding a credit risk premium, which is calculated at the restructuring date, assuming that debtors’ credit at the origination date is effective to the restructuring date, to a benchmark interest rate. The difference between the book value and the present value is presented as an allowance for possible loan losses.

8.	FIXED ASSETS:

(1)	Fixed assets as of December 31, 2005 and 2004 consisted of (Unit: In millions):

	2005		2004
Tangible assets	(Won)	3,683,286	(Won)	3,607,196
Less: accumulated depreciation		(1,631,480)		(1,439,359)
accumulated impairment loss		(11,466)		(2,296)
Intangible assets		400,919		471,338
Non-business use property		583		492
Less: valuation allowance		(230)		(253)

	(Won)	2,441,612	(Won)	2,637,118

(2)	Tangible assets as of December 31, 2005 consisted of (Unit: In millions):

	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Book value
Land	(Won)	986,569	(Won)	—	(Won)	7,109	(Won)	979,460
Buildings		939,293		160,337		4,357		774,599
Leasehold improvements		191,799		146,703		—		45,096
Equipment and vehicles		1,565,470		1,324,440		—		241,030
Construction in progress		155		—		—		155

	(Won)	3,683,286	(Won)	1,631,480	(Won)	11,466	(Won)	2,040,340

Tangible assets as of December 31, 2004 consisted of (Unit: In millions):

	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Book value
Land	(Won)	999,068	(Won)	—	(Won)	1,306	(Won)	997,762
Buildings		915,058		140,121		990		773,947
Leasehold improvements		175,189		124,571		—		50,618
Equipment and vehicles		1,516,639		1,174,667		—		341,972
Construction in progress		1,242		—		—		1,242

	(Won)	3,607,196	(Won)	1,439,359	(Won)	2,296	(Won)	2,165,541

(3)	The changes in book value of tangible assets for the year ended December 31, 2005 were as follows (Unit: In millions):

	Beginning		Acquisition		Replacement		Disposal		Depreciation		Impairment		Change in foreign currencies		Ending
Land	(Won)	997,762	(Won)	439	(Won)	—	(Won)	12,041	(Won)	—	(Won)	(6,621)	(Won)	(79)	(Won)	979,460
Buildings		773,947		1,551		27,804		4,284		20,832		(3,577)		(10)		774,599
Leasehold improvements		50,618		1,166		28,938		2,286		33,304		—		(36)		45,096
Equipment and vehicles		341,972		113,189		—		2,858		210,791		—		(482)		241,030
Construction in progress		1,242		55,655		(56,742)		—		—		—		—		155

	(Won)	2,165,541	(Won)	172,000	(Won)	—	(Won)	21,469	(Won)	264,927	(Won)	(10,198)	(Won)	(607)	(Won)	2,040,340

(4)	The published value of land was (Won)1,059,403 million and (Won) 832,319 million as of December 31, 2005 and 2004, respectively, based on the Laws on Disclosure of Land Price and Valuation of Land.

(5)	Tangible assets, which have been insured as of December 31, 2005, were as follows (Unit: In millions):

Type of insurance	Asset insured	Insured amount		Insurance company
Property composite	Buildings	(Won)	623,480	Samsung Fire & Marine Insurance Co., Ltd. & others
	Leasehold improvements		36,700
	Equipment and vehicles		109,654

		(Won)	769,834

(6)	Intangible assets as of December 31, 2005 consisted of (Unit: In millions):

	Acquisition cost		Accumulated amortization		Book value
Goodwill	(Won)	705,108	(Won)	326,439	(Won)	378,669
Negative goodwill		(346)		(254)		(92)
Others		42,468		20,126		22,342

	(Won)	747,230	(Won)	346,311	(Won)	400,919

(7)	The changes in intangible assets for the year ended December 31, 2005 were as follows (Unit: In millions):

	Beginning		Increase		Amortization		Ending
Goodwill	(Won)	457,015	(Won)	—	(Won)	78,346	(Won)	378,669
Negative goodwill		(161)		—		(69)		(92)
Others		14,484		16,226		8,368		22,342

	(Won)	471,338	(Won)	16,226	(Won)	86,645	(Won)	400,919

9.	OTHER ASSETS:

(1)	Other assets as of December 31, 2005 and 2004 consisted of (Unit: In millions):

	2005		2004
Guarantee deposits paid	(Won)	1,199,101	(Won)	1,300,643
Accounts receivable		477,474		2,361,843
Accrued income		978,089		945,482
Prepaid accounts		66,730		97,487
Prepaid expenses		46,449		43,391
Deferred income tax assets (see Note 23)		374,667		530,644
Derivatives assets (see Note 19)		1,202,129		2,392,086
Domestic exchange settlement debits		720,433		520,612
Due from trust accounts		195,033		319,003
Sundry assets		41,715		46,637
Less : allowances for possible losses		(84,684)		(226,705)

	(Won)	5,217,136	(Won)	8,331,123

(2)	Sundry assets as of December 31, 2005 and 2004 consisted of (Unit: In millions):

	2005		2004
Receivables on cash sent to other banks	(Won)	350	(Won)	680
Supplies		14,468		16,036
Deposit money to court (*)		24,233		25,826
Asset disposal receivables		995		1,657
Others		1,669		2,438

	(Won)	41,715	(Won)	46,637

(*)	Securities is included in deposit money to court of which book value, face value and fair value are (Won)13,422 million, (Won) 14,460 million and (Won)15,380 million, respectively.

10.	DEPOSITS:

(1)	Deposits as of December 31, 2005 and 2004 consisted of (Unit: In millions):

	2005		2004
Deposits in Won	(Won)	122,632,202	(Won)	123,708,792
Deposits in foreign currencies		1,593,844		1,516,132
Negotiable certificates of deposits		5,389,543		4,908,949

	(Won)	129,615,589	(Won)	130,133,873

(2)	Details of deposits as of December 31, 2005 and 2004 were as follows (Unit: In millions):

	Interest rate (%)	2005		2004
Demand deposits in Won
Checking deposits	—	(Won)	190,629	(Won)	110,945
Household checking deposits	0.10		478,851		417,443
Temporary deposits	—		3,668,420		2,858,688
Passbook deposits	0.10		13,403,993		10,763,563
Public fund deposits	0.10		176,397		157,840
Non-resident’s deposit	0.10		24,898		24,301
Others	0.00 ~ 2.00		5,862		13,197

			17,949,050		14,345,977

Time deposits and savings deposits in Won
Time deposits	2.40 ~ 3.80		57,387,089		62,785,398
Installment savings deposits	3.25 ~ 3.85		1,218,956		1,249,939
Property formation savings	8.50		955		1,516
Workers’ savings for housing	8.50 ~ 11.50		27		49
Time and savings deposits of non-residents	2.40 ~ 3.80		213,436		263,671
General savings deposits	0.10 ~ 3.10		20,151,013		19,120,739
Corporate savings deposits	0.10 ~ 3.00		9,391,238		7,338,760
Long-term savings deposits for workers	11.50 ~ 12.00		7,388		39,104
Long-term housing savings deposits	4.30		2,390,596		1,663,366
Long-term savings for households	11.00		7,377		20,108
Workers’ preferential savings deposits	5.35		1,097,848		2,171,785
Mutual installment deposits	3.00 ~ 3.85		5,119,223		6,304,494
Mutual installment for housing	2.20 ~ 3.60		4,582,031		5,295,274
Others	1.83 ~ 4.78		3,118,108		3,108,612

			104,685,285		109,362,815

			122,634,335		123,708,792
Gain on valuation of fair value hedged item			(2,133)		—

		(Won)	122,632,202	(Won)	123,708,792

Demand deposits in foreign currencies
Checking deposits	0.00 ~ 3.50	(Won)	51,185	(Won)	37,137
Passbook deposits	0.05		701,514		663,261
Notice deposits	1.12 ~ 6.20		241		276
Temporary deposits	—		1,300		1,315

			754,240		701,989

Time deposits and savings deposits in foreign currencies
Time deposits	0.10 ~ 7.55		837,598		812,021
Installment savings deposits	5.00 ~ 6.50		643		662
Others	—		1,363		1,460

			839,604		814,143

		(Won)	1,593,844	(Won)	1,516,132

Negotiable certificates of deposits	3.35 ~ 4.05	(Won)	5,389,543	(Won)	4,908,949

(3)	Deposits with financial institutions as of December 31, 2005 and 2004 were as follows (Unit: In millions):

	Financial institutions	2005		2004
Deposits in Won	Banks	(Won)	985,328	(Won)	1,683,255
	Others		5,218,874		5,240,889

			6,204,202		6,924,144

Deposits in foreign currencies	Banks		179,692		52,614
	Others		60,586		39,242

			240,278		91,856

		(Won)	6,444,480	(Won)	7,016,000

(4)	Term structure of deposits in Won and deposits in foreign currencies was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Deposits in Won	(Won)	72,990,487	(Won)	11,124,751	(Won)	25,392,988	(Won)	8,027,303	(Won)	5,096,673	(Won)	122,632,202
Deposits in foreign currencies		1,367,898		173,388		46,463		6,095		—		1,593,844
Negotiable certificate of deposits		2,346,463		2,351,554		690,927		599		—		5,389,543

	(Won)	76,704,848	(Won)	13,649,693	(Won)	26,130,378	(Won)	8,033,997	(Won)	5,096,673	(Won)	129,615,589

11.	BORROWINGS:

(1)	Borrowings as of December 31, 2005 and 2004 consisted of (Unit: In millions):

	2005		2004
Borrowings in Won	(Won)	2,686,718	(Won)	3,052,049
Borrowings in foreign currencies		2,717,595		2,164,848
Bonds sold under repurchase agreements		6,373,308		3,443,344
Bills sold		296,722		41,988
Due to BOK in foreign currencies		542		2,007
Call money		1,253,512		655,359

	(Won)	13,328,397	(Won)	9,359,595

(2)	Borrowings in Won as of December 31, 2005 and 2004 consisted of (Unit: In millions):

Account	Financial institution	Annual interest rate (%)	2005		2004
Borrowings from the Bank of Korea	BOK	2.00	(Won)	646,308	(Won)	920,144
Borrowings from the Korean government	Ministry of Finance and Economy, and others	0.00 ~ 6.50		638,268		701,680
Borrowings from banking institutions	Industrial Bank of Korea	3.40 ~ 4.50		115,437		158,245
Borrowings from National Housing Fund	National Housing Fund	0.00 ~ 8.00		77,856		104,784
Borrowings from other financial institutions	Korea Development Bank	2.00 ~ 4.00		4,353		5,227
Other borrowings	Small Business Corporation and others	1.92 ~ 7.00		1,204,496		1,161,969

			(Won)	2,686,718	(Won)	3,052,049

(3)	Borrowings in foreign currencies as of December 31, 2005 and 2004 consisted of (Unit: In millions):

Account	Financial institution	Annual interest rates (%)	2005		2004
Due to banks	Citibank N. A. and others	—	(Won)	27,250	(Won)	22,456
Borrowings from banking institutions	Sumitomo Mitsui Banking Co., Ltd. and others	0.06 ~ 4.70		1,806,525		882,414
Off-shore borrowings in foreign currencies	ABN AMRO and others	0.32 ~ 5.16		401,197		663,993
Other borrowings from banking institutions	IBRD	4.32		10,466		13,882
Other borrowings in foreign currencies	Person, organization & corporations	0.00 ~ 4.77		472,157		582,103

			(Won)	2,717,595	(Won)	2,164,848

(4)	Bonds sold under repurchase agreements, bills sold and due to BOK in foreign currencies as of December 31, 2005 and 2004 consisted of the following (Unit: In millions):

Account	Financial institution	Annual interest rates (%)	2005		2004
Bonds sold under repurchase agreements in Won	Person, Group Corporations	3.15 ~ 4.25	(Won)	6,373,308	(Won)	3,443,344
Bills sold	Teller’s Sales	3.25 ~ 4.00		296,722		41,988
Due to the Bank of Korea in foreign currencies	BOK	3.82 ~ 4.67		542		2,007

			(Won)	6,670,572	(Won)	3,487,339

(5)	Call money as of December 31, 2005 and 2004 consisted of (Unit: In millions):

Account	Financial institution	Annual interest rates (%)	2005		2004
Won	Samsung Life Insurance Co., Ltd. and others	3.40 ~ 3.65	(Won)	984,100	(Won)	638,500
Foreign currencies	Korea Exchange Bank and others	4.08 ~ 4.45		269,412		13,685
Inter-bank borrowings		—		—		3,174

			(Won)	1,253,512	(Won)	655,359

(6)	Borrowings in Won, borrowings in foreign currencies and others with financial institutions as of December 31, 2005 were as follows (Unit: In millions):

	Borrowing In Won		Borrowing in foreign currencies		Due to BOK & call money		Total
BOK	(Won)	646,308	(Won)	—	(Won)	542	(Won)	646,850
Banks		115,437		2,234,972		269,412		2,619,821
Others		4,353		10,466		984,100		998,919

	(Won)	766,098	(Won)	2,245,438	(Won)	1,254,054	(Won)	4,265,590

Borrowings in Won, borrowings in foreign currencies and others with financial institutions as of December 31, 2004 were as follows (Unit: In millions):

	Borrowing In Won		Borrowing in foreign currencies		Due to BOK & call money		Total
BOK	(Won)	920,144	(Won)	—	(Won)	2,007	(Won)	922,151
Banks		158,245		1,568,863		16,859		1,743,967
Others		5,227		13,882		638,500		657,609

	(Won)	1,083,616	(Won)	1,582,745	(Won)	657,366	(Won)	3,323,727

(7)	Term structure of borrowings as of December 31, 2005 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Borrowings in Won	(Won)	712,012	(Won)	71,724	(Won)	152,692	(Won)	714,538	(Won)	1,035,752	(Won)	2,686,718
Borrowings in foreign currencies		1,227,112		737,006		409,936		315,085		28,456		2,717,595
Bonds sold under repurchase agreements		3,391,564		1,415,535		1,551,596		14,613		—		6,373,308
Bills sold		89,094		207,482		146		—		—		296,722
Due to the BOK in foreign currencies		426		116		—		—		—		542
Call money		1,253,512		—		—		—		—		1,253,512

	(Won)	6,673,720	(Won)	2,431,863	(Won)	2,114,370	(Won)	1,044,236	(Won)	1,064,208	(Won)	13,328,397

12.	DEBENTURES:

(1)	Debentures as of December 31, 2005 and 2004 consisted of (Unit: In millions):

	2005		2004
Debentures in Won	(Won)	15,528,273	(Won)	21,293,079
Less: Discount on debentures		(35,368)		(120,396)
Debentures in foreign currencies		1,051,990		696,522
Addition: Premiums on debentures		3,092		5,490

	(Won)	16,547,987	(Won)	21,874,695

(2)	Debentures in Won as of December 31, 2005 and 2004 consisted of (Unit: In millions):

	Annual interest rate (%)	2005		2004
Hybrid debentures	6.00 ~ 7.00	(Won)	903,668	(Won)	903,668
Structured debentures	5.90 ~ 6.60		208,131		80,000
Subordinated fixed rate debentures in Won	4.18 ~ 15.66		5,794,072		6,017,095
KCC subordinated fixed rate debentures	7.10 ~ 8.00		205,000		205,000
KCC fixed rate debentures	5.43 ~ 7.80		390,000		930,000
KCC floating rate debentures	—		—		610,000
Fixed rate debentures	3.32 ~ 7.49		8,068,146		12,543,566

			15,569,017		21,289,329
Loss (gain) on valuation of fair value hedged items (current year portion)			(44,494)		3,750
Loss on valuation of fair value hedged items (prior year portion)			3,750		—

			15,528,273		21,293,079
Discounts on debentures			(35,368)		(120,396)

		(Won)	15,492,905	(Won)	21,172,683

(3)	Hybrid debentures and subordinated debentures as of December 31, 2005 and 2004 were as follows (Unit: In millions):

	Issued date	Expiration date	Annual interest rate (%)	2005		2004
Subordinated fixed rate debentures in Won	Jan-98 ~ Jul-98	Jul -03 ~ Nov-09	11.04 ~ 15.66	(Won)	104,985	(Won)	133,477
	Mar-00	Mar-05	9.65		5,469		200,000
	Jun-00	Jan-06	9.04 ~ 9.10		253,975		253,975
	Sep-00	Jan-06	8.99		300,000		300,000
	Sep-00	Jan-06	8.79 ~ 8.85		150,000		150,000
	Nov-00	Feb-06 ~Nov-10	8.65 ~ 9.65		262,051		262,051
	Dec-00	Jan-06	8.71		200,000		200,000
	May-01	Feb-07	7.6 ~ 7.65		200,000		200,000
	Jun-01	Mar-08 ~ Mar-09	7.68 ~ 7.86		377,529		377,529
	Aug-01	Aug-07	6.69 ~ 6.73		100,000		100,000
	Sep-01	Mar-08	6.69 ~ 6.73		150,000		150,000
	Mar-02	Jan-08	7.06 ~ 7.10		241,684		241,684
	Jul-02	Jan-08	6.96 ~ 7.00		302,399		302,399
	Sep-02	Mar-08 ~ Mar-13	6.27 ~ 6.70		500,000		500,000
	Nov-02	May-08 ~ May-13	6.07 ~ 6.55		558,775		558,775
	Dec-02	Jan-08	8.00		110,000		110,000
	Dec-02	Jun-08 ~ Dec-14	6.20 ~ 6.65		180,370		180,370
	Jan-03	Feb-08	7.65		50,000		50,000
	Mar-03	Apr-08	7.10		45,000		45,000
	Oct-03	Jan-09 ~ Jan-14	5.18 ~ 5.60		449,051		449,051
	Feb-04	Aug-09 ~ Aug-14	5.65 ~ 6.16		700,000		700,000
	Sep-04	Dec-18	5.84 ~ 5.87		57,784		57,784
	Dec-04	Jun-10	4.18 ~ 4.20		700,000		700,000

					5,999,072		6,222,095

Hybrid debentures	Jun-03	Jun-33	6.00		105,145		105,145
	Aug-03	Aug-33	7.00		533,355		533,355
	Oct-03	Oct-33	6.80		265,168		265,168

					903,668		903,668

				(Won)	6,902,740	(Won)	7,125,763

(4)	Debentures in foreign currencies as of December 31, 2005 and 2004 were as follows (Unit: In millions):

	Annual interest rate (%)	2005		2004
Floating rates debentures	0.17 ~ 5.36	(Won)	550,365	(Won)	110,810
Fixed rates debentures	2.37 ~ 4.63		517,234		532,913
KCC floating rate debentures	—		—		60,227

			1,067,599		703,950
Gain on valuation of fair value hedged items (current year portion)			(8,181)		(5,925)
Gain on valuation of fair value hedged items (prior year portion)			(7,428)		(1,503)

			1,051,990		696,522
Premiums on debentures			4,076		6,336
Discounts on debentures			(984)		(846)

		(Won)	1,055,082	(Won)	702,012

(5)	Term structure of debentures as of December 31, 2005 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Debentures in Won	(Won)	1,825,117	(Won)	2,924,111	(Won)	3,532,030	(Won)	3,215,630	(Won)	4,031,385	(Won)	15,528,273
Debentures in foreign currencies		20,381		48,994		42,995		593,743		345,877		1,051,990

	(Won)	1,845,498	(Won)	2,973,105	(Won)	3,575,025	(Won)	3,809,373	(Won)	4,377,262	(Won)	16,580,263

13.	OTHER LIABILITIES:

Other liabilities as of December 31, 2005 and 2004 consisted of (Unit: In millions):

	2005		2004
Accrued severance benefits (see Note 15)	(Won)	395,309	(Won)	327,008
Less: severance insurance deposits		(241,038)		(197,787)
transfer to National Pension		(82)		(83)
Allowance for possible losses on acceptances and guarantees		10,141		1,150
Due to trust accounts		931,826		690,011
Guarantees deposits received		102,237		98,917
Accounts payable		863,383		2,747,032
Accrued expenses		4,925,912		4,190,954
Advanced from customer		362,273		194,437
Unearned revenues		86,079		102,719
Withholding taxes		83,412		3,915
Accounts for agency business		112,919		234,890
Domestic exchange settlement loans (see Note 19)		538,799		258,020
Derivatives liabilities		1,070,652		2,219,630
Agency		272,838		280,569
Insurance reserve		329,106		126,995
Sundry liabilities (see Note 16)		1,116,751		781,186

	(Won)	10,960,517	(Won)	12,059,563

14.	ACCEPTANCES AND GUARANTEES AND ALLOWANCES FOR POSSIBLE LOSSES:

(1)	Acceptances and guarantees as of December 31, 2005 and 2004 were as follows (Unit: In millions):

Types	2005		2004
Confirmed acceptances and guarantees in Won:
Payment guarantee for issuance of debentures	(Won)	768	(Won)	472
Payment guarantee for loans		34,527		30,852
Others		352,946		260,497

		388,241		291,821

Confirmed acceptances and guarantees in foreign currencies:
Acceptances on letters of credit		86,170		101,222
Acceptances for letters of guarantee for importers		68,381		62,844
Guarantees for performance of contracts		68,692		32,039
Guarantees for bids		4,004		2,606
Guarantees for borrowings		48,091		26,728
Guarantees for repayment of advances		761,489		23,213
Others		364,666		435,439

		1,401,493		684,091

		1,789,734		975,912

Unconfirmed acceptances and guarantees:
Letters of credit		1,101,386		1,017,379
Others		879,367		295,360

		1,980,753		1,312,739

Bills endorsed		10,910		9,396

	(Won)	3,781,397	(Won)	2,298,047

(2)	Acceptances and guarantees, by customer, as of December 31, 2005 were as follows (Unit: In millions):

	Confirmed		Unconfirmed		Total		Percentage (%)
Large corporations	(Won)	1,383,240	(Won)	1,361,814	(Won)	2,745,054	72.80
Small and medium corporations		401,629		613,772		1,015,401	26.93
Public sector and others		2,652		5,088		7,740	0.21
Foreign customer		2,213		79		2,292	0.06

	(Won)	1,789,734	(Won)	1,980,753	(Won)	3,770,487	100.00

Acceptances and guarantees, by customer, as of December 31, 2004 were as follows (Unit: In millions):

	Confirmed		Unconfirmed		Total		Percentage (%)
Large corporations	(Won)	356,397	(Won)	438,394	(Won)	794,791	34.73
Small and medium corporations		616,973		845,916		1,462,889	63.92
Public sector and others		—		25,514		25,514	1.11
Foreign customer		2,542		2,915		5,457	0.24

	(Won)	975,912	(Won)	1,312,739	(Won)	2,288,651	100.00

(3)	Acceptances and guarantees, by industry, as of December 31, 2005 were as follows (Unit: In millions):

	Confirmed		Unconfirmed		Total		Percentage (%)
Public sector	(Won)	707,759	(Won)	867,544	(Won)	1,575,303	41.78
Finance		389,019		10,311		399,330	10.59
Service		277,690		404,234		681,924	18.08
Manufacturing		298,596		670,291		968,887	25.70
Others		116,670		28,373		145,043	3.85

	(Won)	1,789,734	(Won)	1,980,753	(Won)	3,770,487	100.00

Acceptances and guarantees, by industry, as of December 31, 2004 were as follows (Unit: In millions):

	Confirmed		Unconfirmed		Total		Percentage (%)
Finance	(Won)	242,520	(Won)	911	(Won)	243,431	10.64
Service		265,781		347,148		612,929	26.78
Manufacturing		373,262		862,648		1,235,910	54.00
Others		94,349		102,032		196,381	8.58

	(Won)	975,912	(Won)	1,312,739	(Won)	2,288,651	100.00

(4)	Acceptances and guarantees, by country, as of December 31, 2005 were as follows (Unit: In millions):

	Confirmed		Unconfirmed		Total		Percentage (%)
Korea	(Won)	1,455,270	(Won)	1,979,204	(Won)	3,434,474	91.09
France		293,770		—		293,770	7.79
USA		40,520		—		40,520	1.07
Others		174		1,549		1,723	0.05

	(Won)	1,789,734	(Won)	1,980,753	(Won)	3,770,487	100.00

Acceptances and guarantees, by country, as of December 31, 2004 were as follows (Unit: In millions):

	Confirmed		Unconfirmed		Total		Percentage (%)
Korea	(Won)	934,036	(Won)	1,311,073	(Won)	2,245,109	98.10
USA		41,752		701		42,453	1.85
Others		124		965		1,089	0.05

	(Won)	975,912	(Won)	1,312,739	(Won)	2,288,651	100.00

(5)	Until 2004, the Bank provided allowance for possible losses on confirmed acceptances and guarantees, which were classified as substandard or less than substandard. However, pursuant to the amended Supervisory Regulation of Banking Business, the Bank has extended the scope of allowance for possible losses on acceptances and guarantees to note endorsed, unconfirmed acceptances and guarantees and confirmed acceptances and guarantees classified as normal and precautionary, and provided allowance for possible losses based on the credit classification, minimum rate of loss provision prescribed by Financial Supervisory Service and the cash conversion factor of the respective exposures since 2005.

Allowance for possible losses on acceptances and guarantees as of December 31, 2005 was as follows (Unit: In millions):

	Confirmed acceptances and guarantees				Unconfirmed		Bills endorsed		Total
	Won		Foreign currencies
Normal	(Won)	382,574	(Won)	1,387,749	(Won)	1,951,604	(Won)	10,572	(Won)	3,732,499
Precautionary		3,658		11,335		12,573		299		27,865
Substandard		50		2,194		8,445		—		10,689
Doubtful		1,888		209		1,198		39		3,334
Estimated loss		71		6		6,933		—		7,010

	(Won)	388,241	(Won)	1,401,493	(Won)	1,980,753	(Won)	10,910	(Won)	3,781,397
Allowance for possible losses		1,395		3,640		5,028		78		10,141

Ratio (%)		0.36		0.26		0.25		0.71		0.27

Allowance for possible losses on confirmed acceptances and guarantees as of December 31, 2004 was as follows (Unit: In millions):

	Confirmed acceptances and guarantees				Total
	Won		Foreign currencies
Normal	(Won)	280,910	(Won)	672,608	(Won)	953,518
Precautionary		8,614		10,312		18,926
Substandard		2,042		1,024		3,066
Doubtful		225		142		367
Estimated loss		30		5		35

	(Won)	291,821	(Won)	684,091	(Won)	975,912
Allowance for possible losses		551		599		1,150

Ratio (%)		0.19		0.09		0.12

(6)	The percentage of allowance for possible losses on acceptances and guarantees and others as of December 31, 2005, 2004 and 2003 was as follows (Unit: In millions):

	Guarantees and acceptances and others		Allowance		Percentage (%)
December 31, 2005 (*)	(Won)	3,781,397	(Won)	10,141	0.27
December 31, 2004		975,912		1,150	0.12
December 31, 2003		811,163		1,074	0.13

(*)	Pursuant to the amended Supervisory Regulation of Banking Business, the Bank extended the scope of allowance for possible losses.

15.	ACCRUED SEVERANCE BENEFITS:

(1)	The changes in accrued severance benefits for the year ended December 31, 2005 were as follows (Unit: In millions):

	2004		Provision		Payment		Additional increase (decrease)		2005
Accrued severance benefits	(Won)	327,008	(Won)	133,325	(Won)	65,002	(Won)	(22)	(Won)	395,309
Severance insurance deposits		(197,787)		(72,385)		(29,134)		—		(241,038)
Transfer to National Pension		(83)		—		(1)		—		(82)

	(Won)	129,138	(Won)	60,940	(Won)	35,867	(Won)	(22)	(Won)	154,189

As of December 31, 2005 and 2004, part of severance benefits was contributed to pension funds of Kyobo Life Insurance Co., Ltd., and others in which the beneficiary is a respective employee. The total severance benefits paid for year ended December 31, 2005 amounted to (Won)320,702 million, including the additional severance benefits of (Won)255,700 million relating to early retirements paid in February 2005.

16.	SUNDRY LIABILITIES:

(1)	Sundry liabilities as of December 31, 2005 and 2004 consisted of (Unit: In millions):

	2005		2004
Borrowings for others’ business	(Won)	128,567	(Won)	87,685
Foreign currency bills payable		38,645		21,395
Prepaid card and debit card liabilities		8,540		4,714
Subscription deposits		45,904		40,085
Other allowances		883,106		613,631
Others		11,989		13,676

	(Won)	1,116,751	(Won)	781,186

(2)	Other allowances as of December 31, 2005 and 2004 consisted of (Unit: In millions):

	2005		2004
Loss on branch closure	(Won)	167	(Won)	237
Unused credit limit		342,281		45,234
Mileage rewards		85,876		80,676
Credit commitments to SPC (Note 19)		384,724		438,343
KAMCO loans sold (Note 19)		241		217
Dormant accounts		27,035		14,976
KP Chemical loans sold		4,029		4,029
Preparation for damages		1,759		1,754
Trust risk		5,425		670
Others		31,569		27,495

	(Won)	883,106	(Won)	613,631

The Bank provided other allowance for certain portions of the unused cash advance facility of active credit card accounts with transaction records during the recent one year until 2004. In connection with the amendment of Supervisory Regulation of Banking Business, the Bank has extended the scope of other allowance for the unused line of credit to the unused credit limit for purchase of credit card and unused credit line of consumer and corporate loans, and provided other allowance based on the cash conversion factor and minimum rate of loss provision prescribed by Financial Supervisory Service since 2005. The unused credit limit for other allowances amounts to (Won)72,422,182 million as of December 31, 2005.

17.	SHAREHOLDERS’ EQUITY:

(1)	Capital stock

As of December 31, 2005 and 2004, the Bank has 1 billion common shares authorized with a par value per share of (Won)5,000 and 336,379,116 shares issued. The Bank’s major shareholders were Euro-Pacific Growth Fund (4.95 percent) and ING Bank N.V. Amsterdam (4.06 percent) as of December 31, 2005. As of December 31, 2005, 51,175,814 common shares, equivalent to 15.21 percent of the total issued shares, are listed on the New York Stock Exchange as ADS and are managed by the Bank of New York, the trustee of the Bank.

As a result of the legal consolidation with H&CB, the registered shareholders of both the Bank and H&CB, as of October 31, 2001, received 179,775,233 shares and 119,922,229 shares, respectively. The new shares were distributed based on an exchange ratio of one new Bank share each for 1.688346 old Bank shares and one new Bank share for one H&CB share. The new shares were listed on the Korea Stock Exchange on November 9, 2001. Furthermore, as a result of the merger with Kookmin Credit Co., Ltd., the Bank issued 8,120,431 shares.

Under the General Banking Act, if a single entity, other than the government or a foreign investor, owns more than 4 percent of total outstanding voting shares, that entity’s voting rights are limited to 4 percent shareholding.

(2)	Capital surplus

The capital surplus as of December 31, 2005 and 2004 were as follows (Unit: In millions):

	2004		Increase		2005
Paid-in capital in excess of par value	(Won)	5,655,840	(Won)	—	(Won)	5,655,840
Gain on business combination		397,669		—		397,669
Revaluation increment		177,229		—		177,229
Others		7,546		31,315		38,861

	(Won)	6,238,284	(Won)	31,315	(Won)	6,269,599

The gain on business combination is due to the difference between the business combination consideration and the net asset value acquired from the merger with KLB on December 31, 1998.

(3)	Retained earnings

1)	Retained earnings as of December 31, 2005 and 2004 are summarized as follows (Unit: In millions):

	2005		2004
Legal reserve	(Won)	601,340	(Won)	545,740
Business rationalization reserve		—		40,760
Reserve for financial structure improvement		55,600		—
Voluntary reserve		852,700		1,072,800
Other reserve		362,862		2,490
Retained earnings before appropriations		2,095,033		235,374

	(Won)	3,967,535	(Won)	1,897,164

2)	Legal reserve

The Korean Banking Law requires a bank to appropriate at least 10 percent of net income after income tax to legal reserve, until such reserve equals 100 percent of its paid-in capital. This reserve is not available for payment of cash dividends; however, it can be used to reduce deficit or be transferred to capital.

3)	Reserve for financial structure improvement (voluntary reserve)

In 2002, the Finance Supervisory Service recommended banks to appropriate at least 10 percent of net income after accumulated deficit to reserve for financial structure improvement, until simple capital ratio equals 5.5 percent. This reserve is not available for payment of cash dividends; however, it can be used to reduce deficit or be transferred to capital.

4)	Business rationalization reserve

Pursuant to the Tax Exemption and Reduction Control Law, the Bank was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. Since the requirement was no longer effective from 2002, business rationalization reserve was transferred to retained earnings, pursuant to the approval at the shareholders’ meeting on March 18, 2005.

5)	Retained earnings appropriated for accumulated deficit

The Bank appropriated voluntary reserve amounting to (Won)754,900 million to offset accumulated deficit, pursuant to the approval at the shareholders’ meeting on March 23, 2004.

(4)	Capital adjustments

1)	Capital adjustments as of December 31, 2005 and 2004 were as follows (Unit: In millions):

	2005		2004
Treasury stock	(Won)	(9,660)	(Won)	(1,322,320)
Gain on valuation of available-for-sale securities		509,813		711,297
Gain on valuation of held-to-maturity securities		426		—
Gain on gain on valuation of securities using the equity method		88		3,679
Loss on gain on valuation of securities using the equity method		(11,966)		(4,593)
Stock option		3,888		29,613
Loss on sales of treasury stock		—		(1,459)

	(Won)	492,589	(Won)	(583,783)

2)	The changes of capital adjustments for the year ended December 31, 2005 were as follows (Unit: In millions):

	Beginning balance		Changes		Disposal or realized		Deferred tax income		Ending balance
Treasury stock	(Won)	(1,322,320)	(Won)	—	(Won)	1,312,660	(Won)	—	(Won)	(9,660)
Gain on valuation of available-for-sale securities		711,297		418,164		(426,721)		(193,377)		509,813
Gain on valuation of held-to-maturity securities		—		952		(526)		—		426
Change due to the equity method		(914)		(15,710)		207		4,539		(11,878)
Stock options		29,613		(21,992)		(3,733)		—		3,888
Loss on sales of treasury stock		(1,459)		1,459		—		—		—

	(Won)	(583,783)	(Won)	383,323	(Won)	881,887	(Won)	(188,838)	(Won)	492,589

3)	Treasury stock

The Bank, with the approval of the Board of Directors on July 26, 2002, established an Employee Stock Option Plan (ESOP) as part of employee benefits and purchased three million shares of treasury stock under the plan. In 2003, the Bank contributed one million shares to the Employee Stock Ownership Association (ESOA). Pursuant to the approval of the Board of Directors on February 3, 2005, the Board of Directors decided to contribute additional two million shares to the ESOA. One million shares were given on February 23, 2005 and another million shares were given on April 12, 2005. As a result of the contribution, the Bank recognized (Won)996 million of gain before tax on sales of treasury stock as of December 31, 2005.

In accordance with the resolution of the Board of Directors on December 17, 2003, the Bank acquired 27,423,761 out of 30,623,761 shares previously owned by the Korean government through public bidding at (Won)43,700 per share. For the year ended December 31, 2005, the Bank has sold 26,680,772 shares of treasury stock for (Won)1,248,663 million at the domestic over-the-counter market and issued 742,989 shares of global depositary receipts on June 16, 2005 for the purpose of increasing net capital and enhancing the quality of the financial structure pursuant to the resolution of the Board of Directors on April 27, 2005. As a result of the sale of treasury stock, the Bank has recognized (Won)35,106 million of gain before tax for the year ended December 31, 2005.

In addition, as a result of the exercise of stock options, the Bank recognized gain on disposal of treasury stock amounting to (Won)494 million (not reflecting income tax effect) for the year ended December 31, 2005. Also, the Bank holds 0.06 percent (217,935 shares) of the total common stock issued as treasury stock as of December 31, 2005.

(5)	Dividends

The calculation of dividends for the years ended December 31, 2005 and 2004 was as follows:

	2005	2004
Issued stocks (shares)	336,379,116	336,379,116
Treasury stock (shares)	217,935	29,881,209

Dividend stocks (shares)	336,161,181	306,497,907
Dividend rate (%)	11.00	11.00

The amount of dividend (Won in million)	184,889	168,574

Dividend propensity (%) (*)	8.25	30.36

Dividend yield ratio (%)	0.72	1.36

(*)	The change in net income due to the accounting changes of the private beneficiary certificates was not reflected in the dividend propensity as of December 31, 2004.

18.	STOCK OPTIONS:

(1)	The Bank granted stock options to executives. When the stock options are exercised, the Bank has the option to settle either through issuance of new shares or treasury stock, or through payment of cash equivalent to the difference between the market price and the exercise price. In accordance with the resolution of the Board of Directors on August 23, 2005, the Bank has changed the settlement method from granting the treasury stock to paying cash equivalent to the difference between the market price and the exercise price only after the remaining treasury stock is exhausted. Accordingly, stock options against 217,935 shares of treasury stock, which the Bank currently owns as of December 31, 2005, were recorded using the fair value method accounting, and the other stock options were recorded using intrinsic value method accounting. Due to the change of accounting estimation, additional stock compensation expense amounting to (Won)13,483 million was recognized for the year ended December 31, 2005 and (Won)43,016 million of stock options (capital adjustment) were transferred to accrued expenses. The stock options, which will be exercised through treasury stock, are options from Series 2, 5, 7 and 8, and the respective number of shares is 592 shares, 22,490 shares, 194,632 shares and 221 shares, respectively.

		Granted shares
	Grant date	Granted	Forfeited	Exercised	Outstanding	Exercise price		Exercise period
Series 2	01.03.15	214,975	16,882	64,398	133,695	(Won)	28,027	04.03.16 ~ 09.03.15
Series 5	00.02.28	267,000	65,218	141,028	60,754		27,600	03.03.01 ~ 06.02.28
Series 6	01.03.24	111,000	38,624	35,650	36,726		25,100	04.03.25 ~ 07.03.24
Series 7	01.11.16	850,000	200,000	—	650,000		51,200	04.11.17 ~ 09.11.16
Series 8-1 (*1)	02.03.22	132,000	89,753	200	42,047		57,100	05.03.23 ~ 10.03.22
Series 8-2 (*2)	02.03.22	490,000	180,691	32,405	276,904		57,100	05.03.23 ~ 10.03.22
Series 9 (*2)	02.07.26	30,000	6,101	—	23,899		58,800	05.07.27 ~ 10.07.26
Series 10-1(*1)	03.03.21	140,000	76,557	—	63,443		48,685	06.03.22 ~ 11.03.21
Series 10-2 (*2)	03.03.21	180,000	90,440	—	89,560		35,500	06.03.22 ~ 11.03.21
Series 11(*1)	03.08.27	30,000	24,909	—	5,091		40,500	06.08.28 ~ 11.08.27
Series 12 (*1)	04.02.09	85,000	9,461	—	75,539		46,100	07.02.10 ~ 12.02.09
Series 13-1(*1)	04.03.23	20,000	—	—	20,000		48,650	07.03.24 ~ 12.03.23
Series 13-2 (*2)	04.03.23	10,000	—	—	10,000		47,200	07.03.24 ~ 12.03.23
Series 14 (*1 & 2)	04.11.01	700,000	—	—	700,000		52,100	07.11.02 ~ 12.11.01
Series 15-1(*1)	05.03.18	165,000	—	—	165,000		60,300	08.03.19 ~ 13.03.18
Series 15-2 (*2)	05.03.18	765,000	—	—	765,000		46,800	08.03.19 ~ 13.03.18
Series 16 (*2)	05.04.27	15,000	—	—	15,000		45,700	08.04.28 ~ 13.04.27
Series 17 (*2)	05.07.22	30,000	—	—	30,000		49,200	08.07.23 ~ 13.07.22
Series 18 (*2)	05.08.23	15,000	—	—	15,000		53,000	08.08.24 ~ 13.08.23
Kookmin Credit Card-1 (*3)	01.03.22	22,146	—	—	22,146		71,538	04.03.23 ~ 11.03.22
Kookmin Credit Card -2 (*1 & 3)	02.03.29	9,990	—	—	9,990		129,100	04.03.30 ~ 11.03.29

		4,282,111	798,636	273,681	3,209,794

(*1)	The exercise price is adjusted by reflecting the increase in average stock price index of banking industry as of December 31, 2005.
(*2)	As the actual number of exercisable granted shares is determined in accordance with the management performance for the contract period of service, the number of granted shares used for the calculation of compensation cost is computed based on the assumption that the performance result falls into the highest level in the bracket.
(*3)	The Bank took over the stock options granted by Kookmin Credit Card Co., Ltd. of which the exercise price and number of shares were adjusted in proportion to the merger ratio.

(2)	The compensation cost of the stock options to be exercised through issuance of treasury stock is calculated based on the fair value basis method. The main assumptions used under the fair value basis method were as follows:

	Stock price at grant date		Risk free interest rate (%)	Expected exercise period(years)	Volatility (%)	Expected dividend’s rate of return (%)	Compensation cost per share
Series 2	(Won)	25,156	6.06	5.50	70.3	2.47	(Won)	15,987
Series 5		33,750	4.74	1.33	73.3	1.93		13,320
Series 7		45,800	4.91	3.00	58.9	—		18,364
Series 8		58,000	6.14	3.00	53.6	—		24,494

(3)	The compensation costs, by the settlement method, as of December 31, 2005 are as follows (Unit: In millions):

	Cash settlement		Stock settlement
Total compensation cost of stock options	(Won)	69,394	(Won)	3,888
Reflected compensation cost		43,016		3,888

Compensation cost to be reflected	(Won)	26,378	(Won)	—

The Bank recognized (Won)21,024 million of compensation cost for the year ended December 31, 2005.

(4)	The weighted average exercise price and the weighted average fair value of the stock options through issuance of treasury stock as of December 31, 2005 are (Won)48,708 and (Won)17,843, respectively.

19.	CONTINGENCIES AND COMMITMENTS:

(1)	The Bank and its subsidiaries hold written-off loans, of which the claim for borrowers and guarantors have not been terminated , amounting to (Won)7,790,835 million and (Won)6,682,403 million as of December 31, 2005 and 2004, respectively.

(2)	As of December 31, 2005, the Bank has entered into commitments to provide credit line of (Won)3,302,896 million and to purchase commercial papers amounting to (Won)1,507,900 million with several special purpose companies. Under these commitments, the Bank extended (Won)174,970 million of loans to the companies and recognized (Won)384,724 million of expected loss as other allowance. The Bank has no balance of commitment to purchase commercial papers as of December 31, 2005. In addition, the Bank has (Won)93,710 million of outstanding commitments to provide foreign currency loans as of December 31, 2005.

The Bank and its subsidiaries make commercial papers discount contract with Korea Exchange Bank and Tong Yang Investment Bank amounting to (Won)15,000 million and (Won)30,000 million, respectively, as of December 31, 2005. There is no balance of commercial papers discount for both Korea Exchange Bank and Tong Yang Investment Bank as of December 31, 2005.

(3)	As of December 31, 2005, the Bank and its subsidiaries have provided two promissory notes with face value of (Won)119,169 million to Korea Housing Guarantee Corporation as guarantee for land trust business.

(4)	The Bank entered into the business cooperation agreements with Woori Credit Card, Citibank and Nonghyup for the credit card business. Accordingly, the Bank shares the related revenue from such business operation.

(5)	As of December 31, 2005, the Bank has provided allowances of (Won)241 million for losses from possible future repurchase of loans, which the Bank sold to Korea Asset Management Corporation (“KAMCO”) for (Won)685 million.

(6)	As of December 31, 2005 and 2004, the Bank recorded receivables amounting to (Won)383,838 million and (Won)2,286,066 million, and payables amounting to (Won)383,550 million and (Won)2,283,394 million for unsettled foreign currency spot transactions.

(7)	The Bank and its subsidiaries received performance bonds of (Won)1,361 million from Seoul Guarantee Insurance Company in relation to service contracts with third parties, which provides performance guarantee and subsequent service warranty for one year.

(8)	As of December 31, 2005, the Bank and its subsidiaries face 136 pending legal actions involving aggregate damages of (Won)299,165 million. On the other hand, the Bank and its subsidiaries have filed 244 lawsuits, which are still pending, with aggregate claims of (Won)267,151 million. Management believes that the actions against the Bank and its subsidiaries are without merit and that the ultimate liability, if any, will not materially affect the Bank and its subsidiaries’ financial position.

(9)	During the current year, the Fair Trade Commission has initiated an investigation into the inter-company transactions of the Bank, but the ultimate result of the investigation is not certain as of December 31, 2005.

(10)	The notional amounts outstanding for derivative contracts as of December 31, 2005 and 2004 were as follows (Unit: In millions):

Type	2005(*)						2004
	Trading		Hedge		Total		Trading		Hedge		Total
Interest rate:
Interest rate forwards	(Won)	303,250	(Won)	—	(Won)	303,250	(Won)	—	(Won)	—	(Won)	—
Interest rate futures		695,443		—		695,443		605,224		—		605,224
Interest rate swaps		33,486,729		1,581,097		35,067,826		31,957,000		1,007,900		32,964,900
Interest rate options purchased		300,650		—		300,650		354,190		—		354,190
Interest rate options sold		640,650		—		640,650		854,190		—		854,190

		35,426,722		1,581,097		37,007,819		33,770,604		1,007,900		34,778,504

Currency:
Currency forwards		58,354,822		—		58,354,822		53,943,197		—		53,943,197
Currency futures		2,419,652		—		2,419,652		2,537,269		—		2,537,269
Currency swaps		4,796,740		—		4,796,740		4,184,152		—		4,184,152
Currency options purchased		119,345		—		119,345		245,387		—		245,387
Currency options sold		73,056		—		73,056		270,247		—		270,247

		65,763,615		—		65,763,615		61,180,252		—		61,180,252

Stock:
Stock index futures		13,567		—		13,567		3,406		—		3,406
Stock options purchased		2,746,364		—		2,746,364		1,743,480		—		1,743,480
Stock options sold		2,754,603		—		2,754,603		1,729,630		—		1,729,630

		5,514,534		—		5,514,534		3,476,516		—		3,476,516

Others:
Gold index purchased		146,268		—		146,268		—		—		—
Gold index sold		146,268		—		146,268		—		—		—

		292,536		—		292,536		—		—		—

	(Won)	106,997,407	(Won)	1,581,097	(Won)	108,578,504	(Won)	98,427,372	(Won)	1,007,900	(Won)	99,435,272

For transaction between Won and foreign currencies, unsettled amount of transaction is presented using the basic foreign exchange rate based on the contract amount in foreign currencies. For transaction between foreign currencies and foreign currencies, unsettled amount is presented using the basic foreign exchange rate based on foreign currencies purchased.

December 31, 2005

Type	Gain (loss) on valuation (I/S)						Gain (loss) on valuation (B/S)
	Trading		Hedge		Total
Interest rate:
Interest rate options purchased	(Won)	694 (4,115)	(Won)	— —	(Won)	694 (4,115)	(Won)	2,778 —
Interest rate options sold		3,867 (1,109)		— —		3,867 (1,109)		— (2,179)
Interest rate swaps (*1)		445,081 (366,865)		1,336 (56,144)		446,417 (423,009)		231,341 (242,414)
Interest rate forwards		6 (3)		— —		6 (3)		6 (3)

		449,648 (372,092)		— (56,144)		450,984 (428,236)		234,125 (244,596)

Currency:
Currency forwards (*1)		593,383 (531,381)		— —		593,383 (531,381)		607,398 (584,142)
Currency swaps (*1)		66,458 (96,686)		— —		66,458 (96,686)		298,431 (179,250)
Currency options purchased		118 (1,011)		— —		118 (1,011)		117 (1,011)
Currency options sold	(Won)	620 (41)	(Won)	— —	(Won)	620 (41)	(Won)	618 (42)

		660,579 (629,119)		— —		660,579 (629,119)		906,564 (764,445)

Stock:
Stock option purchased		20,002 (18,244)		— —		20,002 (18,244)		61,345 —
Stock option sold		19,765 (19,240)		— —		19,765 (19,240)		— (61,516)

		39,767 (37,484)		— —		39,767 (37,484)		61,345 (61,516)

Others:
Gold index purchased		36 (1,841)		— —		36 (1,841)		95 —
Gold index sold		1,928 (34)		— —		1,928 (34)		— (95)
		1,964 (1,875)		— —		1,964 (1,875)		95 (95)

	(Won)	1,151,958 (1,040,570)	(Won)	1,336 (56,144)	(Won)	1,153,294 (1,096,714)	(Won)	1,202,129 (1,070,652)

December 31, 2004

Type	Gain (loss) on valuation (I/S)						Gain (loss) on valuation (B/S)
	Trading		Hedge		Total
Interest rate:
Interest rate options purchased		4,234 (3,192)		— —		4,234 (3,192)		6,202 —
Interest rate options sold		4,052 (9,865)		— —		4,052 (9,865)		— (17,757)
Interest rate swaps (*1)		319,044 (279,910)		3,890 (6,065)		322,934 (285,975)		316,435 (354,023)

		327,330 (292,967)		3,890 (6,065)		331,220 (299,032)		322,637 (371,780)

Currency:
Currency forwards (*1)		1,519,740 (1,480,920)		— —		1,519,740 (1,480,920)		1,519,636 (1,486,626)
Currency swaps (*1)		321,802 (250,158)		— —		321,802 (250,158)		476,703 (287,203)
Currency options purchased		323 (1,792)		— —		323 (1,792)		281 (887)
Currency options sold		2,683 (379)		— —		2,683 (379)		827 (379)

		1,844,548 (1,733,249)		— —		1,844,548 (1,733,249)		1,997,447 (1,775,095)

Stock:
Stock option purchased		10,554 (8,718)		— —		10,554 (8,718)		72,002 —
Stock option sold		9,790 (9,631)		— —		9,790 (9,631)		— (72,755)

		20,344 (18,349)		— —		20,344 (18,349)		72,002 (72,755)

	(Won)	2,192,222 (2,044,565)	(Won)	3,890 (6,065)	(Won)	2,196,112 (2,050,630)	(Won)	2,392,086 (2,219,630)

The Bank and its subsidiaries use various derivative instruments for its trading activities, including interest rate and foreign exchange swaps, futures, forwards and options, to manage the interest rate characteristics of certain assets or liabilities and to economically hedge against the effects of fluctuations in interest rates or foreign exchange rates.

The Bank holds derivative instruments accounted for as fair value hedges applied to debentures, subordinated bonds, structured bonds and structured deposits. As of December 31, 2005, the Bank recognized (Won)56,144 million of gains and (Won)1,336 million of losses on valuation of fair value hedged items. In addition, the interest rate swap covers the fair value changes of the hedged items that resulted from the fluctuation in interest rate and foreign exchange rate.

(11)	The Bank has credit linked notes issued by Morgan Stanley for the commission gain as of December 31, 2005 as follows (Unit: In thousands):

Contract date	Expired date	2005	2004	Reference entity
2003.3.24	2006.3.24	US$ 40,000	US$ 40,000	KDB, KEPCO, POSCO, KT

In accordance with the agreements of the credit linked notes, when the credit events, such as default, occurs in the reference entities during the contract period, the credit linked notes are returned to Morgan Stanley and the Bank will receive the debt securities issued by the reference entities for the consideration of the credit linked notes or cash equivalents to the debt securities issued by the reference entities.

20.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES:

Assets and liabilities denominated in foreign currencies as of December 31, 2005 and 2004 were as follows:

	2005				2004
	USD equivalent (In thousands)		KRW equivalent (In millions)		USD equivalent (In thousands)		KRW equivalent (In millions)
Assets:

Foreign currencies	US$	148,473	(Won)	150,403	US$	119,502	(Won)	124,736
Due from banks-foreign currencies		581,562		589,122		620,355		647,527
Securities-foreign currencies		689,724		698,691		816,900		852,680
Loans in foreign currencies		5,049,141		5,114,780		3,506,182		3,659,753
Bills bought in foreign currencies		1,359,896		1,377,574		550,697		574,818
Call loans in foreign currencies		39,574		40,088		170,990		178,480

	US$	7,868,370	(Won)	7,970,658	US$	5,784,626	(Won)	6,037,994

Liabilities:

Deposits-foreign currencies	US$	1,573,390	(Won)	1,593,844	US$	1,452,512	(Won)	1,516,132
Borrowings-foreign currencies		2,682,719		2,717,595		2,074,006		2,164,848
Due to BOK		535		542		1,923		2,007
Call money in foreign currencies		265,954		269,412		13,111		13,685
Debentures-foreign currencies		1,038,490		1,051,990		667,294		696,522
Foreign exchange remittance pending		38,149		38,645		20,497		21,395

	US$	5,599,237	(Won)	5,672,028	US$	4,229,343	(Won)	4,414,589

(*)	Foreign currencies other than U.S. dollars were translated into U.S. dollars at the appropriate exchange rates at balance sheet dates.

21.	GENERAL AND ADMINISTRATIVE EXPENSES:

(1)	General and administrative expenses for the years ended December 31, 2005 and 2004 were as follows (Unit: In millions):

	2005		2004
Salaries	(Won)	1,469,562	(Won)	1,233,320
Provision for severance benefits		133,325		127,676
Other employee benefits		370,731		339,896
Rent		90,168		82,273
Depreciation & amortization		351,641		438,184
Tax and dues		124,506		125,416
Advertising		67,068		44,119
Development expenses		110,951		115,407
Other		314,006		319,236

	(Won)	3,031,958	(Won)	2,825,527

(2)	Other general and administrative expenses for the years ended December 31, 2005 and 2004 were as follows (Unit: In millions):

	2005		2004
Communication	(Won)	40,097	(Won)	39,925
Electricity and utilities		16,934		17,797
Publication		20,813		22,210
Repairs maintenance		18,838		18,461
Vehicle		27,935		28,455
Travel		4,239		5,198
Training		18,596		21,248
Other		166,554		165,942

	(Won)	314,006	(Won)	319,236

22.	NON-OPERATING INCOME AND EXPENSES:

Non-operating income and expenses for the years ended December 31, 2005 and 2004 consisted of (Unit: In millions):

	2005		2004
Non-operating income:

Gain on disposal of tangible assets	(Won)	11,433	(Won)	29,562
Rental income		3,078		2,883
Gain on valuation of securities accounted for using the equity method		35,858		33,982
Gain on disposal of available-for-sale securities		342,549		175,981
Gain on redemption of held-to-maturity securities		216		1,517
Gain on disposal of securities accounted for using the equity method		—		1,146
Reversal of impairment losses on available-for-sale securities		7,422		—
Gain on sales of loans		81,866		24,428
Others		214,616		190,000

	(Won)	697,038	(Won)	459,499

Non-operating expenses:

Loss on disposal of tangible assets	(Won)	4,293	(Won)	16,753
Loss on disposal of available-for-sale securities		20,240		29,451
Loss on impairment of available-for-sale securities		103,305		91,312
Loss on valuation of securities accounted for using the equity method		2,674		1,475
Loss on sales of loans		16,397		1,183,332
Severance benefits		255,700		50,029
Others		123,989		143,573

	(Won)	526,598	(Won)	1,515,925

23.	INCOME TAX EXPENSE:

(1)	Income tax expense for the years ended December 31, 2005 and 2004 is summarized as follows (Unit: In millions):

	2005		2004
Bank:
Income tax currently payable	(Won)	1,032,011	(Won)	178,871
Changes in deferred income tax assets (*)		45,277		90,898
Retained earnings and other capital surplus adjustments		(107,785)		(312)
Income tax expense of overseas branch		6,532		—

		976,035		269,457

Subsidiaries:
Income tax currently payable		12,267		5,602
Changes in deferred income tax assets		15,478		(10,846)
Retained earnings and other capital surplus adjustments		2,272		—

		30,017		(5,244)

	(Won)	1,006,052	(Won)	264,213

(*)	Adjustment in relation to the private beneficiary certificates is not reflected on the income for the year ended December 31, 2004.

(2)	Deferred income tax assets in the consolidated financial statements as of December 31, 2005 and 2004 were as follows (Unit: In millions):

	2005		2004
Bank	(Won)	353,214	(Won)	502,937
KB Data System Co., Ltd.		(51)		—
KB Futures Co., Ltd.		37		67
KB Investment Co., Ltd.		2,004		3,189
KB Asset Management Co., Ltd.		279		(88)
KB Real Estate Trust Co., Ltd.		12,074		20,777
KB Credit Information Co., Ltd.		597		524
Kookmin Bank Hong Kong Ltd.		40		2,563
Kookmin Bank Int’l Ltd. (London)		2,487		(19)
KB Life Insurance Co., Ltd.		2,464		—

		373,145		529,950
Consolidated adjustment		1,522		694

	(Won)	374,667	(Won)	530,644

(3)	The statutory income tax rates applicable to the Bank and its subsidiaries, including resident tax surcharges, are 27.5 percent and 29.7 percent for the years ended December 31, 2005 and 2004, respectively. However, due to tax adjustments, the effective tax rates for the years ended December 31, 2005 and 2004 are 30.87 percent and 42.39 percent, respectively.

24.	EARNINGS PER SHARE:

(1)	Ordinary income per share and net income per share

Ordinary income per share and net income per share were calculated for common stock by dividing ordinary income and net income available to common shareholders by the weighted average number of outstanding common stock. In case the stock options are exercised during the year ended December 31, 2005, the outstanding common shares are calculated on the assumption that the treasury stock is disposed of on the exercised date.

Net income per share for common stock for the year ended December 31, 2005 was computed as follows:

1)	Outstanding capital stock

	Number of shares	Number of shares x Number of dates
Number of common shares outstanding-beginning balance	336,379,116	122,778,377,340
Number of treasury stock outstanding-beginning balance	(29,881,209)	(10,906,641,285)

Sale of treasury stock	29,663,274	5,945,063,364

	336,161,181	117,816,799,419

Weighted average number of common shares outstanding : 117,816,799,419 ÷ 365 days = 322,785,752 shares

2)	The basic net income per share for the year ended December 31, 2005 is as follows (Unit: In won)

	Common shares
Net income (=ordinary income)	(Won)	2,241,054,520,374
Weighted average number of common shares outstanding		322,785,752

Net income per share	(Won)	6,943

Ordinary income per share	(Won)	6,943

The ordinary income for the year ended December 31, 2005 equals to net income because there is no extraordinary item.

Basic net income (ordinary income) per share for the year ended December 31, 2004 was (Won) 1,162.

(2)	Diluted ordinary income per share and diluted net income per share

Diluted net income and ordinary income per share for the year ended December 31, 2005 represent diluted net income and diluted ordinary income divided by the number of common shares and diluted securities. Stock options and treasury stock contributed to Employee Stock Ownership Plan in April 2005 were considered for the computation of diluted earnings per share due to their dilutive effects.

Diluted net income (ordinary income) per share for the year ended December 31, 2005 was computed as follows:

1)	Diluted net income (ordinary income) (*1) : (Won)2,240,782,310,189

2)	Number of common shares and diluted securities: 322,785,752 + 170,831 (*2) = 322,956,583 (shares)

3)	Diluted net income (ordinary income) per share : (Won)2,240,782,310,189 ÷ 322,956,583 (shares) = (Won)6,938

(*1)	The stock options, which were included in the diluted shares, have no effect on net income because the contracted service period has expired as of December 31, 2005, and for the year ended December 31, 2005, (Won)272 million of compensation cost of certain stock options, which was recorded prior to 2004, was reversed because the exercise right has expired.
(*2)	The 170,831 shares of treasury stock in stock options are included in diluted shares.

Diluted net income (ordinary income) per share for the year ended December 31, 2004 was (Won) 1,161.

(3)	Dilutive securities

As of December 31, 2005, dilutive securities are summarized as follows (Unit: won, shares):

	Exercise period	Common stock to be issued	Condition for conversion
Stock options	Mar. 1, 2003 ~ Mar. 22, 2010	217,935	(Won) 27,600 ~ 57,100 per share

25.	SEGMENT INFORMATION:

(1)	Balance sheets per business segment as of December 31, 2005 were as follows (Unit: In millions):

	Financial & insurance business		Non-financial business		Consolidation adjustment		Total
Cash and due from banks	(Won)	6,074,380	(Won)	10,930	(Won)	(142,314)	(Won)	5,942,996
Securities		33,907,640		—		(428,508)		33,479,132
Loans		136,630,845		468		(809,467)		135,821,846
Fixed assets		2,443,906		536		(2,830)		2,441,612
Other assets		5,450,265		12,681		(245,810)		5,217,136

	(Won)	184,507,036	(Won)	24,615	(Won)	(1,628,929)	(Won)	182,902,722

Deposits	(Won)	129,951,153	(Won)	—	(Won)	(335,564)	(Won)	129,615,589
Borrowings		13,962,168		—		(633,771)		13,328,397
Debentures		16,547,987		—		—		16,547,987
Other liabilities		11,146,822		6,888		(193,193)		10,960,517

		171,608,130		6,888		(1,162,528)		170,452,490

Common stock		1,986,450		8,000		(312,554)		1,681,896
Capital surplus		6,275,094		—		(5,495)		6,269,599
Retained earnings		4,136,027		9,727		(178,219)		3,967,535
Capital adjustments		501,335		—		(8,746)		492,589
Minority interests		—		—		38,613		38,613

		12,898,906		17,727		(466,401)		12,450,232

	(Won)	184,507,036	(Won)	24,615	(Won)	(1,628,929)	(Won)	182,902,722

Balance sheets per business segment as of December 31, 2004 were as follows (Unit: In millions):

	Financial & insurance business		Non-financial business		Consolidation adjustment		Total
Cash and due from banks	(Won)	5,384,608	(Won)	12,071	(Won)	(183,616)	(Won)	5,213,063
Securities		31,067,437		1		(397,519)		30,669,919
Loans		136,551,909		1,660		(715,865)		135,837,704
Fixed assets		2,639,284		358		(2,524)		2,637,118
Other assets		8,561,591		8,168		(238,636)		8,331,123

	(Won)	184,204,829	(Won)	22,258	(Won)	(1,538,160)	(Won)	182,688,927

Deposits	(Won)	130,453,034	(Won)	—	(Won)	(319,161)	(Won)	130,133,873
Borrowings		9,958,105		—		(598,510)		9,359,595
Debentures		21,874,695		—		—		21,874,695
Other liabilities		12,262,641		6,426		(209,534)		12,059,563

		174,548,475		6,426		(1,127,175)		173,427,726

Common stock		2,006,311		8,000		(332,415)		1,681,896
Capital surplus		6,250,028		—		(11,744)		6,238,284
Retained earnings		1,977,828		7,835		(88,499)		1,897,164
Capital adjustments		(577,813)		(3)		(5,967)		(583,783)
Minority interests		—		—		27,640		27,640

		9,656,354		15,832		(410,985)		9,261,201

	(Won)	184,204,829	(Won)	22,258	(Won)	(1,538,160)	(Won)	182,688,927

(2)	Statements of income per business segment for the year ended December 31, 2005 were as follows (Unit: In millions):

	Financial & insurance business		Non-financial business		Consolidation adjustment		Total
Operating revenues	(Won)	18,481,354	(Won)	47,329	(Won)	(241,725)	(Won)	18,286,958
Operating expenses		15,363,479		43,772		(208,879)		15,198,372

Operating income		3,117,875		3,557		(32,846)		3,088,586
Non-operating income		761,975		24		(64,961)		697,038
Non-operating expenses		531,045		56		(4,503)		526,598

Net income before income tax		3,348,805		3,525		(93,304)		3,259,026
Income tax expense		1,005,236		991		(175)		1,006,052

Net income before minority interests		2,343,569		2,534		(93,129)		2,252,974
Minority interests		—		—		(11,919)		(11,919)

Net income	(Won)	2,343,569	(Won)	2,534	(Won)	(105,048)	(Won)	2,241,055

Statements of income per business segment for the year ended December 31, 2004 were as follows (Unit: In millions):

	Financial & insurance business		Non-financial business		Consolidation adjustment		Total
Operating revenues	(Won)	21,010,393	(Won)	40,672	(Won)	(219,673)	(Won)	20,831,392
Operating expenses		19,313,267		38,688		(200,270)		19,151,685

Operating income		1,697,126		1,984		(19,403)		1,679,707
Non-operating income		462,343		5		(2,849)		459,499
Non-operating expenses		1,556,028		—		(40,103)		1,515,925

Net income before income tax		603,441		1,989		17,851		623,281
Income tax expense		264,503		405		(695)		264,213

Net income before minority interests		338,938		1,584		18,546		359,068
Minority interests		—		—		(3,132)		(3,132)

Net income	(Won)	338,938	(Won)	1,584	(Won)	15,414	(Won)	355,936

(3)	Financial information per business segment as of and for year ended December 31, 2005 was as follows (Unit: In millions):

	Banking		Trust account		Others		Consolidation adjustment		Total
Operating revenues	(Won)	17,888,434	(Won)	158,512	(Won)	481,737	(Won)	(241,725)	(Won)	18,286,958
Less: inter-company transaction		(137,124)		(4,439)		(100,162)		241725		—

Net operating revenues		17,751,310		154,073		381,575		—		18,286,958

Operating income		3,027,003		1,353		93,076		(32,846)		3,088,586

Cash and due from banks	(Won)	5,975,604	(Won)	6,933	(Won)	102,773	(Won)	(142,314)	(Won)	5,942,996
Securities		30,589,221		2,899,339		419,080		(428,508)		33,479,132
Loans		136,308,296		294,583		28,434		(809,467)		135,821,846
Fixed assets		2,437,052		—		7,390		(2,830)		2,441,612
Other assets		5,008,734		158,122		296,090		(245,810)		5,217,136

	(Won)	180,318,907	(Won)	3,358,977	(Won)	853,767	(Won)	(1,628,929)	(Won)	182,902,722

Financial information per business segment as of and for year ended December 31, 2004 was as follows (Unit: In millions):

	Banking		Trust account		Others		Consolidation adjustment		Total
Operating revenues	(Won)	20,548,683	(Won)	266,488	(Won)	235,894	(Won)	(219,673)	(Won)	20,831,392
Less: inter-company transaction		(89,261)		(19,728)		(110,684)		219,673		—

Net operating revenues		20,459,422		246,760		125,210		—		20,831,392

Operating income		1,738,899		(655)		(39,134)		(19,403)		1,679,707

Cash and due from banks	(Won)	5,284,577	(Won)	—	(Won)	112,102	(Won)	(183,616)	(Won)	5,213,063
Securities		27,986,462		2,845,946		235,030		(397,519)		30,669,919
Loans		136,230,177		302,309		21,083		(715,865)		135,837,704
Fixed assets		2,633,731		—		5,911		(2,524)		2,637,118
Other assets		8,139,035		167,039		263,685		(238,636)		8,331,123

	(Won)	180,273,982	(Won)	3,315,294	(Won)	637,811	(Won)	(1,538,160)	(Won)	182,688,927

(4)	Financial information per geographical area as of and for the year ended December 31, 2005 was as follows (Unit: In millions):

	Domestic		Overseas		Consolidation adjustment		Total
Operating revenues	(Won)	18,495,507	(Won)	33,176	(Won)	(241,725)	(Won)	18,286,958
Less: inter-company transaction		(235,242)		(6,483)		241,725		—

Net operating revenues		18,260,265		26,693		—		18,286,958

Operating income		3,110,251		11,181		(32,846)		3,088,586

Cash and due from banks	(Won)	5,977,123	(Won)	108,187	(Won)	(142,314)	(Won)	5,942,996
Securities		33,868,719		38,921		(428,508)		33,479,132
Loans		136,061,424		569,889		(809,467)		135,821,846
Fixed assets		2,444,092		350		(2,830)		2,441,612
Other assets		5,455,036		7,910		(245,810)		5,217,136

	(Won)	183,806,394	(Won)	725,257	(Won)	(1,628,929)	(Won)	182,902,722

Financial information per geographical area as of and for the year ended December 31, 2004 was as follows (Unit: In millions):

	Domestic		Overseas		Consolidation adjustment		Total
Operating revenues	(Won)	20,969,995	(Won)	81,070	(Won)	(219,673)	(Won)	20,831,392

Less: inter-company transaction		(200,995)		(18,678)		219,673		—

Net operating revenues		20,769,000		62,392		—		20,831,392

Operating income		1,667,902		31,208		(19,403)		1,679,707

Cash and due from banks	(Won)	5,251,707	(Won)	144,972	(Won)	(183,616)	(Won)	5,213,063
Securities		31,044,015		23,423		(397,519)		30,669,919
Loans		135,658,393		895,176		(715,865)		135,837,704
Fixed assets		2,636,061		3,581		(2,524)		2,637,118
Other assets		8,006,685		563,074		(238,636)		8,331,123

	(Won)	182,596,861	(Won)	1,630,226	(Won)	(1,538,160)	(Won)	182,688,927

26.	RELATED PARTY TRANSACTIONS:

(1)	Significant balances with related parties as of December 31, 2005 and 2004 were as follows (Unit: In millions):

	2005				2004
	Assets		Liabilities		Assets		Liabilities
Trust accounts (trust accounts guaranteeing a fixed rate of return and the repayment of principal)	(Won)	57,658	(Won)	128,147	(Won)	79,968	(Won)	117,237
KB Investment Co., Ltd.		—		20,096		—		17,739
KB Futures Co., Ltd.		1,874		13,899		22		11,024
KB Data System Co., Ltd.		50		14,021		98		18,743
KB Credit Information Co., Ltd.		191		22,405		—		22,363
KB Asset Management Co., Ltd.		114		21,861		—		26,253
KB Real Estate Trust Co., Ltd.		18,532		1,418		33,975		1,196
KB Life Insurance Co., Ltd.		1,620		793		3,037		7,203
Pacific IT Investment Partnership		—		1,639		—		—
NPC 02-4 Kookmin Venture Fund		—		19,327		—		—
Jooeun Industrial Co., Ltd.		65,927		—		70,808		—
Kookmin Bank International Ltd. (London)		247,919		54,436		245,772		101,812
Kookmin Bank Hong Kong Ltd.		123,460		24,641		171,820		12,145

	(Won)	517,345	(Won)	322,683	(Won)	605,500	(Won)	336,435

(2)	Significant transactions with related parties for the years ended December 31, 2005 and 2004 were as follows (Unit: In millions):

	2005				2004
	Revenue		Expenses		Revenue		Expenses
Trust accounts (trust accounts guaranteeing fixed rate of return and the repayment of principal)	(Won)	83,019	(Won)	4,440	(Won)	40,567	(Won)	10,763
KB Investment Co., Ltd.		—		623		—		432
KB Futures Co., Ltd.		25		1,370		93		952
KB Data System Co., Ltd.		93		22,752		—		20,131
KB Asset Management Co., Ltd.		907		1,030		—		866
KB Real Estate Trust Co., Ltd.		1,743		—		2,187		43
KB Credit Information Co., Ltd.		197		70,708		—		33,324
KB Life Insurance Co., Ltd.		30,167		22		17,855		51
Pacific IT Investment Partnership		—		5		—		—
NPC02-4 Kookmin Venture Fund		7		518		—		—
Kookmin Bank International Ltd. (London)		7,294		4,901		3,808		5,115
Kookmin Bank Hong Kong Ltd.		6,309		2,092		4,441		1,824

	(Won)	129,761	(Won)	108,461	(Won)	68,951	(Won)	73,501

27.	CONSOLIDATED STATEMENTS OF CASH FLOWS:

(1)	Cash flows from operating activities are presented by the indirect method.

(2)	The cash and due from banks in the statements of cash flows for the years ended December 31, 2005 and 2004 were as follows (Unit: In millions)

	2005		2004
Cash on hand	(Won)	2,683,480	(Won)	2,380,580
Foreign currencies		150,403		124,736
Due from banks in Won		2,519,991		2,063,971
Due from banks in foreign currencies		589,122		647,527

		5,942,996		5,216,814
Restricted due from banks		(2,259,181)		(1,829,893)

	(Won)	3,683,815	(Won)	3,386,921

(3)	Significant transactions not involving cash inflows and outflows for the years ended December 31, 2005 and 2004 were as follows (Unit: In millions)

	2005		2004
Write-offs of loans and decrease of loans from principal reduction	(Won)	2,151,343	(Won)	5,326,823
Increase (Decrease) in allowance resulting from sale of non-performing loans and repurchase		(167,443)		644,697
Increase in available-for-sale securities resulting from the debt to equity swap		35,762		181,034
Changes in capital adjustments from valuation of securities		(212,022)		568,347
Reclassification of available-for-sale securities to held-to-maturity securities		60,091		—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: March 31, 2006	By:	/s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	CFO / Senior EVP
Executive Director